Form 10-K, Exhibit 13
period 2002-12-31
TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2003-03-26
CIK 352049, 20947, 77278, 73960, 1031296, 77227, 65350, 53456

THE CLEVELAND ELECTRIC
                              ILLUMINATING COMPANY

                       2002 ANNUAL REPORT TO STOCKHOLDERS



          The Cleveland Electric Illuminating Company (CEI) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.9 million.






Contents                                                             Page
--------                                                             ----

Selected Financial Data.........................................       1
Management's Discussion and Analysis............................      2-12
Consolidated Statements of Income...............................      13
Consolidated Balance Sheets.....................................      14
Consolidated Statements of Capitalization.......................     15-16
Consolidated Statements of Common Stockholder's Equity..........      17
Consolidated Statements of Preferred Stock......................      17
Consolidated Statements of Cash Flows...........................      18
Consolidated Statements of Taxes................................      19
Notes to Consolidated Financial Statements......................     20-33
Reports of Independent Accountants..............................     34-35




                                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                          SELECTED FINANCIAL DATA



                                                2002           2001           2000            1999           1998
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:

Operating Revenues......................     $1,835,371      $2,076,222     $1,887,039     $1,864,954      $1,795,997
                                             ==========      ==========     ==========     ==========      ==========

Operating Income........................     $  325,146      $  395,561     $  390,094     $  394,766      $  382,523
                                             ==========      ==========     ==========     ==========      ==========

Net Income..............................     $  155,946      $  219,044     $  202,950     $  194,089      $  164,891
                                             ==========      ==========     ==========     ==========      ==========

Earnings on Common Stock................     $  138,556      $  193,206     $  182,107     $  160,565      $  140,097
                                             ==========      ==========     ==========     ==========      ==========

Total Assets............................     $5,935,253      $5,856,106     $5,964,631     $6,208,761      $6,318,183
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION AT DECEMBER 31:
Common Stockholder's Equity.............     $1,226,632      $1,082,145     $1,064,839     $  966,616      $1,008,238
Preferred Stock-
   Not Subject to Mandatory Redemption..         96,404         141,475        238,325        238,325         238,325
   Subject to Mandatory Redemption......        105,021         106,288         26,105        116,246         149,710
Long-Term Debt..........................      1,975,001       2,156,322      2,634,692      2,682,795       2,888,202
                                             ----------      ----------     ----------     ----------      ----------
Total Capitalization....................     $3,403,058      $3,486,230     $3,963,961     $4,003,982      $4,284,475
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION RATIOS:
Common Stockholder's Equity.............           36.0%           31.0%          26.9%          24.1%           23.5%
Preferred Stock-
   Not Subject to Mandatory Redemption..            2.9             4.1            6.0            6.0             5.6
   Subject to Mandatory Redemption......            3.1             3.0            0.6            2.9             3.5
Long-Term Debt..........................           58.0            61.9           66.5           67.0            67.4
                                                  -----           -----          -----          -----           -----
Total Capitalization....................          100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====          =====          =====           =====

DISTRIBUTION KILOWATT-HOUR
DELIVERIES (Millions):
Residential.............................          5,370           5,061          5,061          5,278           4,949
Commercial..............................          4,628           4,907          6,656          6,509           6,353
Industrial..............................          8,921           9,593          8,320          8,069           8,024
Other...................................            167             166            167            166             165
                                                 ------          ------         ------         ------          ------
Total...................................         19,086          19,727         20,204         20,022          19,491
                                                 ======          ======         ======         ======          ======

CUSTOMERS SERVED:
Residential.............................        677,095         673,852        667,115        667,954         668,470
Commercial..............................         71,893          70,636         69,103         69,954          68,896
Industrial..............................          4,725           4,783          4,851          5,090           5,336
Other...................................            289             292            307            223             221
                                                -------         -------        -------        -------         -------
Total...................................        754,002         749,563        741,376        743,221         742,923
                                                =======         =======        =======        =======         =======


Number of Employees.....................            974           1,025          1,046          1,694           1,798




                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

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

Corporate Separation
--------------------

          Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers as a result of legislation which restructured the electric utility industry. That legislation required unbundling the price for electricity into its component elements -- including generation, transmission, distribution and transition charges. CEI continues to deliver power to homes and businesses through its existing distribution system and maintain the "provider of last resort" (PLR) obligations under its transition plan. As a result of the transition plan, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, and leases EUOC fossil generating facilities. CEI is a "full requirements" customer of FES to enable it to meet its PLR responsibilities in its respective service area.

          The effect on CEI's reported results of operations during 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following tables:



         Corporate Restructuring - 2001 Income Statement Effects
         -------------------------------------------------------
         Increase (Decrease)
                                               Corporate
                                               Separation          ATSI           Total
                                               ----------          ----           -----
                                                                (In millions)
  Operating Revenues:
    Power supply agreement with FES........      $334.1           $--             $334.1
    Generating units rent..................        59.1            --               59.1
    Ground lease with ATSI.................        --               2.8              2.8
  --------------------------------------------------------------------------------------
    Total Operating Revenues Effect........      $393.2           $ 2.8           $396.0
  ======================================================================================
  Operating Expenses and Taxes:
    Fossil fuel costs......................      $(97.6)(a)       $--             $(97.6)
    Purchased power costs..................       597.4 (b)        --              597.4
    Other operating costs..................       (90.7)(a)        13.9 (d)        (76.8)
    Provision for depreciation and
      amortization ........................        --              (5.9)(e)         (5.9)
    General taxes..........................        (3.2)(c)        (9.3)(e)        (12.5)
    Income taxes...........................        (4.9)            3.4             (1.5)
  --------------------------------------------------------------------------------------
    Total Operating Expenses Effect........      $401.0           $ 2.1           $403.1
  ======================================================================================
  Other Income.............................      $ --             $ 4.8 (f)       $  4.8
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



Results of Operations
---------------------

          Earnings on common stock in 2002 decreased 28.3% to $138.6 million in 2002 from $193.2 million in 2001 and $182.1 million in 2000. The earnings decrease in 2002 primarily resulted from lower operating revenues, which was partially offset by lower operating expenses, net interest charges and preferred stock dividend requirements. Excluding the effects shown in the table above, earnings on common stock increased by 7.4% in 2001 from 2000, being favorably affected by lower operating expenses and net interest charges, which were substantially offset by reduced operating revenues.

          Operating revenues decreased $240.9 million or 11.6% in 2002 compared with 2001. The lower revenues reflected the effects of a sluggish national economy on our service area, shopping by Ohio customers for alternative energy providers and decreases in wholesale revenues. Retail kilowatt-hour sales declined by 23.9% in 2002 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $123.0 million reduction in generation sales revenue. Our lower generation kilowatt-hour sales resulted primarily from customer choice in Ohio. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area increased to 31.5% in 2002 from 12.9% in 2001, while our share of electric generation sales in our franchise areas decreased by 18.6% compared to the prior year. Distribution deliveries decreased 3.3% in 2002 compared with 2001, which decreased revenues from electricity throughput by $18.9 million in 2002 from the prior year. The lower distribution deliveries resulted from the effect that continued sluggishness in the economy had on demand by commercial and industrial customers which was offset in part by the additional residential demand due to warmer summer weather. Transition plan incentives, provided to customers to encourage switching to alternative energy providers, further reduced operating revenues $43.4 million in 2002 from the prior year. These revenue reductions are deferred for future recovery under our transition plan and do not materially affect current period earnings. Sales revenues from wholesale customers decreased by $43.8 million in 2002 compared to 2001, due to lower kilowatt-hour sales. The reduced kilowatt-hour sales resulted from lower sales to FES reflecting the extended outage at Davis-Besse (see Davis-Besse Restoration).

          Excluding the effects shown in the table above, operating revenues decreased by $206.8 million or 11.0% in 2001 from 2000. Customer choice in Ohio and the influence of a declining national economy on our regional business activity combined to lower operating revenues. Electric generation services provided by other suppliers in our service area represented 12.9% of total energy delivered in 2001. Retail generation sales declined in all customer categories, resulting in an overall 14.9% reduction in kilowatt-hour sales from the prior year. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers reduced operating revenues by approximately $16.6 million in 2001, compared to 2000. Distribution deliveries declined 2.4% in 2001 from the prior year, reflecting the impact of a weaker economy that contributed to lower commercial and industrial kilowatt-hour sales. Operating revenues were also lower in 2001 from the prior year due to the absence of revenues associated with the low-income payment plan now administered by the Ohio Department of Development; there was also a corresponding reduction in other operating costs associated with that change. Revenues from kilowatt-hour sales to wholesale customers declined by $86.7 million in 2001 from 2000, with a corresponding 76.4% reduction in kilowatt-hour sales.


 Changes in KWH Sales                         2002              2001
 ---------------------------------------------------------------------
  Increase (Decrease)
 Electric Generation:
   Retail................................   (23.9)%            (14.9)%
   Wholesale.............................   (12.8)%            (76.4)%
 ---------------------------------------------------------------------
 Total Electric Generation Sales.........   (18.9)%            (26.4)%
 =====================================================================
 Distribution Deliveries:
   Residential...........................     6.1%               -- %
   Commercial and industrial.............    (6.6)%             (3.2)%
 ---------------------------------------------------------------------
 Total Distribution Deliveries...........    (3.3)%             (2.4)%
 =====================================================================


Operating Expenses and Taxes

          Total operating expenses and taxes decreased by $170.4 million in 2002 and increased by $183.7 million in 2001 from 2000. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $219.4 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring on 2001 changes.


 Operating Expenses and Taxes - Changes            2002         2001
 ---------------------------------------------------------------------
  Increase (Decrease)                                (In millions)
 Fuel and purchased power.....................   $(181.2)     $(145.6)
 Nuclear operating costs......................      98.7        (11.8)
 Other operating costs........................      16.2         (7.1)
 ---------------------------------------------------------------------
   Total operation and maintenance expenses...     (66.3)      (164.5)

 Provision for depreciation and amortization..     (53.3)       (20.3)
 General taxes................................       2.9        (64.8)
 Income taxes.................................     (53.7)        30.2
 --------------------------------------------------------------------
   Total operating expenses and taxes.........   $(170.4)     $(219.4)
----------------------------------------------------------------------


          Lower fuel and purchased power costs in 2002 compared to 2001, resulted from a $177.0 million reduction in power purchased from FES, reflecting lower kilowatt-hours purchased due to reduced kilowatt-hour sales and lower unit prices. Nuclear operating costs increased $98.7 million in 2002, primarily due to approximately $59.1 million of incremental Davis-Besse maintenance costs related to its extended outage (see Davis-Besse Restoration). The $16.2 million increase in other operating costs resulted principally from higher employee benefit costs.

          The decrease in fuel and purchased power costs in 2001, compared to 2000, reflects the transfer of fossil operations to FGCO, with our power requirements being provided under the PSA. Nuclear operating costs decreased by $11.8 million in 2001 from the prior year due to one less nuclear refueling outage in 2001. Other operating costs decreased $7.1 million in 2001 from the prior year reflecting a reduction in low-income payment plan customer costs and the absence of voluntary early retirement costs in 2001, offset in part by additional planned maintenance work at the Bruce Mansfield Plant and the absence in 2001 of gains from the sale of emission allowances.

          Charges for depreciation and amortization decreased by $53.3 million in 2002 from 2001 primarily due to higher shopping incentive deferrals and tax-related deferrals under our transition plan and the cessation of goodwill amortization ($38.2 million annually) beginning January 1, 2002, upon implementation of Statement of Financial Accounting Standards No. (SFAS) 142 "Goodwill and Other Intangible Assets." In 2001, depreciation and amortization decreased by $20.3 million from the prior year due to new deferrals for shopping incentives under FirstEnergy's Ohio transition plan.

          General taxes increased by $2.9 million in 2002 from 2001 principally due to additional property taxes. In 2001, general taxes decreased by $64.8 million from 2000 as a result of reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring. The reduction in general taxes was partially offset by $20.1 million of new Ohio franchise taxes in 2001, which are classified as state income taxes on the Consolidated Statements of Income.

Net Interest Charges

          Net interest charges continued to trend lower, decreasing by $4.6 million in 2002 and by $9.9 million in 2001, compared to the prior year. We continued to redeem and refinance outstanding debt and preferred stock during 2002 - net redemptions and refinancing activities totaled $291.8 million and $108.7 million, respectively, and will result in annualized savings of $25.5 million.

Preferred Stock Dividend Requirements

          Preferred stock dividend requirements were $8.4 million lower in 2002, compared to the prior year principally due to the completion of $164.7 million in optional and sinking fund preferred stock redemptions. Premiums related to the optional redemptions partially offset the lower dividend requirements.

Capital Resources and Liquidity
-------------------------------

          Through net debt and preferred stock redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2002. During 2002, we reduced our total debt by approximately $206 million. Our common stockholder's equity as a percentage of total capitalization increased to 36% as of December 31, 2002 from 21% at the end of 1997. Over the last five years, we have reduced the average cost of outstanding debt from 8.15% in 1997 to 7.30% in 2002.

Changes in Cash Position

          As of December 31, 2002, we had $30.4 million of cash and cash equivalents, which was principally used to redeem long-term debt in January 2003, compared with $ 0.3 million as of December 31, 2001. The major sources for changes in these balances are summarized below.

Cash Flows from Operating Activities

          Our consolidated net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $317.2 million in 2002 and $365.5 million in 2001. Cash flows provided from 2002 and 2001 operating activities are as follows:

  Operating Cash Flows                     2002          2001
  -------------------------------------------------------------
                                              (In millions)

  Cash earnings (1)....................     $319.3     $ 473.4
  Working capital and other............       (2.1)     (107.9)
  --------------------------------------------------------------

      Total............................     $317.2     $ 365.5
  ==============================================================

  (1) Includes net income, depreciation and amortization, deferred income taxes, investment tax credits and major noncash charges.


Cash Flows from Financing Activities

          In 2002, the net cash used for financing activities of $140.1 million primarily reflects the redemptions of debt and preferred stock shown below. CEI received an equity contribution of $50 million from FirstEnergy that facilitated CEI's 2002 optional preferred stock redemptions.

          The following table provides details regarding new issues and redemptions during 2002:

  Securities Issued or Redeemed in 2002
  -------------------------------------
                                                   (In millions)
  New Issues
  ----------
       Pollution Control Notes...................       $108.7
       Other, principally new financing discounts         (1.7)
  ------------------------------------------------------------
                                                         107.0
  Redemptions
  -----------
       First Mortgage Bonds......................        195.0
       Pollution Control Notes...................         78.7
       Secured Notes.............................         33.0
       Preferred Stock...........................        164.7
       Other, principally redemption premiums....          2.8
--------------------------------------------------------------
                                                         474.2

  Short-term Borrowings, Net.....................       $190.9
  ============================================================

          In 2001, net cash used for financing activities totaled $192.4 million, primarily due to payment of common stock dividends to FirstEnergy.

          We had about $30.8 million of cash and temporary investments and approximately $288.6 million of short-term indebtedness at the end of 2002. We had the capability to issue $379.3 million of additional first mortgage bonds
(FMB) on the basis of property additions and retired bonds. We have no restrictions on the issuance of preferred stock. At the end of 2002, our common equity as a percentage of capitalization, including debt relating to assets held for sale, stood at 36% compared to 31% at the end of 2001. The higher common equity percentage in 2002 compared to 2001 resulted from net redemptions of preferred stock and long-term debt, the additional equity investment from FirstEnergy and the increase in retained earnings.

Cash Flows from Investing Activities

          Net cash used in investing activities totaled $147 million in 2002. The net cash used for investing resulted from property additions, which was offset in part by a reduction of the Shippingport Capital Trust investment. Expenditures for property additions primarily include expenditures supporting our distribution of electricity and capital expenditures related to Davis-Besse (see Davis-Besse Restoration).

          In 2001, net cash used in investing activities totaled $176 million, principally due to property additions and the sale of property to affiliates as part of corporate separation and the sale to ATSI discussed above.

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


                                                   Less than           1-3             3-5           More than
Contractual Obligations               Total          1 Year           Years           Years             5 Years
---------------------------------------------------------------------------------------------------------------
                                                                  (In millions)
Long-term debt..................     $2,309            $145            $580             $120            $1,464
Short-term borrowings...........        289             289              --               --                --
Preferred stock (1).............        106               1               2                2               101
Capital leases (2)..............         10               1               2                2                 5
Operating leases (2)............        200              (2)             46               25               131
Purchases (3)...................        413              46             114              100               153
--------------------------------------------------------------------------------------------------------------
     Total......................     $3,327            $480            $744             $249            $1,854
==============================================================================================================


(1) Subject to mandatory redemption.
(2) Operating lease payments are net of capital trust receipts of $653.9 million (see Note 2).
(3) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.



          Our capital spending for the period 2003-2007 is expected to be about $312 million (excluding nuclear fuel) of which approximately $96 million applies to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $53 million, of which about $15 million relates to 2003. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $59 million and $28 million, respectively, as the nuclear fuel is consumed. We sell substantially all of our retail customer receivables, which provided $118 million of off balance sheet financing as of December 31, 2002.

          On February 22, 2002, Moody's Investors Service changed its credit rating outlook for FirstEnergy from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration of its decision on the mechanism for sharing merger savings and reversed the PPUC decisions regarding rate relief and accounting deferrals rendered in connection with its approval of the GPU merger. On March 20, 2002, Moody's changed its outlook for CEI from stable to negative and retained a negative outlook for FirstEnergy based on the uncertain outcome of the Davis-Besse extended outage. On April 4, 2002, Standard & Poor's (S&P) changed its outlook for FirstEnergy's credit ratings from stable to negative citing recent developments including: damage to the Davis-Besse reactor vessel head, the Pennsylvania Commonwealth Court decision, and deteriorating market conditions for some sales of FirstEnergy's remaining non-core assets. On July 31, 2002, Fitch revised its rating outlook for FirstEnergy and CEI securities to negative from stable. The revised outlook reflected the adverse impact of the unplanned Davis-Besse outage, Fitch's judgment about NRG's financial ability to consummate the purchase of four power plants (see Note 6 - Sale of Generating Assets) from FirstEnergy and Fitch's expectation of subsequent delays in debt reduction. On August 1, 2002, S&P concluded that while NRG's liquidity position added uncertainty to FirstEnergy's sale of power plants to NRG, FirstEnergy's ratings would not be affected. S&P found its cash flows sufficiently stable to support a continued (although delayed) program of debt and preferred stock redemption. S&P noted that it would continue to closely monitor our progress on various initiatives. On January 21, 2003, S&P indicated its concern about FirstEnergy's disclosure of non-cash charges related to deferred costs in Pennsylvania, pension and other post-retirement benefits, and Emdersa (FirstEnergy's Argentina operations), which were higher than anticipated in the third quarter of 2002. S&P identified the restart of the Davis-Besse nuclear plant "...without significant delay beyond April 2003..." as key to maintaining its current debt ratings. S&P also identified other issues it would continue to monitor including: FirstEnergy's deleveraging efforts, free cash generated during 2003, the Jersey Central Power & Light Company rate case, successful hedging of our short power position, and continued capture of projected merger savings. While we anticipate being prepared to restart the Davis-Besse plant in the spring of 2003, the Nuclear Regulatory Commission (NRC) must authorize the unit's restart following a formal inspection process prior to our returning the unit to service. Significant delays in the planned date of Davis-Besse's return to service or other factors (identified above) affecting the speed with which we reduce debt could put additional pressure on our credit ratings.

Other Obligations

          Obligations not included on our Consolidated Balance Sheet primarily consist of a sale and leaseback arrangement involving the Bruce Mansfield Plant, which is reflected in the operating lease payments disclosed above (see Note 2 - Leases). The present value as of December 31, 2002, of this sale and leaseback operating lease commitments, net of trust investments, total $156 million.

Interest Rate Risk
------------------

          Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the following table. We are subject to the inherent risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2, our investment in the Shippingport Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds had been recognized by making corresponding changes to the decommissioning liability, as described in Note 1 - Utility Plant and Depreciation. In conjunction with the adoption of SFAS 143, "Accounting for Asset Retirement Obligations," on January 1, 2003, we reclassified unrealized gains and losses to other comprehensive income in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity." While fluctuations in the fair value of our Ohio EUOCs' trust balances will eventually affect earnings (affecting OCI initially) based on the guidance provided by SFAS 115, our non-Ohio EUOC have the opportunity to recover from ratepayers the difference between the investments held in trust and their retirement obligations. Thus, in absence of disallowed costs, there will be no earning effect from fluctuations in their decommissioning trust balances today or in the future. As of December 31, 2002, decommissioning trust balances totaled $1.050 billion with $698 million held by our Ohio EUOC and the balance held by our non-Ohio EUOC. As of year end 2002, trust balances included 51% of equity and 49% of debt instruments.

          The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.



Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-                Fair
                                 2003       2004      2005       2006       2007        after     Total     Value
-------------------------------------------------------------------------------------------------------------------
                                                              (Dollars in millions)
Assets
-------------------------------------------------------------------------------------------------------------------
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................    $ 48       $  1      $ 32       $ 31       $ 25       $  494     $  631    $  701
   Average interest rate.....     7.8%       7.8%      8.0%       7.9%       7.7%         7.1%       7.2%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................    $145       $280      $300       $ --       $120       $1,246     $2,091    $2,275
   Average interest rate ....     7.3%       7.7%      9.5%                  7.1%         7.2%       7.6%
Variable rate................                                                          $  218     $  218    $  218
   Average interest rate.....                                                             1.8%       1.8%
Short-term Borrowings........    $289                                                             $  289    $  289
   Average interest rate.....     1.8%                                                               1.8%
-------------------------------------------------------------------------------------------------------------------
Preferred Stock..............    $  1       $  1      $  1       $  1       $  1       $  101     $  106    $  113
   Average dividend rate ....     7.4%       7.4%      7.4%       7.4%       7.4%         9.0%       8.9%
-------------------------------------------------------------------------------------------------------------------



Equity Price Risk
-----------------

          Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $209 million and $208 million as of December 31, 2002 and 2001, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $21 million reduction in fair value as of December 31, 2002 (see Note 1 - Supplemental Cash Flows Information).

Outlook
-------

          Our industry continues to transition to a more competitive environment. In 2001, all our customers could select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. In Ohio and Pennsylvania, we have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties.

Regulatory Matters

          Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers. Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component (plus an incentive for our customers), and the customer receives a generation charge from the alternative supplier. We have continuing PLR responsibility to our franchise customers through December 31, 2005. Regulatory assets are costs which have been authorized by the Public Utilities Commission of Ohio (PUCO), PPUC and the Federal Energy Regulatory Commission for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of our transition plan as discussed below. Our regulatory assets as of December 2002 and 2001 are $939.8 million and $874.5 million, respectively.

          The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to

$170 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching from our service to an alternative supplier did not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. That goal was achieved in 2002. Accordingly, CEI does not believe that there will be any regulatory action reducing the recoverable transition costs.

          As part of our Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provided 400 megawatts (MW) of low cost supply to unaffiliated alternative suppliers that serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of the load in our franchise area. In 2003, the total peak load forecasted for customers electing to stay with us, including the 400 MW of low cost supply and the load served by our affiliate is 4175 MW.

Davis-Besse Restoration

          On April 30, 2002, the NRC initiated a formal inspection process at the Davis-Besse nuclear plant. This action was taken in response to corrosion found by FirstEnergy Nuclear Operating Company (FENOC), an affiliated company, in the reactor vessel head near the nozzle penetration hole during a refueling outage in the first quarter of 2002. The purpose of the formal inspection process is to establish criteria for NRC oversight of the licensee's performance and to provide a record of the major regulatory and licensee actions taken, and technical issues resolved, leading to the NRC's approval of restart of the plant.

          Restart activities include both hardware and management issues. In addition to refurbishment and installation work at the plant, we have made significant management and human performance changes with the intent of establishing the proper safety culture throughout the workforce. Work was completed on the reactor head during 2002 and is continuing on efforts designed to enhance the unit's reliability and performance. FENOC is also accelerating maintenance work that had been planned for future refueling and maintenance outages. At a meeting with the NRC in November 2002, FENOC discussed plans to test the bottom of the reactor for leaks and to install a state-of-the-art leak-detection system around the reactor. The additional maintenance work being performed has expanded the previous estimates of restoration work. FENOC anticipates that the unit will be ready for restart in the spring of 2003 after completion of the additional maintenance work and regulatory reviews. The NRC must authorize restart of the plant following its formal inspection process before the unit can be returned to service. While the additional maintenance work has delayed our plans to reduce post-merger debt levels we believe such investments in the unit's future safety, reliability and performance to be essential. Significant delays in Davis-Besse's return to service, which depends on the successful resolution of the management and technical issues as well as NRC approval, could trigger an evaluation for impairment of our investment in the plant (see Significant Accounting Policies below).

          The actual costs (capital and expense) associated with the extended Davis-Besse outage (CEI's share - 51.38%) in 2002 and estimated costs in 2003 are:


    Costs of Davis-Besse Extended Outage                           100%
    --------------------------------------------------------------------
                                                           (In millions)
    2002 - Actual
    -------------

    Capital Expenditures:
    Reactor head and restart..........................        $ 63.3

    Incremental Expenses (pre-tax):
    Maintenance.......................................         115.0
    Fuel and purchased power..........................         119.5
    Total.............................................        $234.5

    2003 - Estimated
    ----------------
    Primarily operating expenses (pre-tax):
    Maintenance (including acceleration of programs)..         $50
    Replacement power per month.......................         $12-18
    --------------------------------------------------------------------


Environmental Matters

          We believe we are in compliance with the current sulfur dioxide (SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 5 - Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

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

          We have been named as "potentially responsible parties" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have total accrued liabilities aggregating approximately $2.9 million as of December 31, 2002.

          The effects of our compliance with regard to environmental matters could have a material adverse effect on our earnings and competitive position. These environmental regulations affect our earnings and competitive position to the extent we compete with companies that are not subject to such regulations and therefore do not bear the risk of costs associated with compliance, or failure to comply, with such regulations. We believe we are in material compliance with existing regulations, but are unable to predict how and when applicable environmental regulations may change and what, if any, the effects of any such change would be.

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

Regulatory Accounting

          CEI is subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio and Pennsylvania, a significant amount of regulatory assets have been recorded. As of December 31, 2002, CEI's regulatory assets totaled $939.8 million. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

Revenue Recognition

          We follow the accrual method of accounting for revenues, recognizing revenue for KWH that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

        o   Net energy generated or purchased for retail load
        o   Losses of energy over distribution lines
        o   Allocations to distribution companies within the FirstEnergy system
        o   Mix of KWH usage by residential, commercial and industrial customers
        o KWH usage of customers receiving electricity from alternative suppliers

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

          Based on pension assumptions and pension plan assets as of December 31, 2002, we will not be required to fund of our pension plans in 2003. While OPEB plan assets have also been affected by sharp declines in the equity market, the impact is not as significant due to the relative size of the plan assets. However, health care cost trends have significantly increased and will affect future OPEB costs. The 2003 composite health care trend rate assumption is approximately 10%-12% gradually decreasing to 5% in later years, compared to our 2002 assumption of approximately 10% in 2002, gradually decreasing to 4%-6% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates.

          The effect on our SFAS 87 and 106 costs and liabilities from changes in key assumptions are as follows:



           Increase in Costs from Adverse Changes in Key Assumptions
           -----------------------------------------------------------------------------------------------
           Assumption                       Adverse Change              Pension         OPEB         Total
           -----------------------------------------------------------------------------------------------
                                                                                     (In millions)
           Increase in Costs
           -----------------
           Discount rate................    Decrease by 0.25%              $0.4           $0.4         $0.8
           Long-term return on assets...    Decrease by 0.25%               0.3           --            0.3
           Health care trend rate.......    Increase by 1%                 na              1.0          1.0

           Increase in Minimum Pension Liability
           -------------------------------------
           Discount rate................    Decrease by 0.25%               9.1           na            9.1
           ------------------------------------------------------------------------------------------------



          As a result of the reduced market value of our pension plan assets, we were required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. We eliminated our prepaid pension asset of $39.3 million and established a minimum liability of $52.1 million, recording an intangible asset of $15.9 million and reducing OCI by $44.1 million (recording a related deferred tax benefit of $31.4 million). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002 increased due to the lower discount rate assumed and reduced market value of plan assets as of December 31, 2002. Our non-cash, pre-tax pension and OPEB expense under SFAS 87 and SFAS 106 is expected to increase by $6 million and $2 million, respectively
- a total of $8 million in 2003 as compared to 2002.

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

Goodwill

          In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value including goodwill, an impairment for goodwill must be recognized in the financial statements. If impairment were to occur we would recognize a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2002. The results of that review indicated no impairment of goodwill. The forecasts used in our evaluations of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2002, we had approximately $1.4 billion of goodwill.

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

          We have identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143 in January 2003, asset retirement costs of $173 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $19 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144. No impairment was indicated. The asset retirement liability at the date of adoption was $238 million. As of December 31, 2002, CEI had recorded decommissioning liabilities of $240 million, including unrealized losses on decommissioning trust funds of $0.4 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

          The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $155 million increase to income ($91 million net of tax). The $0.4 million of unrealized losses ($0.2 million net of tax) included in the decommissioning liability balances as of December 31, 2002, were offset against OCI upon adoption of SFAS 143.

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

FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB 51"

          In January 2003, the FASB issued this interpretation of ARB No. 51, "Consolidated Financial Statements". The new interpretation provides guidance on consolidation of variable interest entities (VIEs), generally defined as certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This Interpretation requires an enterprise to disclose the nature of its involvement with a VIE if the enterprise has a significant variable interest in the VIE and to consolidate a VIE if the enterprise is the primary beneficiary. VIEs created after January 31, 2003 are immediately subject to the provisions of FIN 46. VIEs created before February 1, 2003 are subject to this interpretation's provisions beginning in the first interim or annual reporting period after June 15, 2003 (our third quarter of 2003). The FASB also identified transitional disclosure provisions for all financial statements issued after January 31, 2003.

          We currently have transactions with entities which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. We currently consolidate the majority of these entities and believe we will continue to consolidate following the adoption of FIN 46. One of these entities we are currently consolidating is the Shippingport Capital Trust which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of our interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and 0.34 percent equity interest by Toledo Edison Capital Corp., an affiliated company.



                                     THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                          CONSOLIDATED STATEMENTS OF INCOME




For the Years Ended December 31,                                      2002            2001             2000
--------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES (Note 1).................................       $1,835,371       $2,076,222      $1,887,039
                                                                   ----------       ----------      ----------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1)........................          587,108          768,306         414,127
   Nuclear operating costs (Note 1).........................          238,513          139,787         151,571
   Other operating costs (Note 1)...........................          307,142          290,945         374,818
                                                                   ----------       ----------      ----------
     Total operation and maintenance expenses...............        1,132,763        1,199,038         940,516
   Provision for depreciation and amortization..............          141,427          194,717         220,915
   General taxes............................................          147,804          144,948         222,297
   Income taxes.............................................           88,231          141,958         113,217
                                                                   ----------       ----------      ----------
     Total operating expenses and taxes.....................        1,510,225        1,680,661       1,496,945
                                                                   ----------       ----------      ----------

OPERATING INCOME............................................          325,146          395,561         390,094

OTHER INCOME (Note 1).......................................           15,971           13,292          12,568
                                                                   ----------       ----------      ----------

INCOME BEFORE NET INTEREST CHARGES..........................          341,117          408,853         402,662
                                                                   ----------       ----------      ----------

NET INTEREST CHARGES:
   Interest on long-term debt...............................          179,140          191,695         199,444
   Allowance for borrowed funds used during
     construction...........................................           (4,331)          (2,293)         (2,027)
   Other interest expense...................................            1,462               32           2,295
   Subsidiary's preferred stock dividend requirements.......            8,900              375              --
                                                                   ----------       ----------      ----------
   Net interest charges.....................................          185,171          189,809         199,712
                                                                   ----------       ----------      ----------

NET INCOME..................................................          155,946          219,044         202,950

PREFERRED STOCK DIVIDEND
   REQUIREMENTS.............................................           17,390           25,838          20,843
                                                                   ----------       ----------      ----------

EARNINGS ON COMMON STOCK....................................       $  138,556       $  193,206      $  182,107
                                                                   ==========       ==========      ==========





The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                        THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2002             2001
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $4,045,465       $4,071,134
   Less-Accumulated provision for depreciation....................................      1,824,884        1,725,727
                                                                                       ----------       ----------
                                                                                        2,220,581        2,345,407
                                                                                       ----------       ----------
   Construction work in progress-
     Electric plant...............................................................        153,104           66,266
     Nuclear fuel.................................................................         45,354           21,712
                                                                                       ----------       ----------
                                                                                          198,458           87,978
                                                                                       ----------       ----------
                                                                                        2,419,039        2,433,385
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Shippingport Capital Trust (Note 2)............................................        435,907          475,543
   Nuclear plant decommissioning trusts...........................................        230,527          211,605
   Long-term notes receivable from associated companies...........................        102,978          103,425
   Other..........................................................................         21,004           24,611
                                                                                       ----------       ----------
                                                                                          790,416          815,184
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................         30,382              296
   Receivables-
     Customers....................................................................         11,317           17,706
     Associated companies.........................................................         74,002           75,113
     Other (less accumulated provisions of $1,015,000 for uncollectible accounts
       at both dates).............................................................        134,375           99,716
   Notes receivable from associated companies.....................................            447              415
   Materials and supplies, at average cost-
     Owned........................................................................         18,293           20,230
     Under consignment............................................................         38,094           28,533
   Prepayments and other..........................................................          4,217           31,634
                                                                                       ----------       ----------
                                                                                          311,127          273,643
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets..............................................................        939,804          874,488
   Goodwill.......................................................................      1,370,639        1,370,639
   Property taxes.................................................................         79,430           80,470
   Other..........................................................................         24,798            8,297
                                                                                       ----------       ----------
                                                                                        2,414,671        2,333,894
                                                                                       ----------       ----------
                                                                                       $5,935,253       $5,856,106
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $1,226,632       $1,082,145
   Preferred stock-
     Not subject to mandatory redemption..........................................         96,404          141,475
     Subject to mandatory redemption..............................................          5,021            6,288
   Company obligated mandatorily redeemable preferred securities of
     subsidiary trust holding solely Company subordinated debentures (Note 3).....        100,000          100,000
   Long-term debt.................................................................      1,975,001        2,156,322
                                                                                       ----------       ----------
                                                                                        3,403,058        3,486,230
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock...........................        388,190          526,630
   Accounts payable-
     Associated companies.........................................................        267,664           81,463
     Other........................................................................         14,583           30,332
   Notes payable to associated companies..........................................        288,583           97,704
   Accrued  taxes.................................................................        126,262          129,830
   Accrued interest...............................................................         51,767           57,101
   Other..........................................................................         64,324           60,664
                                                                                       ----------       ----------
                                                                                        1,201,373          983,724
                                                                                       ----------       ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes..............................................        659,044          637,339
   Accumulated deferred investment tax credits....................................         72,125           76,187
   Nuclear plant decommissioning costs............................................        239,720          220,798
   Pensions and other postretirement benefits.....................................        171,968          231,365
   Other..........................................................................        187,965          220,463
                                                                                       ----------       ----------
                                                                                        1,330,822        1,386,152
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5)................................................................
                                                                                       ----------       ----------
                                                                                       $5,935,253       $5,856,106
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                                           2002         2001
-----------------------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 105,000,000 shares
     79,590,689 shares outstanding....................................................                    $  981,962   $  931,962
   Accumulated other comprehensive loss (Note 3G).....................................                       (44,051)          --
   Retained earnings (Note 3A)........................................................                       288,721      150,183
                                                                                                          ----------   ----------
     Total common stockholder's equity................................................                     1,226,632    1,082,145
                                                                                                          ----------   ----------


                                                    Number of Shares           Optional
                                                       Outstanding          Redemption Price
                                                    ----------------      --------------------
                                                    2002        2001      Per Share   Aggregate
                                                    ----        ----      ---------   ---------
PREFERRED STOCK (Note 3C):
Cumulative, without par value-
Authorized 4,000,000 shares
   Not Subject to Mandatory Redemption:
     $  7.40 Series A.......................        500,000     500,000    $101.00     $50,500                50,000       50,000
     $  7.56 Series B.......................             --     450,000      --             --                    --       45,071
     Adjustable Series L....................        474,000     474,000     100.00      47,400                46,404       46,404
     $42.40 Series T........................             --     200,000      --             --                    --       96,850
                                                  ---------   ---------                -------            ----------   ----------
                                                    974,000   1,624,000                 97,900                96,404      238,325
   Redemption Within One Year...............                                                                      --      (96,850)
                                                  ---------   ---------                -------            ----------   ----------
     Total Not Subject to Mandatory
     Redemption.............................        974,000   1,624,000                $97,900                96,404      141,475
                                                  =========   =========                =======            ----------   ----------

   Subject to Mandatory Redemption (Note 3D):
     $  7.35 Series C.......................         60,000      70,000     101.00     $ 6,060                 6,021        7,030
     $90.00 Series S........................             --      17,750      --             --                    --       17,268
                                                  ---------   ---------                -------            ----------   ----------
                                                     60,000      87,750                  6,060                 6,021       24,298
   Redemption Within One Year...............                                                                  (1,000)     (18,010)
                                                  ---------   ---------                -------            ----------   ----------
     Total Subject to Mandatory Redemption           60,000      87,750                $ 6,060                 5,021        6,288
                                                  =========   =========                =======            ----------   ----------


COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3E):
Cumulative, $25 stated value-
Authorized 4,000,000 shares
   Subject to Mandatory Redemption:
     9.00%..................................      4,000,000   4,000,000        --      $    --               100,000      100,000
                                                  =========   =========                =======            ----------   ----------

LONG-TERM DEBT (Note 3F):
   First mortgage bonds:
     7.625% due 2002..........................................................................                    --      195,000
     7.375% due 2003..........................................................................               100,000      100,000
     9.500% due 2005..........................................................................               300,000      300,000
     6.860% due 2008..........................................................................               125,000      125,000
     9.000% due 2023..........................................................................               150,000      150,000
                                                                                                          ----------   ----------
       Total first mortgage bonds.............................................................               675,000      870,000
                                                                                                          ----------   ----------

   Unsecured notes:
     6.000% due 2013..........................................................................                78,700           --
   * 5.580% due 2033..........................................................................                27,700       27,700
                                                                                                          ----------   ----------
       Total unsecured notes..................................................................               106,400       27,700
                                                                                                          ----------   ----------





                                        THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                    CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,                                                                               2002         2001
---------------------------------------------------------------------------------------------------------------------
                                                                                                  (In thousands)
LONG-TERM DEBT (Cont'd):
   Secured notes:
     7.000% due 2003-2009.............................................................             1,760        1,790
     7.850% due 2002..................................................................                --        5,000
     8.130% due 2002..................................................................                --       28,000
     7.750% due 2003..................................................................            15,000       15,000
     7.670% due 2004..................................................................           280,000      280,000
     7.130% due 2007..................................................................           120,000      120,000
     7.430% due 2009..................................................................           150,000      150,000
     8.000% due 2013..................................................................                --       78,700
    *1.176% due 2015..................................................................            39,835       39,835
     7.880% due 2017..................................................................           300,000      300,000
    *1.180% due 2018..................................................................            72,795       72,795
    *1.550% due 2020..................................................................            47,500       47,500
     6.000% due 2020..................................................................            62,560       62,560
     6.100% due 2020..................................................................            70,500       70,500
     9.520% due 2021..................................................................             7,500        7,500
     6.850% due 2023..................................................................            30,000       30,000
     8.000% due 2023..................................................................            46,100       46,100
     7.625% due 2025..................................................................            53,900       53,900
     7.700% due 2025..................................................................            43,800       43,800
     7.750% due 2025..................................................................            45,150       45,150
     5.375% due 2028..................................................................             5,993        5,993
     5.350% due 2030..................................................................            23,255       23,255
     4.600% due 2030..................................................................            81,640       81,640
    *1.300% due 2033..................................................................            30,000           --
                                                                                              ----------   ----------
       Total secured notes............................................................         1,527,288    1,609,018
                                                                                              ----------   ----------

   Capital lease obligations (Note 2).................................................             6,351        6,740
                                                                                              ----------   ----------
   Net unamortized premium on debt....................................................            47,152       54,634
                                                                                              ----------   ----------
   Long-term debt due within one year.................................................          (387,190)    (411,770)
                                                                                              ----------   ----------
       Total long-term debt...........................................................         1,975,001    2,156,322
                                                                                              ----------   ----------
TOTAL CAPITALIZATION..................................................................        $3,403,058   $3,486,230
                                                                                              ==========   ==========



     * Denotes variable rate issue with December 31, 2002 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.





                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                        CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                                                         Accumulated
                                                                                            Other
                                                   Comprehensive    Number      Carrying Comprehensive  Retained
                                                      Income       of Shares     Value   Income (Loss)  Earnings
                                                   -------------   ---------     -----   -------------  --------
                                                                     (Dollars in thousands)

Balance, January 1, 2000.......................                   79,590,689   $931,962     $     --    $  34,654
   Net income..................................       $202,950                                            202,950
                                                      ========
   Cash dividends on preferred stock...........                                                           (20,727)
   Cash dividends on common stock..............                                                           (84,000)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.....................                   79,590,689    931,962           --      132,877
   Net income..................................       $219,044                                            219,044
                                                      ========
   Cash dividends on preferred stock...........                                                           (25,838)
   Cash dividends on common stock..............                                                          (175,900)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................                   79,590,689    931,962           --      150,183
   Net income..................................       $155,946                                            155,946
   Minimum liability for unfunded retirement
     benefits, net of $(31,359,000) of
     income taxes..............................        (44,051)                              (44,051)
                                                      --------
   Comprehensive income........................       $111,895
                                                      ========
   Equity contribution from parent.............                                  50,000
   Cash dividends on preferred stock...........                                                           (12,665)
   Preferred stock redemption premiums.........                                                            (4,743)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.....................                   79,590,689   $981,962     $(44,051)   $ 288,721
=================================================================================================================






                                              CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                         Not Subject to              Subject to
                                                      Mandatory Redemption       Mandatory Redemption
                                                      --------------------       --------------------
                                                       Number     Carrying        Number     Carrying
                                                      of Shares     Value        of Shares    Value
                                                      ---------     -----        ---------    -----
                                                                   (Dollars in thousands)

             Balance, January 1, 2000..........       1,624,000   $238,325        219,680    $149,710
               Redemptions-
                 $ 7.35 Series C ..............                                   (10,000)     (1,000)
                 $88.00 Series E...............                                    (3,000)     (3,000)
                 $91.50 Series Q...............                                   (10,714)    (10,714)
                 $90.00 Series S...............                                   (18,750)    (18,750)
               Amortization of fair market
                 value adjustments-
                 $ 7.35 Series C ..............                                                   (69)
                 $88.00 Series R...............                                                (3,872)
                 $90.00 Series S...............                                                (5,734)
             ----------------------------------------------------------------------------------------
             Balance, December 31, 2000........       1,624,000    238,325        177,216     106,571
               Issues
                 9.00%.........................                                 4,000,000     100,000
               Redemptions-
                 $ 7.35 Series C                                                  (10,000)     (1,000)
                 $88.00 Series R...............                                   (50,000)    (50,000)
                 $91.50 Series Q...............                                   (10,716)    (10,716)
                 $90.00 Series S...............                                   (18,750)    (18,750)
               Amortization of fair market
                 value adjustments-
                 $ 7.35 Series C                                                                  (11)
                 $88.00 Series R...............                                                (1,128)
                 $90.00 Series S...............                                                  (668)
             ----------------------------------------------------------------------------------------
             Balance, December 31, 2001........       1,624,000    238,325      4,087,750     124,298
               Redemptions
                 $ 7.56 Series B...............        (450,000)   (45,071)
                 $42.40 Series T...............        (200,000)   (96,850)
                 $ 7.35 Series C...............                                   (10,000)     (1,000)
                 $90.00 Series S...............                                   (17,750)    (17,010)
               Amortization of fair market
                 value adjustments-
                 $7.35  Series C...............                                                    (9)
                 $90.00 Series S...............                                                  (258)
             ----------------------------------------------------------------------------------------
             Balance, December 31, 2002........         974,000    $96,404      4,060,000    $106,021
             ========================================================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                       THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                             2002           2001           2000
------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...........................................................      $155,946      $ 219,044      $ 202,950
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization.....................       141,427        194,717        220,915
     Nuclear fuel and lease amortization.............................        21,044         30,539         37,217
     Other amortization..............................................       (15,008)       (14,071)       (11,635)
     Deferred income taxes, net......................................        19,973         46,976         22,373
     Investment tax credits, net.....................................        (4,062)        (3,770)        (3,617)
     Receivables.....................................................       (27,159)        30,942        (16,875)
     Materials and supplies..........................................        (7,624)        15,949         (1,697)
     Accounts payable................................................        47,147        (45,542)        20,817
     Other (Note 7)..................................................       (14,529)      (109,289)       (44,188)
                                                                           --------      ---------      ---------
       Net cash provided from operating activities...................       317,155        365,495        426,260
                                                                           --------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
     Long-term debt..................................................       106,981             --             --
     Preferred stock.................................................            --         96,739             --
     Short-term borrowings, net......................................       190,879         69,118             --
     Equity contributions from parent................................        50,000             --             --
Redemptions and Repayments-
     Preferred stock.................................................      (164,674)       (80,466)       (33,464)
     Long-term debt..................................................      (309,480)       (74,230)      (212,771)
     Short-term borrowings, net......................................            --             --        (74,885)
Dividend Payments-
     Common stock....................................................            --       (175,900)       (84,000)
     Preferred stock.................................................       (13,782)       (27,645)       (30,518)
                                                                           --------      ---------      ---------
       Net cash provided from (used for) financing activities........      (140,076)      (192,384)      (435,638)
                                                                           --------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions...................................................      (163,199)      (154,927)       (96,236)
Loans to associated companies........................................            --        (11,117)       (93,106)
Loan payments from associated companies..............................           415            383             --
Capital trust investments............................................        39,636         16,287         25,426
Sale of assets to associated companies...............................            --         11,117        197,902
Other (Note 7).......................................................       (23,845)       (37,413)       (22,129)
                                                                           --------      ---------      ---------
       Net cash provided from (used for) investing activities........      (146,993)      (175,670)        11,857
                                                                           --------      ---------      ---------
Net increase (decrease) in cash and cash equivalents.................        30,086         (2,559)         2,479
Cash and cash equivalents at beginning of year.......................           296          2,855            376
                                                                           --------      ---------      ---------
Cash and cash equivalents at end of year.............................      $ 30,382      $     296      $   2,855
                                                                           ========      =========      =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
     Interest (net of amounts capitalized)...........................      $186,040      $ 196,001      $ 208,085
                                                                           ========      =========      =========
     Income taxes....................................................      $121,668      $ 131,801      $ 109,212
                                                                           ========      =========      =========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                      THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                           CONSOLIDATED STATEMENTS OF TAXES


For the Years Ended December 31,                                             2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
GENERAL TAXES:
Real and personal property.........................................        $ 77,516      $  72,665       $131,331
State gross receipts*..............................................              --         27,169         79,709
Ohio kilowatt-hour excise*.........................................          66,775         42,608             --
Social security and unemployment...................................           3,478          2,752         11,464
Other..............................................................              35           (246)          (207)
                                                                           --------      ---------       --------
       Total general taxes.........................................        $147,804      $ 144,948       $222,297
                                                                           ========      =========       ========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.........................................................        $ 72,467      $  97,675       $106,986
   State...........................................................          13,466         17,767            959
                                                                           --------      ---------       --------
                                                                             85,933        115,442        107,945
                                                                           --------      ---------       --------
Deferred, net-
   Federal.........................................................          12,592         42,566         23,265
   State...........................................................           7,381          4,410           (892)
                                                                           --------      ---------       --------
                                                                             19,973         46,976         22,373
                                                                           --------      ---------       --------
Investment tax credit amortization.................................          (4,062)        (3,770)        (3,617)
                                                                           --------      ---------       --------
       Total provision for income taxes............................        $101,844      $ 158,648       $126,701
                                                                           ========      =========       ========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...................................................        $ 88,231      $ 141,958       $113,217
Other income.......................................................          13,613         16,690         13,484
                                                                           --------      ---------       --------
       Total provision for income taxes............................        $101,844      $ 158,648       $126,701
                                                                           ========      =========       ========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes......................        $257,790      $ 377,692       $329,651
                                                                           ========      =========       ========
Federal income tax expense at statutory rate.......................        $ 90,227      $ 132,192       $115,378
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit...........          13,551         14,415             44
   Amortization of investment tax credits..........................          (4,062)        (3,770)        (3,617)
   Amortization of tax regulatory assets...........................             753            766            693
   Amortization of goodwill........................................              --         13,380         13,359
   Other, net......................................................           1,375          1,665            844
                                                                           --------      ---------       --------
       Total provision for income taxes............................        $101,844      $ 158,648       $126,701
                                                                           ========      =========       ========

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences.........................................        $473,506      $ 463,344       $495,588
Competitive transition charge......................................         269,365        279,198        133,248
Unamortized investment tax credits.................................         (27,839)       (29,528)       (35,341)
Unused alternative minimum tax credits.............................              --             --        (27,115)
Deferred gain for asset sale to affiliated company.................          43,193         49,735         46,583
Other comprehensive income.........................................         (31,359)            --             --
Other (Note 7).....................................................         (67,822)      (125,410)       (21,215)
                                                                           --------      ---------       --------
       Net deferred income tax liability...........................        $659,044      $ 637,339       $591,748
                                                                           ========      =========       ========



* Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiaries, Centerior Funding Corporation (CFC) and Centerior Financing Trust (CFT). All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy holds directly all of the issued and outstanding common shares of its principal electric utility operating subsidiaries, including the Company, Ohio Edison Company (OE), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). JCP&L, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc. which merged with FirstEnergy on November 7, 2001.

          The Company follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (A) CONSOLIDATION-

          The Company consolidates all majority-owned subsidiaries, after eliminating the effects of intercompany transactions. Non-majority owned investments, including investments in limited liability companies, partnerships and joint ventures, are accounted for under the equity method when the Company is able to influence their financial or operating policies. Investments in corporations resulting in voting control of 20% or more are presumed to be equity method investments. Limited partnerships are evaluated in accordance with SEC Staff D-46, "Accounting for Limited Partnership Investments" and American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 78-9, "Accounting for Investments in Real Estate Ventures," which specify a 3 to 5 percent threshold for the presumption of influence. For all remaining investments (excluding those within the scope of SFAS 115) the Company applies the cost method.

     (B) REVENUES-

          The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2002 or 2001, with respect to any particular segment of the Company's customers.

          The Company and TE sell substantially all of their retail customers' receivables to CFC. CFC subsequently transfers the receivables to a trust (a SFAS 140 "qualified special purpose entity") under an asset-backed securitization agreement. Transfers are made in return for an interest in the trust (41% as of December 31, 2002), which is stated at fair value, reflecting adjustments for anticipated credit losses. The average collection period for billed receivables is 28 days. Given the short collection period after billing, the fair value of CFC's interest in the trust approximates the stated value of its retained interest in underlying receivables after adjusting for anticipated credit losses. Accordingly, subsequent measurements of the retained interest under SFAS 115 (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected the Company's retained interest in the pool of receivables through the trust. Of the $272 million sold to the trust and outstanding as of December 31, 2002, the Company had a retained interest in $111 million of the receivables included as other receivables on the Consolidated Balance Sheets. Accordingly, receivables recorded on the Consolidated Balance Sheets were reduced by approximately $161 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2002, totaled approximately $2.2 billion. The Company processed receivables for the trust and received servicing fees of approximately $2.5 million in 2002. Expenses associated with the factoring discount related to the sale of receivables were $4.7 million in 2002.

     (C) REGULATORY PLAN-

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

         In July 2000, the PUCO approved FirstEnergy's transition plan for the the Company, OE and TE as modified by a settlement agreement with major parties to the transition plan. The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" to the Company's nonnuclear generation business was discontinued with the issuance of the PUCO transition plan order, as described further below. Major provisions of the settlement agreement consisted of approval of recovery of generation-related transition costs as filed of $1.6 billion net of deferred income taxes and transition costs related to regulatory assets as filed of $1.4 billion net of deferred income taxes, with recovery through no later than 2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The generation-related transition costs include $0.2 billion, net of deferred income taxes of impaired generating assets recognized as regulatory assets as described further below, $0.4 billion, net of deferred income taxes of above market operating lease costs and $0.5 billion, net of deferred income taxes of additional plant costs that were reflected on the Company's regulatory financial statements.

          Also as part of the settlement agreement, FirstEnergy is giving preferred access over its subsidiaries to nonaffiliated marketers, brokers and aggregators to 400 megawatts (MW) of generation capacity through 2005 at established prices for sales to the Company's retail customers. Customer prices are frozen through the five-year market development period except for certain limited statutory exceptions, including the 5% reduction referred to above. In February 2003, the Company was authorized increases in annual revenues aggregating approximately $4 million to recover its higher tax costs resulting from the Ohio deregulation legislation.

          The Company's customers choosing alternative suppliers receive an additional incentive applied to the shopping credit (generation component) of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive is deferred for future recovery from customers - recovery will be accomplished by extending the transition cost recovery period. If the customer shopping goals established in the agreement had not been achieved by the end of 2005, the transition cost recovery period could have been shortened for the Company to reduce recovery by as much as $170 million. The Company achieved its required 20% customer shopping goals in 2002. Accordingly, the Company believes that there will be no regulatory action reducing the recoverable transition costs.

          The application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation", (SFAS 71), has been discontinued with respect to the Company's generation operations. The SEC issued interpretive guidance regarding asset impairment measurement concluding that any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $1.406 billion as of December 31, 2002.

     (D) UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2002, 3.2% in 2001 and 3.4% in 2000.

          Annual depreciation expense includes approximately $29.0 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units (Beaver Valley Unit 2, Davis-Besse Unit 1 and Perry Unit 1). The Company's share of the future obligation to decommission these units is approximately $682 million in current dollars and (using a 4.0% escalation rate) approximately $1.6 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $192 million for decommissioning through its electric rates from customers through December 31, 2002. The Company has also recognized an estimated liability of approximately $6.2 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

          In June 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations". The new statement provides accounting standards for retirement obligations associated with tangible long-lived assets, with adoption required by January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. However, rate-regulated entities may recognize a regulatory asset or liability if the criteria for such treatment are met. Upon retirement, a gain or loss would be recorded if the cost to settle the retirement obligation differs from the carrying amount.

          The Company has identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143, asset retirement costs of $173 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $19 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets". No impairment was indicated.

          The asset retirement liability at the date of adoption will be $238 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $240 million, including unrealized losses on decommissioning trust funds of $0.4 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

          The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $155 million increase to income, or $91 million net of tax. The $0.4 million of unrealized losses, $0.2 million net of tax, included in the decommissioning liability balances as of December 31, 2002, was offset against other comprehensive income (OCI) upon adoption of SFAS 143.

          The FASB approved SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. Under SFAS 142, amortization of existing goodwill ceased January 1, 2002. Instead, goodwill is tested for impairment at least on an annual basis
- based on the results of the transition analysis and the 2002 annual analysis, no impairment of the Company's goodwill is required. Prior to the adoption of SFAS 142, the Company amortized about $38.2 million of goodwill annually. The goodwill balance as of December 31, 2002 and 2001 was $1.371 billion.

          The following table shows what net income would have been if goodwill amortization had been excluded from prior periods:

                                           2002          2001          2000
                                           ----          ----          ----
                                                     (In thousands)

Reported net income..................    $155,946       $219,044      $202,950
Add back goodwill amortization.......          --         38,230        38,170
                                         --------       --------      --------
Adjusted net income..................    $155,946       $257,274      $241,120
                                         ========       ========      ========


     (E) COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, together with TE and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2002 include the following:



                                     Utility         Accumulated         Construction     Ownership/
                                     Plant           Provision for         Work in        Leasehold
 Generating Units                  in Service        Depreciation          Progress        Interest
----------------------------------------------------------------------------------------------------
                                                                (In millions)

 W. H. Sammis Unit 7...........     $  179.8            $125.4              $ --            31.20%
 Bruce Mansfield Units 1, 2
   and 3 ......................         85.2              38.6                40.6          20.42%
 Beaver Valley Unit 2..........          3.9               0.4                10.7          24.47%
 Davis-Besse...................        219.4              46.6                60.1          51.38%
 Perry.........................        633.0             147.1                 4.9          44.85%
 -------------------------------------------------------------------------------------------------
    Total......................     $1,121.3            $358.1              $116.3                 .
====================================================================================================



          The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

     (F) NUCLEAR FUEL-

          Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

     (G) STOCK-BASED COMPENSATION-

          FirstEnergy applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based compensation plans (see Note 3B). No material stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date resulting in substantially no intrinsic value.

          If FirstEnergy had accounted for employee stock options under the fair value method, a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                      2002         2001          2000
--------------------------------------------------------------------------
 Valuation assumptions:
   Expected option term (years).      8.1          8.3             7.6
   Expected volatility..........     23.31%       23.45%          21.77%
   Expected dividend yield......      4.36%        5.00%           6.68%
   Risk-free interest rate......      4.60%        4.67%           5.28%
 Fair value per option..........     $6.45        $4.97           $2.86
 -------------------------------------------------------------------------


          The effects of applying fair value accounting to FirstEnergy's stock options would not materially effect the Company's net income.

     (H) INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

     (I) RETIREMENT BENEFITS-

          FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the GPU pension plans were merged with the FirstEnergy plan. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2002. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

          The Company provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee contributions, deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Company pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Company. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

          As a result of the reduced market value of FirstEnergy's pension plan assets, it was required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002.FirstEnergy's accumulated benefit obligation of $3.438 billion exceeded the fair value of plan assets ($2.889 billion) resulting in a minimum pension liability of $548.6 million. FirstEnergy eliminated its prepaid pension asset of $286.9 million ($39.3 million) and established a minimum liability of $548.6 million (Company - $52.1 million), recording an intangible asset of $78.5 million (Company - $15.9 million) and reducing OCI by $444.2 million (Company - $44.1 million) (recording a related deferred tax asset of $312.8 million (Company - $31.4 million)). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002, increased due to the lower discount rate and asset returns assumed as of December 31, 2002.

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:


                                                                               Other
                                               Pension Benefits        Postretirement Benefits
                                               ----------------        -----------------------
                                               2002        2001           2002       2001
----------------------------------------------------------------------------------------------
                                                              (In millions)
 Change in benefit obligation:
 Benefit obligation as of January 1.......   $3,547.9    $1,506.1       $1,581.6   $   752.0
 Service cost.............................       58.8        34.9           28.5        18.3
 Interest cost............................      249.3       133.3          113.6        64.4
 Plan amendments..........................       --           3.6         (121.1)       --
 Actuarial loss...........................      268.0       123.1          440.4        73.3
 Voluntary early retirement program.......       --          --             --           2.3
 GPU acquisition..........................      (11.8)    1,878.3          110.0       716.9
 Benefits paid............................     (245.8)     (131.4)         (83.0)      (45.6)
 -------------------------------------------------------------------------------------------
 Benefit obligation as of December 31.....    3,866.4     3,547.9        2,070.0     1,581.6
 -------------------------------------------------------------------------------------------

 Change in fair value of plan assets:
 Fair value of plan assets as of
   January 1                                  3,483.7     1,706.0          535.0        23.0
 Actual return on plan assets.............     (348.9)        8.1          (57.1)       12.7
 Company contribution.....................       --          --             37.9        43.3
 GPU acquisition..........................       --       1,901.0           --         462.0
 Benefits paid............................     (245.8)     (131.4)         (42.5)       (6.0)
 -------------------------------------------------------------------------------------------
 Fair value of plan assets as of
  December 31 ............................     2,889.0    3,483.7          473.3       535.0
 -------------------------------------------------------------------------------------------

 Funded status of plan....................     (977.4)      (64.2)      (1,596.7)   (1,046.6)
 Unrecognized actuarial loss..............    1,185.8       222.8          751.6       212.8
 Unrecognized prior service cost..........       78.5        87.9         (106.8)       17.7
 Unrecognized net transition obligation...       --          --             92.4       101.6
 -------------------------------------------------------------------------------------------
 Net amount recognized....................   $  286.9    $  246.5       $ (859.5)  $  (714.5)
 ===========================================================================================

 Consolidated Balance Sheets
   classification:
 Prepaid (accrued) benefit cost...........   $ (548.6)   $  246.5       $ (859.5)  $  (714.5)
 Intangible asset.........................       78.5        --             --          --
 Accumulated other comprehensive loss.....      757.0        --             --          --
 -------------------------------------------------------------------------------------------
 Net amount recognized....................   $  286.9    $  246.5       $ (859.5)  $  (714.5)
 ===========================================================================================
 Company's share of net amount recognized.   $   39.3    $  (32.7)      $ (117.1)  $  (195.9)
 ===========================================================================================
 Assumptions used as of December 31:
 Discount rate............................       6.75%       7.25%          6.75%       7.25%
 Expected long-term return on plan assets.       9.00%      10.25%          9.00%      10.25%
 Rate of compensation increase............       3.50%       4.00%          3.50%       4.00%




           FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2002 were computed as follows:


                                                                                            Other
                                                       Pension Benefits             Postretirement Benefits
                                                 ------------------------         -------------------------
                                                 2002      2001      2000         2002      2001      2000
     ------------------------------------------------------------------------------------------------------
                                                                         (In millions)

     Service cost...........................   $  58.8   $  34.9  $  27.4        $ 28.5     $18.3     $11.3
     Interest cost..........................     249.3     133.3    104.8         113.6      64.4      45.7
     Expected return on plan assets.........    (346.1)   (204.8)  (181.0)        (51.7)     (9.9)     (0.5)
     Amortization of transition
       obligation (asset) ..................      --        (2.1)    (7.9)          9.2       9.2       9.2
     Amortization of prior service cost.....       9.3       8.8      5.7           3.2       3.2       3.2
     Recognized net actuarial loss (gain)...      --        --       (9.1)         11.2       4.9      --
     Voluntary early retirement program.....      --         6.1     17.2          --         2.3      --
     -------------------------------------------------------------------------------------------------------
     Net periodic benefit cost (income).....   $ (28.7)  $ (23.8) $ (42.9)       $114.0     $92.4     $68.9
     =======================================================================================================
     Company's share of net benefit cost....   $   1.6   $  (1.9) $  (5.3)       $  9.5     $12.5     $21.3
     -------------------------------------------------------------------------------------------------------



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

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily TE, OE, Penn, ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company (FECO). The Ohio transition plan, as discussed in the "Regulatory Plan" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Company, TE, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Company's transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:




                                      2002            2001            2000
---------------------------------------------------------------------------
                                                  (In millions)
Operating Revenues:
PSA revenues with FES.............   $283.8          $334.1          $ --
Generating units rent with FES....     59.8            59.1            --
Ground lease with ATSI............      7.1             7.1             4.4

Operating Expenses:
Purchased power under PSA.........    420.4           597.4            --
Purchased power from TE...........    104.0            97.0           106.8
Transmission expenses (including
   ATSI rent).....................     41.1            28.9            15.0
FirstEnergy support services......     52.4            49.6            97.9

Other Income:
Interest income from ATSI.........      7.2             7.2             2.4
Interest income from FES..........      0.9             0.9            --
---------------------------------------------------------------------------

          The Company is buying 150 MW of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expenses for this transaction were $104.0 million, $97.0 million and $104.0 million in 2002, 2001 and 2000, respectively. This purchase is expected to continue through the end of the lease period (see
Note 2).

          FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPU Service, Inc. and FirstEnergy Service Company, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the 1935 Public Utility Holding Company Act (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; the ratio of each company's amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers and other factors; and specific departmental charge ratios. Management believes that these allocation methods are reasonable.

     (K) SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $2.1 million and $52.0 million in 2001 and 2000, respectively. There were no capital lease transactions in 2002. "Other amortization" on the Consolidated Statement of Cash Flows under Cash Flows from Operating Activities consists of amounts from the reduction of an electric service obligation under the Company's electric service prepayment program.

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


                                                              2002                             2001
----------------------------------------------------------------------------------------------------------
                                                      Carrying       Fair              Carrying      Fair
                                                        Value       Value                Value      Value
----------------------------------------------------------------------------------------------------------
                                                                          (In millions)

Long-term debt...................................      $2,309      $2,493               $2,507      $2,624
Preferred stock..................................      $  106      $  113               $  125      $  125
Investments other than cash and cash equivalents:
   Debt securities
   - Maturity (5-10 years).......................      $   11      $   11               $   11      $   11
   - Maturity (more than 10 years)...............         528         576                  568         565
   All other.....................................         232         232                  214         218
----------------------------------------------------------------------------------------------------------
                                                       $  771      $  819               $  793      $  794
==========================================================================================================


          The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. The Company has no securities held for trading purposes.

          The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "All other" in the table above) consist of equity securities, government bonds and corporate bonds. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. In conjunction with the adoption of SFAS 143 on January 1, 2003, unrealized gains or losses were reclassified to other comprehensive income in accordance with SFAS 115. Realized gains (losses) are recognized as additions (reductions) to trust asset balances. For the year 2002, net realized losses were approximately $6.9 million and interest and dividend income totaled approximately $7.3 million.

     (L) REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                       2002        2001
------------------------------------------------------------------------
                                                        (In millions)
Regulatory transition charge....................      $899.0      $830.3
Customer receivables for future income taxes....         8.0         9.2
Loss on reacquired debt.........................        15.7        16.5
Other...........................................        17.1        18.5
------------------------------------------------------------------------
     Total......................................      $939.8      $874.5
========================================================================


2.   LEASES:

          The Company leases certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

          The Company and TE sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and TE sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and TE entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and TE continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and TE have the right, at the end of the respective basic lease terms, to renew the leases. The Company and TE also have the right to purchase the facilities at the expiration of the basic lease term or any renewal term at a price equal to the fair market value of the facilities.

          As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2002 were approximately $1.1 billion, net of trust cash receipts.)

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2002 are summarized as follows:

                           2002              2001            2000
------------------------------------------------------------------
                                         (In millions)
Operating leases
  Interest element......   $33.6             $35.3          $ 36.8
  Other.................    42.8              36.4            29.8
Capital leases
  Interest element......     0.6               3.6             5.9
  Other.................     0.4              19.4            37.4
------------------------------------------------------------------
  Total rentals.........   $77.4             $94.7          $109.9
==================================================================


          The future minimum lease payments as of December 31, 2002 are:


                                                                          Operating Leases
                                                                -------------------------------------
                                                 Capital         Lease          Capital
                                                  Leases        Payments         Trust          Net
       ----------------------------------------------------------------------------------------------
                                                                            (In millions)

       2003..................................      $1.0          $ 77.5        $ 79.3         $ (1.8)
       2004..................................       1.0            55.7          28.6           27.1
       2005..................................       1.0            66.7          48.3           18.4
       2006..................................       1.0            71.3          56.2           15.1
       2007..................................       1.0            57.8          48.2            9.6
       Years thereafter......................       4.7           524.7         393.3          131.4
       ----------------------------------------------------------------------------------------------
       Total minimum lease payments..........       9.7          $853.7        $653.9         $199.8
                                                                 ======        ======         ======
       Interest portion......................       3.3
       ------------------------------------------------
       Present value of net minimum
         lease payments......................       6.4
       Less current portion..................       0.4
       ------------------------------------------------
       Noncurrent portion....................      $6.0
       ================================================



          The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport Capital Trust arrangement effectively reduces lease costs related to that transaction.

3.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

     (B) STOCK COMPENSATION PLANS-

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

          Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:


                                           2002        2001         2000
------------------------------------------------------------------------

 Restricted common shares granted.....    36,922     133,162     208,400
 Weighted average market price .......    $36.04      $35.68      $26.63
 Weighted average vesting period
  (years) ............................       3.2         3.7         3.8
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

          Stock option activities under the FE Programs for the past three years were as follows:

                                           Number of      Weighted Average
      Stock Option Activities               Options         Exercise Price
------------------------------------------------------------------------------
 Balance, January 1, 2000..............    2,153,369            $25.32
 (159,755 options exercisable).........                          24.87

   Options granted.....................    3,011,584             23.24
   Options exercised...................       90,491             26.00
   Options forfeited...................       52,600             22.20
 Balance, December 31, 2000............    5,021,862             24.09
 (473,314 options exercisable).........                          24.11

   Options granted.....................    4,240,273             28.11
   Options exercised...................      694,403             24.24
   Options forfeited...................      120,044             28.07
 Balance, December 31, 2001............    8,447,688             26.04
 (1,828,341 options exercisable).......                          24.83

   Options granted.....................    3,399,579             34.48
   Options exercised...................    1,018,852             23.56
   Options forfeited...................      392,929             28.19
 Balance, December 31, 2002............   10,435,486             28.95
 (1,400,206 options exercisable).......                          26.07


          As of December 31, 2002, the weighted average remaining contractual life of outstanding stock options was 7.6 years.

          No material stock-based employee compensation expense is reflected in net income for stock options granted under the above plans, since the exercise price was equal to the market value of the underlying common stock on the grant date. The effect of applying fair-value accounting to FirstEnergy's stock options is summarized in Note 1G - "Stock-Based Compensation."

     (C) PREFERRED AND PREFERENCE STOCK-

          The Company's preferred stock may be redeemed in whole, or in part, with 30-90 days' notice.

          The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 2002.

          The Company has three million authorized and unissued shares of preference stock having no par value.

     (D) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's $7.35 C series has an annual sinking fund requirement for 10,000 shares with annual sinking fund requirements for the next five years of $1.0 million in each year 2003-2007.

     (E) COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
         SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY
         SUBORDINATED DEBENTURES-

          CFT, a wholly owned subsidiary of the Company, issued $100 million of 9% Cumulative Trust Preferred Capital Securities in December 2001. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $103.1 million principal amount of 9% Junior Subordinated Debentures due 2031 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances, the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. Beginning in December 2006, the Subordinated Debentures may be optionally redeemed by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

     (F) LONG-TERM DEBT-

          The Company has a first mortgage indenture under which it issues from time to time first mortgage bonds secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios covenants. There also exists cross-default provisions among financing agreements of FirstEnergy and the Company.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                      (In millions)
     ---------------------------------------------
     2003................................  $386.8
     2004................................   331.0
     2005................................   300.0
     2006................................    --
     2007................................   120.0
     ---------------------------------------------

          Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. These amounts are $242 million and $51 million in 2003 and 2004, respectively, which represents the next time debt holders may exercise this provision.

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48.1 million and noncancelable municipal bond insurance policies of $142.6 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit or policies, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.00% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

          The Company and TE have unsecured letters of credit of approximately $215.9 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and TE are jointly and severally liable for the letters of credit (see Note 2).

     (G) COMPREHENSIVE INCOME-

          Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy. As of December 31, 2002, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $44.1 million.

4.   SHORT-TERM BORROWINGS:

          The Company may borrow from its affiliates on a short-term basis. As of December 31, 2002, the Company had total short-term borrowings of $288.6 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2002 and 2001, were 1.8% and 3.5%, respectively.

5.   COMMITMENTS AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $312 million for property additions and improvements from 2003-2007, of which approximately $96 million is applicable to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $53 million, of which approximately $15 million applies to 2003. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $59 million and $28 million, respectively, as the nuclear fuel is consumed.

     (B) NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $106.3 million per incident but not more than $12.1 million in any one year for each incident.

          The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $382 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $21.4 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

          The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company's plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

     (C) ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. In accordance with the Ohio transition plan discussed in "Regulatory Plans" in Note 1, generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

          The Company is required to meet federally approved sulfur dioxide
(SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $31,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Company cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          The Company believes it is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004.

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend if and how they are ultimately implemented by the states in which the Company operates affected facilities.

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

          The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has total accrued liabilities aggregating approximately $2.8 million as of December 31, 2002.

          The effects of compliance on the Company with regard to environmental matters could have a material adverse effect on the Company's earnings and competitive position. These environmental regulations affect the Company's earnings and competitive position to the extent it competes with companies that are not subject to such regulations and therefore do not bear the risk of costs associated with compliance, or failure to comply, with such regulations. The Company believes it is in material compliance with existing regulations but is unable to predict whether environmental regulations will change and what, if any, the effects of such change would be.

     (D) LEGAL MATTERS

          Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to the Company are described above.

6.   SALE OF GENERATING ASSETS:

          In November 2001, FirstEnergy reached an agreement to sell four coal-fired power plants totaling 2,535 MW to NRG Energy Inc. The proposed sale had included the 376 MW Ashtabula, 1,262 MW Eastlake and 249 MW Lakeshore plants owned by the Company. On August 8, 2002, FirstEnergy notified NRG that it was canceling the agreement because NRG stated that it could not complete the transaction under the original terms of the agreement. FirstEnergy also notified NRG that FirstEnergy reserves the right to pursue legal action against NRG, its affiliate and its parent, Xcel Energy, for damages, based on the anticipatory breach of the agreement. On February 25, 2003, the U.S. Bankruptcy Court in Minnesota approved FirstEnergy's request for arbitration against NRG.

          In December 2002, FirstEnergy decided to retain ownership of these plants after reviewing other bids it subsequently received from other parties who had expressed interest in purchasing the plants. Since FirstEnergy did not execute a sales agreement by year-end, the Company reflected approximately $45 million ($26 million net of tax) of previously unrecognized depreciation and other transaction costs in the fourth quarter of 2002 related to these plants from November 2001 through December 2002 on its Consolidated Statement of Income.

7.   OTHER INFORMATION:

          The following represents the financial data which includes supplemental unaudited prior years' information as compared to consolidated financial statements and notes previously reported in 2001 and 2000:



(A)  Consolidated Statements of Cash Flows

                                                   2002         2001          2000
                                                   ----         ----          ----
                                                           (In Thousands)
  Cash Flows from Operating Activities:
  Accrued taxes...............................  $  (3,568)    $ (48,877)    $  1,701
  Accrued interest............................     (5,334)          959       (4,598)
  Prepayments and other.......................     27,418        27,743       (2,930)
  All other...................................    (33,045)      (89,114)     (38,361)
                                                 ---------    ---------     --------
    Other cash used for operating activities..  $ (14,529)    $(109,289)    $(44,188)
                                                =========     =========     ========


(B)  Consolidated Statements of Taxes

                                                   2002          2001         2000
                                                   ----          ----         ----
                                                             (In Thousands)
 Other Accumulated Deferred Income Taxes
   at December 31:
 Retirement Benefits.........................   $ (42,079)    $ (73,483)    $(62,594)
 All other...................................     (25,743)      (51,927)      41,379
                                                ---------     ---------     --------
   Total-Other...............................   $ (67,822)    $(125,410)    $(21,215)
                                                =========     =========     ========



8.   RECENTLY ISSUED ACCOUNTING STANDARDS:

          FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34"

          The FASB issued FIN 45 in January 2003. This interpretation identifies minimum guarantee disclosures required for annual periods ending after December 15, 2002 (see Guarantees and Other Assurances). It also clarifies that providers of guarantees must record the fair value of those guarantees at their inception. This accounting guidance is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not believe that implementation of FIN 45 will be material but the Company will continue to evaluate anticipated guarantees.

FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB 51"

          In January 2003, the FASB issued this interpretation of ARB No. 51, "Consolidated Financial Statements". The new interpretation provides guidance on consolidation of variable interest entities (VIEs), generally defined as certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation requires an enterprise to disclose the nature of its involvement with a VIE if the enterprise has a significant variable interest in the VIE and to consolidate a VIE if the enterprise is the primary beneficiary. VIEs created after January 31, 2003 are immediately subject to the provisions of FIN 46. VIEs created before February 1, 2003 are subject to this interpretation's provisions beginning in the first interim or annual reporting period after June 15, 2003 (our third quarter of 2003). The FASB also identified transitional disclosure provisions for all financial statements issued after January 31, 2003.

          The Company currently has transactions with entities which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. The Company currently consolidates the majority of these entities and believe the Company will continue to consolidate following the adoption of FIN 46. One of these entities the Company is currently consolidating is the Shippingport Capital Trust which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of our interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and 0.34 percent equity interest by Toledo Edison Capital Corp., an affiliated company.

9. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2002 and 2001.



                                                 March 31,       June 30,     September 30,      December 31,
Three Months Ended                                 2002           2002            2002             2002
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $425.0          $462.9         $538.9            $408.6
Operating Expenses and Taxes................       369.7           350.1          410.4             380.0
-------------------------------------------------------------------------------------------------------------
Operating Income............................        55.3           112.8          128.5              28.6
Other Income................................         5.2             3.4            5.6               1.8
Net Interest Charges........................        47.8            46.8           47.3              43.3
-------------------------------------------------------------------------------------------------------------
Net Income (Loss)...........................      $ 12.7          $ 69.4         $ 86.8            $(12.9)
=============================================================================================================
Earnings (Loss) Applicable to Common Stock..      $  4.4          $ 66.3         $ 83.6            $(15.7)
=============================================================================================================


                                                 March 31,      June 30,     September 30,      December 31,
Three Months Ended                                 2001           2001            2001             2001
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $516.4          $498.8         $603.3            $457.7
Operating Expenses and Taxes................       463.0           420.2          430.0             367.4
-------------------------------------------------------------------------------------------------------------
Operating Income............................        53.4            78.6          173.3              90.3
Other Income................................         4.4             1.1            4.0               3.7
Net Interest Charges........................        46.2            47.2           48.4              48.0
-------------------------------------------------------------------------------------------------------------
Net Income..................................      $ 11.6          $ 32.5         $128.9            $ 46.0
=============================================================================================================
Earnings on Common Stock....................      $  5.1          $ 25.4         $122.6            $ 40.1
=============================================================================================================


Report of Independent Accountants

To the Stockholders and Board of Directors of The Cleveland Electric Illuminating Company:

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financials statements, before the revisions described in Note 1 to the 2002 consolidated financial statements, in their report dated March 18, 2002.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

As discussed above, the consolidated financial statements of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in Note 1 to the consolidated financial statements, revisions have been made to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion the transitional disclosures for 2001 and 2000 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.





PricewaterhouseCoopers LLP

Cleveland, Ohio
February 28, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Cleveland Electric Illuminating Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Cleveland Electric Illuminating Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.