Form 10-K, Exhibit 13
period 2002-12-31
TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2003-03-26
CIK 352049, 20947, 77278, 73960, 1031296, 77227, 65350, 53456

_
                            THE TOLEDO EDISON COMPANY

                       2002 ANNUAL REPORT TO STOCKHOLDERS



           The Toledo Edison Company (TE) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 0.8 million.







Contents                                                                 Page
--------                                                                 ----

Selected Financial Data............................................        1
Management's Discussion and Analysis...............................       2-12
Consolidated Statements of Income..................................       13
Consolidated Balance Sheets........................................       14
Consolidated Statements of Capitalization..........................      15-16
Consolidated Statements of Common Stockholder's Equity.............       17
Consolidated Statements of Preferred Stock.........................       17
Consolidated Statements of Cash Flows..............................       18
Consolidated Statements of Taxes...................................       19
Notes to Consolidated Financial Statements.........................      20-33
Reports of Independent Accountants.................................      34-35



                                             THE TOLEDO EDISON COMPANY

                                              SELECTED FINANCIAL DATA



                                                2002           2001           2000            1999           1998
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues......................     $  987,645      $1,094,903     $  954,947     $  921,159      $  957,037
                                             ==========      ==========     ==========     ==========      ==========

Operating Income........................     $   55,178      $  105,484     $  193,414     $  163,772      $  180,261
                                             ==========      ==========     ==========     ==========      ==========

Net Income..............................     $   13,337      $   62,911     $  137,233     $   99,945      $  106,582
                                             ==========      ==========     ==========     ==========      ==========

Earnings on Common Stock................     $    1,981      $   46,776     $  120,986     $   83,707      $   92,972
                                             ==========      ==========     ==========     ==========      ==========

Total Assets............................     $2,617,224      $2,572,118     $2,652,267     $2,666,928      $2,768,765
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION:
Common Stockholder's Equity.............     $  712,931      $  637,665     $  605,587     $  551,704      $  575,692
Preferred Stock Not Subject to
  Mandatory Redemption..................        126,000         126,000        210,000        210,000         210,000
Long-Term Debt..........................        557,265         646,174        944,193        981,029       1,083,666
                                             ----------      ----------     ----------     ----------      ----------
Total Capitalization.................. .     $1,396,196      $1,409,839     $1,759,780     $1,742,733      $1,869,358
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION RATIOS:
Common Stockholder's Equity.............           51.1%           45.2%          34.4%          31.7%           30.8%
Preferred Stock Not Subject to
  Mandatory Redemption..................            9.0             9.0           11.9           12.0            11.2
Long-Term Debt..........................           39.9            45.8           53.7           56.3            58.0
                                                  -----           -----         ------          -----           -----
Total Capitalization....................          100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====          =====          =====           =====

DISTRIBUTION KILOWATT-HOUR
DELIVERIES (Millions):
Residential.............................          2,427           2,258          2,183          2,127           2,252
Commercial..............................          2,702           2,667          2,380          2,236           2,425
Industrial..............................          5,280           5,397          5,595          5,449           5,317
Other...................................             57              61             49             54              63
                                                 ------          ------         ------         ------          ------
Total...................................         10,466          10,383         10,207          9,866          10,057
                                                 ======          ======         ======         ======          ======

CUSTOMERS SERVED:
Residential.............................        272,474         270,589        269,071        266,900         265,237
Commercial..............................         32,037          31,680         31,413         32,481          31,982
Industrial..............................          1,883           1,898          1,917          1,937           1,954
Other...................................            468             443            598            398             359
                                                -------         -------        -------        -------         -------
Total...................................        306,862         304,610        302,999        301,716         299,532
                                                =======         =======        =======        =======         =======


Number of Employees ....................            508             507            539            977             997



                            THE TOLEDO EDISON COMPANY

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

Corporate Separation
--------------------

           Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers as a result of legislation which restructured the electric utility industry. That legislation required unbundling the price for electricity into its component elements - including generation, transmission, distribution and transition charges. Toledo Edison Company (TE) continues to deliver power to homes and businesses through our existing distribution system and maintain the "provider of last resort" (PLR) obligation under our rate plan. As a result of the transition plan, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, and leases EUOC fossil generating facilities. We are a "full requirements" customer of FES to enable us to meet our PLR responsibilities in our service area.

           The effect on TE's reported results of operations during 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following tables:

  Corporate Restructuring - 2001 Income Statement Effects
  -------------------------------------------------------
  Increase (Decrease)


                                              Corporate
                                              Separation          ATSI             Total
                                              ----------          ----             -----
                                                              (In millions)
  Operating Revenues:
    Power supply agreement with FES........     $180.9           $--              $180.9
    Generating units rent..................       14.0            --                14.0
    Ground lease with ATSI.................       --              (0.2)             (0.2)
  ----------------------------------------------------------------------------------------
    Total Operating Revenues Effect........     $194.9           $(0.2)           $194.7
  ========================================================================================
  Operating Expenses and Taxes:
    Fossil fuel costs......................     $(39.8)(a)       $--              $(39.8)
    Purchased power costs..................      388.0 (b)        --               388.0
    Other operating costs..................      (21.6)(a)         7.6 (d)         (14.0)
    Provision for depreciation and
     amortization .........................       --              (2.7)(e)          (2.7)
    General taxes..........................       (2.0)(c)        (3.3)(e)          (5.3)
    Income taxes...........................      (50.4)            0.1             (50.3)
  ----------------------------------------------------------------------------------------
    Total Operating Expenses Effect........     $274.2           $ 1.7            $275.9
  ========================================================================================
  Other Income.............................     $ --             $ 2.0 (f)        $  2.0
  ========================================================================================


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




Results of Operations
---------------------

           Earnings on common stock in 2002 decreased 96% to $2.0 million from $46.8 million in 2001 and $121.0 million in 2000. Excluding the effects shown in the table above, earnings on common stock increased by 4.1% in 2001 from 2000, being favorably affected by reduced operating expenses and taxes, and lower net interest charges, which were substantially offset by reduced operating revenues.

           Operating revenues decreased by $107.3 million or 9.8% in 2002, compared with 2001. The lower revenues reflect the effects of a sluggish national economy on our service area, shopping by Ohio customers for alternative energy providers and decreases in wholesale revenues. Retail kilowatt-hour sales declined by 11.4% in 2002 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $34.4 million reduction in generation sales revenue. Our lower generation kilowatt-hour sales resulted primarily from customer choice in Ohio. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area increased to 17.0% in 2002 from 5.6% in 2001. Distribution deliveries increased 0.8% in 2002, compared with 2001, but revenues from electricity throughput decreased by $11.1 million in 2002 from the prior year due to lower unit prices. The higher distribution deliveries resulted from additional residential and commercial demand due to warmer summer weather that was more than offset by the effect that continued sluggishness in the economy had on demand by the industrial customers. Transition plan incentives, provided to customers to encourage switching to alternative energy providers, further reduced operating revenues by $15.0 million in 2002 from the prior year. These revenue reductions are deferred for future recovery under our transition plan and do not materially affect current period earnings. Sales revenues from wholesale customers decreased by $45.1 million in 2002 compared to 2001, due to lower kilowatt-hour sales and a decline in market prices. Reduced wholesale kilowatt-hour sales resulted principally from lower sales to FES reflecting the extended outage at Davis-Besse (see Davis-Besse Restoration).

           Excluding the effects shown in the table above, operating revenues decreased by $54.7 million or 5.7% in 2001 from 2000 following a $33.8 million increase in 2000 from the prior year. Customer choice in Ohio and the influence of a declining national economy on our regional business activity combined to lower operating revenues. Sales of electric generation provided by other suppliers in our service area represented 5.6% of total energy delivered in 2001. Retail generation sales declined in all customer categories resulting in an overall 4.0% reduction in kilowatt-hour sales from the prior year. Distribution deliveries increased 1.7% in 2001 from the prior year despite the weaker national economic environment. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers reduced operating revenues by approximately $8.0 million in 2001, compared to 2000. Operating revenues were also lower in 2001 from the prior year due to the absence of revenues associated with the low-income payment plan now administered by the Ohio Department of Development; there was also a corresponding reduction in other operating costs associated with that change. Revenues from kilowatt-hour sales to wholesale customers declined by $36.5 million in 2001 from 2000, with a corresponding 37.2% reduction in kilowatt-hour sales.


Changes in KWH Sales                        2002             2001
-------------------------------------------------------------------
 Increase (Decrease)
Electric Generation:
  Retail................................   (11.4)%           (4.0)%
  Wholesale.............................   (27.6)%          (37.2)%
-------------------------------------------------------------------
Total Electric Generation Sales.........   (19.2)%          (11.8)%
===================================================================
Distribution Deliveries:
  Residential...........................     7.5%             3.4%
  Commercial and industrial.............    (1.0)%            1.1%
-------------------------------------------------------------------
Total Distribution Deliveries...........     0.8%             1.7%
===================================================================


Operating Expenses and Taxes

           Total operating expenses and taxes decreased by $56.9 million in 2002 and increased by $227.9 million in 2001 from 2000. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $48.0 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring.

Operating Expenses and Taxes - Changes           2002          2001
---------------------------------------------------------------------
 Increase (Decrease)                                (In millions)
Fuel and purchased power......................   $(90.5)      $(49.8)
Nuclear operating costs.......................     96.8        (16.5)
Other operating costs.........................     12.0          8.9
---------------------------------------------------------------------
  Total operation and maintenance expenses....     18.3         (57.4)
=====================================================================
Provision for depreciation and amortization...    (36.7)        28.0
General taxes.................................     (4.6)       (27.7)
Income taxes..................................    (33.9)         9.1
---------------------------------------------------------------------
  Total operating expenses and taxes..........   $(56.9)      $(48.0)
=====================================================================


          Lower fuel and purchased power costs in 2002, compared to 2001, resulted from a $69.0 million reduction in purchased power from FES, reflecting lower kilowatt-hours purchased due to reduced kilowatt-hour sales and lower unit prices. Nuclear operating costs increased by $96.8 million in 2002, primarily due to approximately $55.9 million of incremental Davis-Besse maintenance costs related to the extended outage (see Davis-Besse Restoration). During 2002, costs also included amounts incurred for refueling outages at two nuclear plants (Beaver Valley Unit 2 and Davis-Besse), compared to only one outage (Perry) in 2001. The $12.0 million increase in other operating costs in 2002 resulted principally from higher employee benefit costs, employee severance costs and uncollectible accounts expense.

           The decrease in fuel and purchased power costs in 2001, compared to 2000, reflects the transfer of fossil operations to FGCO with our power requirements being provided under the PSA. There was one less nuclear refueling outage in 2001, compared to 2000, resulting in a $16.5 million decrease in nuclear operating costs from the prior year. Other operating costs increased by $8.9 million in 2001 from the prior year, reflecting planned maintenance work at the Bruce Mansfield Plant and the absence in 2001 of gains from the sale of emission allowances, offset in part by a reduction in low-income payment plan customer costs, decreased storm damage costs and the absence of costs incurred in 2000 related to the development of a distribution communications system.

           Charges for depreciation and amortization decreased by $36.7 million in 2002 from 2001. This decrease reflects higher shopping incentive deferrals and tax-related deferrals under TE's transition plan and the cessation of goodwill amortization beginning January 1, 2002, upon implementation of Statement of Financial Accounting Standards No. (SFAS) 142 "Goodwill and Other Intangible Assets." TE's goodwill amortization in 2001 totaled $ 12.4 million. Depreciation and amortization increased by $28.0 million in 2001 from the prior year due to incremental transition cost amortization under our transition plan, partially offset by new deferrals for shopping incentives.

           General taxes decreased by $4.6 million in 2002 from 2001 due to state tax changes in connection with the Ohio electric industry restructuring.

Net Interest Charges

           Net interest charges continued to trend lower decreasing by $3.1 million in 2002 and $6.6 million in 2001, compared to the prior year. We continued to redeem and refinance outstanding debt and preferred stock during 2002 -- net redemptions and refinancing activities totaled $264.1 million and $51.8 million, respectively, and will result in annualized savings of $23.2 million.

Capital Resources and Liquidity
-------------------------------

           Through net debt and preferred stock redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2002. During 2002, we reduced total debt by approximately $163 million. Our common stockholder's equity as a percentage of capitalization increased to 51% as of December 31, 2002 from 27% at the end of 1997. Over the last five years, we have reduced the average cost of outstanding debt from 9.13% in 1997 to 6.61% in 2002.

       Changes in Cash Position

           As of December 31, 2002, we had $20.7 million of cash and cash equivalents, which was used to redeem long-term debt in January 2003, compared with $0.3 million as of December 31, 2001. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Our consolidated net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $156 million in 2002 and $190 million in 2001. Cash flows provided from 2002 and 2001 operating activities are as follows:


     Operating Cash Flows                     2002          2001
     -------------------------------------------------------------
                                                 (In millions)

     Cash earnings (1)                       $111           $223
     Working capital and other                 45            (33)
     -------------------------------------------------------------

     Total                                   $156           $190
     =============================================================

     (1) Includes net income, depreciation and amortization, deferred income taxes, investment tax credits and major noncash charges.


       Cash Flows From Financing Activities

           In 2002, the net cash used for financing activities of $29 million primarily reflects the redemptions of debt and preferred stock shown below. The following table provides details regarding new issues and redemptions during 2002:

   Securities Issued or Redeemed in 2002
   ---------------------------------------------------------------
                                                    (In millions)
   New Issues
   ----------
        Pollution Control Notes                          $ 20

   Redemptions
   -----------
        Unsecured Notes                                   135
        Secured Notes                                      44
        Preferred Stock                                    85
        Other, principally redemption premiums              2
   ---------------------------------------------------------------
                                                          266

   Short-term Borrowings, Net                             132
   ---------------------------------------------------------------

           In 2001, net cash used for financing activities totaled $97.8 million, primarily due to redemptions of $42 million of long-term debt notes and dividend payments of $30.8 million.

           We had about $22.6 million of cash and temporary investments and $149.7 million of short-term indebtedness as of December 31, 2002. Under our first mortgage indenture, as of December 31, 2002, we had the capability to issue $144 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based on our earnings in 2002 under the earnings coverage test contained in our charter, we could not issue additional preferred stock (assuming no additional debt was issued). At the end of 2002, our common equity as a percentage of capitalization, stood at 51% compared to 45% at the end of 2001. The higher common equity percentage in 2002 compared to 2001 resulted from net redemptions of preferred stock and long-term debt and a $100 million equity contribution from FirstEnergy.

       Cash Flows From Investing Activities

           Net cash used in investing activities totaled $106 million in 2002. The net cash used for investing resulted from property additions. Expenditures for property additions primarily include expenditures supporting our distribution of electricity.

           In 2001, net cash used in investing activities totaled $93 million, principally due to property additions and the sale of property to affiliates as part of corporate separation and the sale to ATSI discussed above.

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



                                                    Less than          1-3              3-5           More than
Contractual Obligations               Total           1 Year          Years            Years           5 Years
----------------------------------------------------------------------------------------------------------------
                                                                  (In millions)
Long-term debt...................    $  730            $116            $215             $ 30            $  369
Short-term borrowings............       150             150              --               --                --
Preferred stock (1)..............        --              --              --               --                --
Capital leases (2)...............        --              --              --               --                --
Operating leases (2).............     1,067              75             153              158               681
Purchases (3)....................       269              30              75               64               100
--------------------------------------------------------------------------------------------------------------
     Total.......................    $2,216            $371            $443             $252            $1,150
--------------------------------------------------------------------------------------------------------------


(1)  Subject to mandatory redemption.
(2)  Operating lease payments are net of capital trust receipts of $363.3 million (see Note 2).
(3)  Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.



           Our capital spending for the period 2003-2007 is expected to be about $169 million (excluding nuclear fuel) of which $54 million applies to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $34 million, of which about $12 million relates to 2003. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $40 million and $19 million, respectively, as the nuclear fuel is consumed.

           On February 22, 2002, Moody's Investor Service changed its credit rating outlook for FirstEnergy from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration its decision on the mechanism for sharing merger savings and reversed the PPUC's decisions regarding rate relief and accounting deferrals rendered in connection with its approval of the GPU merger. On April 4, 2002, Standard & Poor's (S&P) changed its outlook for FirstEnergy's credit ratings from stable to negative citing recent developments including: damage to the Davis-Besse reactor vessel head, the Pennsylvania Commonwealth Court decision, and deteriorating market conditions for some sales of FirstEnergy's remaining non-core assets. On July 31, 2002, Fitch revised its rating outlook for FirstEnergy to negative from stable. The revised outlook reflected the adverse impact of the unplanned Davis-Besse outage, Fitch's judgment about NRG's financial ability to consummate the purchase of four power plants from FirstEnergy (see Note 6 - Sale of Generating Assets) and Fitch's expectation of subsequent delays in debt reduction. On August 1, 2002, S&P concluded that while NRG's liquidity position added uncertainty to FirstEnergy's sale of power plants to NRG, its ratings would not be affected. S&P found FirstEnergy's cash flows sufficiently stable to support a continued (although delayed) program of debt and preferred stock redemption. S&P noted that it would continue to closely monitor FirstEnergy's progress on various initiatives. On January 21, 2003, S&P indicated its concern about FirstEnergy's disclosure of non-cash charges related to deferred costs in Pennsylvania, pension and other post-retirement benefits, and Emdersa (FirstEnergy's Argentina Operations), which were higher than anticipated in the third quarter of 2002. S&P identified the restart of the Davis-Besse nuclear plant "...without significant delay beyond April 2003..." as key to maintaining its current debt ratings. S&P also identified other issues it would continue to monitor including: FirstEnergy's deleveraging efforts, free cash generated during 2003, the Jersey Central Power & Light Company rate case, successful hedging of its short power position, and continued capture of projected merger savings. While FirstEnergy anticipates being prepared to restart the Davis-Besse plant in the spring of 2003 the Nuclear Regulatory Commission (NRC) must authorize the unit's restart following a formal inspection process prior to its returning the unit to service. Significant delays in the planned date of Davis-Besse's return to service or other factors (identified above) affecting the speed with which FirstEnergy reduces debt could put additional pressure on the Company's credit ratings.

Other Obligations

           Obligations not included on our Consolidated Balance Sheet primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 2 - Leases). The present value as of December 31, 2002, of these sale and leaseback operating lease commitments, net of trust investments, total $621 million. We sell substantially all of our retail customer receivables, which provided $52 million of off balance sheet financing as of December 31, 2002.

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

           The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations.




Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                         There-                Fair
                                 2003        2004      2005        2006       2007        after     Total     Value
--------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
--------------------------------------------------------------------------------------------------------------------
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................    $ 20        $  9      $134         $12        $ 9        $290       $474      $515
   Average interest rate.....     7.7%        7.7%      7.8%        7.7%       7.7%        6.8%       7.2%
--------------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................    $116        $215                              $30        $160       $521      $562
   Average interest rate ....     7.7%        7.8%                             7.1%        7.8%       7.7%
Variable rate................                                                             $209       $209      $210
   Average interest rate.....                                                              3.0%       3.0%
Short-term Borrowings........    $150                                                                $150      $150
   Average interest rate.....     1.8%                                                                1.8%
--------------------------------------------------------------------------------------------------------------------


Equity Price Risk
-----------------

           Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $90 million and $90 million as of December 31, 2002 and 2001, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $9 million reduction in fair value as of December 31, 2002 (see Note 1K - Supplemental Cash Flows Information)

Outlook
-------

           Our industry continues to transition to a more competitive environment. In 2001, all our customers could select alternative energy suppliers. We continue to deliver power to residential homes and businesses through our existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. We have a continuing responsibility to provide power to our customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties.

Regulatory Matters

           Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers. Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component plus an incentive, and the customer receives a generation charge from the alternative supplier. We have continuing responsibility to provide energy to our franchise customers as the PLR through December 31, 2005. Regulatory assets are costs which have been authorized by the Public Utilities Commission of Ohio (PUCO) for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of our transition plan as discussed below. Our regulatory assets are $392.6 million as of December 31, 2002 and $388.8 million as of December 31, 2001.

           The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $80 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching from our service to an alternative supplier did not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. That goal was achieved in 2002. Accordingly, TE does not believe that there will be any regulatory action reducing the recoverable transition costs.

           As part of our Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provided 160 megawatts (MW) of low cost supply to unaffiliated alternative suppliers that serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of our load. In 2003, the total peak load forecasted for customers electing to stay with us, including the 160 MW of low cost supply and the load served by our affiliate is 2,020 MW.

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

           Restart activities include both hardware and management issues. In addition to refurbishment and installation work at the plant, we have made significant management and human performance changes with the intent of establishing the proper safety culture throughout the workforce. Work was completed on the reactor head during 2002 and is continuing on efforts designed to enhance the unit's reliability and performance. FENOC is also accelerating maintenance work that had been planned for future refueling and maintenance outages. At a meeting with the NRC in November 2002, FENOC discussed plans to test the bottom of the reactor for leaks and to install a state-of-the-art leak-detection system around the reactor. The additional maintenance work being performed has expanded the previous estimates of restoration work. FENOC anticipates that the unit will be ready for restart in the spring of 2003 after completion of the additional maintenance work and regulatory reviews. The NRC must authorize restart of the plant following its formal inspection process before the unit can be returned to service. While the additional maintenance work has delayed our plans to reduce post-merger debt levels we believe such investments in the unit's future safety, reliability and performance to be essential. Significant delays in Davis-Besse's return to service, which depends on the successful resolution of the management and technical issues as well as NRC approval could trigger an evaluation for impairment of our investment in the plant (see Significant Accounting Policies below).

           The actual costs (capital and expense) associated with the extended Davis-Besse outage (TE share - 48.62%) in 2002 and estimated costs in 2003 are:

 Costs of Davis-Besse Extended Outage                              100%
 -------------------------------------------------------------------------
                                                               (In millions)
 2002 - Actual
 -------------

 Capital Expenditures:
 Reactor head and restart ................................        $ 63.3

 Incremental Expenses (pre-tax):
 Maintenance .............................................         115.0
 Fuel and purchased power ................................         119.5
 -------------------------------------------------------------------------
 Total ...................................................        $234.5
 =========================================================================

 2003 - Estimated
 ----------------

 Primarily operating expenses (pre-tax):
 Maintenance (including acceleration of programs) ........         $50
 Replacement power per month .............................         $12-18
 -------------------------------------------------------------------------


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

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have accrued a liability of $0.2 million as of December 31, 2002, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flows, or results of operations.

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

Significant Accounting Policies
-------------------------------

           We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Application of these principles often requires a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are continually reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting these specific factors. Our more significant accounting policies are described below.

Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio, significant amounts of regulatory assets have been recorded -- $392.6 million as of December 31, 2002. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

Revenue Recognition

           We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hour that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

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

           In selecting an assumed discount rate, we consider currently available rates of return on high-quality fixed income investments expected to be available during the period to maturity of the pension and other postretirement benefit obligation. Due to the significant decline in corporate bond yields and interest rates in general during 2002, we reduced the assumed discount rate as of December 31, 2002 to 6.75% from 7.25% used in 2001 and 7.75% used in 2000.

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

           The effect on our SFAS 87 and 106 costs and liabilities from changes in key assumptions are as follows:



   Increase in Costs from Adverse Changes in Key Assumptions
   ------------------------------------------------------------------------------------------------
   Assumption                       Adverse Change               Pension         OPEB         Total
   ------------------------------------------------------------------------------------------------
                                                                             (In millions)
   Discount rate                    Decrease by 0.25%              $0.2           $0.2         $0.4
   Long-term return on assets       Decrease by 0.25%               0.1           --            0.1
   Health care trend rate           Increase by 1%                 na              0.5          0.5

   Increase in Minimum Pension Liability
   -------------------------------------
   Discount rate                    Decrease by 0.25%               4.4           na            4.4
   ------------------------------------------------------------------------------------------------



           As a result of the reduced market value of our pension plan assets, we were required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. We eliminated our prepaid pension asset of $18.7 million and established a minimum liability of $25.0 million, recording an intangible asset of $7.6 million and reducing OCI by $21.1 million (recording a related deferred tax benefit of $15.0 million). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002 increased due to the lower discount rate assumed and reduced market value of plan assets as of December 31, 2002. Our non-cash, pre-tax pension and OPEB expense under SFAS 87 and SFAS 106 is expected to increase by $3 million and $1 million, respectively - a total of $4 million in 2003 as compared to 2002.

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

Goodwill

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value including goodwill, an impairment for goodwill must be recognized in the financial statements. If impairment were to occur we would recognize a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2002. The results of that review indicated no impairment of goodwill. The forecasts used in our evaluations of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2002, we had approximately $445.7 million of goodwill.

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

           We have identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143 in January 2003, asset retirement costs of $123.2 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $15.0 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144. No impairment was indicated. The asset retirement liability at the date of adoption was $172 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $180.9 million, including unrealized gains on decommissioning trust funds of $1.9 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

          The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a 115.2 million increase to income ($67.3 million net of tax). The $1.9 million of unrealized gains ($1.1 million net of tax) included in the decommissioning liability balances as of December 31, 2002, were offset against OCI upon adoption of SFAS 143.

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

          We currently have transactions with entities which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. We currently consolidate the majority of these entities and believe we will continue to consolidate following the adoption of FIN 46. One of these entities we are currently consolidating is the Shippingport Capital Trust which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of our interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and 0.34 percent equity interest by Toledo Edison Capital Corp., a majority owned subsidiary.




                                                     THE TOLEDO EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF INCOME



For the Years Ended December 31,                                          2002            2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)

OPERATING REVENUES (a) (Note 1)..................................       $987,645       $1,094,903         $954,947
                                                                        --------       ----------         --------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1).............................        366,932          457,444          159,039
   Nuclear operating costs (Note 1)..............................        258,308          161,532          178,063
   Other operating costs (Note 1)................................        163,267          151,244          156,286
                                                                        --------       ----------         --------
     Total operation and maintenance expenses....................        788,507          770,220          493,388
   Provision for depreciation and amortization...................         93,482          130,196          104,914
   General taxes.................................................         53,223           57,810           90,837
   Income taxes..................................................         (2,745)          31,193           72,394
                                                                        --------       ----------         --------
     Total operating expenses and taxes..........................        932,467          989,419          761,533
                                                                        --------       ----------         --------

OPERATING INCOME.................................................         55,178          105,484          193,414

OTHER INCOME (Note 1)............................................         13,329           15,652            8,669
                                                                        --------       ----------         --------

INCOME BEFORE NET INTEREST CHARGES...............................         68,507          121,136          202,083
                                                                        --------       ----------         --------

NET INTEREST CHARGES:
   Interest on long-term debt....................................         58,120           66,463           72,892
   Allowance for borrowed funds used during
     construction................................................         (2,502)          (3,848)          (6,523)
   Other interest expense (credit)...............................           (448)          (4,390)          (1,519)
                                                                        --------       ----------         --------

     Net interest charges........................................         55,170           58,225           64,850
                                                                        --------       ----------         --------

NET INCOME.......................................................         13,337           62,911          137,233

PREFERRED STOCK DIVIDEND
   REQUIREMENTS..................................................         11,356           16,135           16,247
                                                                        --------       ----------         --------

EARNINGS ON COMMON STOCK.........................................       $  1,981       $   46,776         $120,986
                                                                        ========       ==========         ========




(a)  Includes electric sales to associated companies of $232.2 million, $277.9 million and $142.3 million in 2002, 2001 and 2000, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                     THE TOLEDO EDISON COMPANY

                                                    CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                       2002             2001
-------------------------------------------------------------------------------------------------------------------
                                                                                            (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service...................................................................      $1,600,860       $1,578,943
   Less-Accumulated provision for depreciation..................................         706,772          645,865
                                                                                      ----------       ----------
                                                                                         894,088          933,078
                                                                                      ----------       ----------
   Construction work in progress-
     Electric plant.............................................................         104,091           40,220
     Nuclear fuel...............................................................          33,650           19,854
                                                                                      ----------       ----------
                                                                                         137,741           60,074
                                                                                      ----------       ----------
                                                                                       1,031,829          993,152
                                                                                      ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Shippingport Capital Trust (Note 2)..........................................         240,963          262,131
   Nuclear plant decommissioning trusts.........................................         174,514          156,084
   Long-term notes receivable from associated companies.........................         162,159          162,347
   Other........................................................................           2,236            4,248
                                                                                      ----------       ----------
                                                                                         579,872          584,810
                                                                                      ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents....................................................          20,688              302
   Receivables-
     Customers..................................................................           4,711            5,922
     Associated companies.......................................................          55,245           64,667
     Other......................................................................           6,778            9,709
   Notes receivable from associated companies...................................           1,957            7,607
   Materials and supplies, at average cost-
     Owned......................................................................          13,631           13,996
     Under consignment..........................................................          22,997           17,050
   Prepayments and other........................................................           3,455           14,580
                                                                                      ----------       ----------
                                                                                         129,462          133,833
                                                                                      ----------       ----------
DEFERRED CHARGES:
   Regulatory assets............................................................         392,643          388,846
   Goodwill.....................................................................         445,732          445,732
   Property taxes...............................................................          23,429           23,836
   Other........................................................................          14,257            1,909
                                                                                      ----------       ----------
                                                                                         876,061          860,323
                                                                                      ----------       ----------
                                                                                      $2,617,224       $2,572,118
                                                                                      ==========       ==========

                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity..................................................      $  712,931       $  637,665
   Preferred stock not subject to mandatory redemption..........................         126,000          126,000
   Long-term debt...............................................................         557,265          646,174
                                                                                      ----------       ----------
                                                                                       1,396,196        1,409,839
                                                                                      ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock.........................         189,355          347,593
   Accounts payable-
     Associated companies.......................................................         171,862           53,960
     Other......................................................................           8,638           27,418
   Notes payable to associated companies........................................         149,653           17,208
   Accrued  taxes...............................................................          34,967           39,848
   Accrued interest.............................................................          16,377           19,918
   Other........................................................................          57,232           40,222
                                                                                      ----------       ----------
                                                                                         628,084          546,167
                                                                                      ----------       ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes............................................         223,087          213,145
   Accumulated deferred investment tax credits..................................          29,491           31,342
   Nuclear plant decommissioning costs..........................................         180,856          162,426
   Pensions and other postretirement benefits...................................          82,553          120,561
   Other........................................................................          76,957           88,638
                                                                                      ----------       ----------
                                                                                         592,944          616,112
                                                                                      ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5)..............................................................
                                                                                      ----------       ----------
                                                                                      $2,617,224       $2,572,118
                                                                                      ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.






                                                     THE TOLEDO EDISON COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION



As of December 31,                                                                                       2002           2001
-------------------------------------------------------------------------------------------------------------------------------
                                         (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $5 par value, authorized 60,000,000 shares
     39,133,887 shares outstanding..................................................                  $  195,670     $  195,670
   Other paid-in capital............................................................                     428,559        328,559
   Accumulated other comprehensive loss (Note 3E)...................................                     (21,115)            --
   Retained earnings (Note 3A)......................................................                     109,817        113,436
                                                                                                      ----------     ----------
     Total common stockholder's equity..............................................                     712,931        637,665
                                                                                                      ----------     ----------


                                                Number of Shares                Optional
                                                  Outstanding               Redemption Price
                                              -------------------       ------------------------
                                               2002        2001         Per Share      Aggregate
                                               ----        ----         ---------      ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 3,000,000 shares
   Not Subject to Mandatory Redemption:
     $ 4.25............................      160,000      160,000        $104.63       $ 16,740           16,000         16,000
     $ 4.56............................       50,000       50,000         101.00          5,050            5,000          5,000
     $ 4.25............................      100,000      100,000         102.00         10,200           10,000         10,000
     $ 8.32............................           --      100,000          --                --               --         10,000
     $ 7.76............................           --      150,000          --                --               --         15,000
     $ 7.80............................           --      150,000          --                --               --         15,000
     $10.00............................           --      190,000          --                --               --         19,000
                                           ---------    ---------                      --------       ----------     ----------
                                             310,000      900,000                        31,990           31,000         90,000
Redemption Within One Year                                                                                    --        (59,000)
                                           ---------    ---------                      --------       ----------     ----------
                                             310,000      900,000                        31,990           31,000         31,000
                                           ---------    ---------                      --------       ----------     ----------

Cumulative, $25 par value-
Authorized 12,000,000 shares
   Not Subject to Mandatory Redemption:
     $2.21.............................           --    1,000,000          --                --               --         25,000
     $2.365............................    1,400,000    1,400,000          27.75         38,850           35,000         35,000
     Adjustable Series A...............    1,200,000    1,200,000          25.00         30,000           30,000         30,000
     Adjustable Series B...............    1,200,000    1,200,000          25.00         30,000           30,000         30,000
                                           ---------    ---------                      --------       ----------     ----------
                                           3,800,000    4,800,000                        98,850           95,000        120,000
   Redemption Within One Year..........                                                                       --        (25,000)
                                           ---------    ---------                      --------       ----------     ----------
                                           3,800,000    4,800,000                        98,850           95,000         95,000
                                           ---------    ---------                      --------       ----------     ----------
       Total Not Subject to Mandatory
         Redemption....................    4,110,000    5,700,000                      $130,840          126,000        126,000
                                           =========    =========                      ========       ----------     ----------

LONG-TERM DEBT (Note 3D):
   First mortgage bonds:
       8.000% due 2003................................................................                    33,725         34,125
       7.875% due 2004................................................................                   145,000        145,000
                                                                                                      ----------     ----------
       Total first mortgage bonds.....................................................                   178,725        179,125
                                                                                                      ----------     ----------

   Unsecured notes and debentures:
       8.700% due 2002................................................................                        --        135,000
      10.000% due 2003-2010...........................................................                       910            940
    *  4.850% due 2030................................................................                    34,850         34,850
    *  4.000% due 2033................................................................                     5,700          5,700
    *  4.500% due 2033................................................................                    31,600         31,600
    *  5.580% due 2033................................................................                    18,800         18,800
                                                                                                      ----------     ----------
       Total unsecured notes and debentures...........................................                    91,860        226,890
                                                                                                      ----------     ----------





                                                     THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,                                                                                       2002           2001
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                            (In thousands)
LONG-TERM DEBT (Cont'd):
   Secured notes:

     8.180% due 2002..................................................................                        --         17,000
     8.620% due 2002..................................................................                        --          7,000
     8.650% due 2002..................................................................                        --          5,000
     7.760% due 2003..................................................................                     5,000          5,000
     7.780% due 2003..................................................................                     1,000          1,000
     7.820% due 2003..................................................................                    38,400         38,400
     7.850% due 2003..................................................................                    15,000         15,000
     7.910% due 2003..................................................................                     3,000          3,000
     7.670% due 2004..................................................................                    70,000         70,000
     7.130% due 2007..................................................................                    30,000         30,000
     7.625% due 2020..................................................................                    45,000         45,000
     7.750% due 2020..................................................................                    54,000         54,000
     9.220% due 2021..................................................................                    15,000         15,000
    10.000% due 2021..................................................................                        --         15,000
     6.875% due 2023..................................................................                    20,200         20,200
     8.000% due 2023..................................................................                    30,500         30,500
    *1.700% due 2024..................................................................                    67,300         67,300
     6.100% due 2027..................................................................                    10,100         10,100
     5.375% due 2028..................................................................                     3,751          3,751
    *1.400% due 2033..................................................................                    30,900         30,900
    *1.350% due 2033..................................................................                    20,200             --
                                                                                                      ----------     ----------
       Total secured notes............................................................                   459,351        483,151
                                                                                                      ----------     ----------

Capital lease obligations (Note 2)....................................................                        --            263
                                                                                                      ----------     ----------
Net unamortized premium on debt.......................................................                    16,684         20,338
                                                                                                      ----------     ----------
Long-term debt due within one year....................................................                  (189,355)      (263,593)
                                                                                                      ----------     ----------
       Total long-term debt...........................................................                   557,265        646,174
                                                                                                      ----------     ----------
TOTAL CAPITALIZATION..................................................................                $1,396,196     $1,409,839
                                                                                                      ==========     ==========


     * Denotes variable rate issue with December 31, 2002 interest rate shown.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                     THE TOLEDO EDISON COMPANY

                                      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                                              Accumulated
                                                                                   Other         Other
                                         Comprehensive    Number        Par       Paid-In    Comprehensive   Retained
                                         Income (Loss)  of Shares      Value      Capital    Income (Loss)   Earnings
                                         -------------  ---------      -----      -------    -------------   --------
                                                                 (Dollars in thousands)

Balance, January 1, 2000...............                 39,133,887    $195,670     $328,559    $     --      $ 27,475
   Net income..........................     $137,233                                                          137,233
                                            ========
   Cash dividends on preferred stock...                                                                       (16,250)
   Cash dividends on common stock......                                                                       (67,100)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.............                 39,133,887     195,670      328,559          --        81,358
   Net income..........................     $ 62,911                                                           62,911
                                            ========
   Cash dividends on preferred stock...                                                                       (16,133)
   Cash dividends on common stock......                                                                       (14,700)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.............                 39,133,887     195,670      328,559          --       113,436
   Net income..........................     $ 13,337                                                           13,337
   Minimum liability for unfunded
     retirement benefits, net of
     $(15,042,000) of income taxes.....      (21,115)                                           (21,115)
                                            --------
   Comprehensive loss..................     $ (7,778)
                                            ========
   Equity contribution from parent.....                                             100,000
   Cash dividends on preferred stock...                                                                       (10,057)
   Cash dividends on common stock......                                                                        (5,600)
   Preferred stock redemption premiums.                                                                        (1,299)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.............                 39,133,887    $195,670     $428,559    $(21,115)     $109,817
=====================================================================================================================





                         CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                      Not Subject to
                                                  Mandatory Redemption
                                                  --------------------
                                                  of Shares    Value
                                                  ---------    -----
                                                 (Dollars in thousands)


                  Balance, January 1, 2000.....  5,700,000    $210,000
                  ----------------------------------------------------
                  Balance, December 31, 2000...  5,700,000     210,000
                  ----------------------------------------------------
                  Balance, December 31, 2001...  5,700,000     210,000
                  ----------------------------------------------------
                    Redemptions
                     $8.32  Series.............   (100,000)    (10,000)
                     $7.76  Series.............   (150,000)    (15,000)
                     $7.80  Series.............   (150,000)    (15,000)
                     $10.00 Series ............   (190,000)    (19,000)
                     $2.21  Series............. (1,000,000)    (25,000)
                  ----------------------------------------------------
                  Balance, December 31, 2002...  4,110,000    $126,000
                  ====================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                     THE TOLEDO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                             2002           2001           2000
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income.........................................................       $  13,337      $  62,911       $ 137,233
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization...................          93,482        130,196         104,914
     Nuclear fuel and lease amortization...........................          11,866         22,222          23,881
     Deferred income taxes, net....................................          (5,868)        11,897          20,376
     Investment tax credits, net...................................          (1,851)        (3,832)         (1,827)
     Receivables...................................................          13,564         (9,837)         (6,671)
     Materials and supplies........................................          (5,582)         8,336           4,093
     Accounts payable..............................................          42,501         19,744          13,997
     Other (Note 7)................................................          (5,911)       (51,781)        (38,180)
                                                                          ---------      ---------       ---------
       Net cash provided from operating activities.................         155,538        189,856         257,816
                                                                          ---------      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
     Long-term debt................................................          19,580             --          96,405
     Short-term borrowings, net....................................         132,445             --           8,060
     Equity contributions from parent..............................         100,000             --              --
Redemptions and Repayments-
     Preferred stock...............................................         (85,299)            --              --
     Long-term debt................................................        (180,368)       (42,265)       (200,633)
     Short-term borrowings, net....................................              --        (24,728)             --
Dividend Payments-
     Common stock..................................................          (5,600)       (14,700)        (67,100)
     Preferred stock...............................................         (10,057)       (16,135)        (16,247)
                                                                          ---------      ---------       ---------
       Net cash provided from (used for) financing activities......         (29,299)       (97,828)       (179,515)
                                                                          ---------      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.................................................        (105,510)      (112,451)        (92,860)
Loans to associated companies......................................              --       (123,438)        (63,838)
Loan payments from associated companies............................           5,838         25,185              --
Capital trust investments..........................................          21,168         17,705          15,618
Sale of assets to associated companies.............................              --        123,438          81,014
Other .............................................................         (27,349)       (23,550)        (17,162)
                                                                          ---------      ---------       ---------
       Net cash provided from (used for) investing activities......        (105,853)       (93,111)        (77,228)
                                                                          ---------      ---------       ---------
Net increase (decrease) in cash and cash equivalents...............          20,386         (1,083)          1,073
Cash and cash equivalents at beginning of year.....................             302          1,385             312
                                                                          ---------      ---------       ---------
Cash and cash equivalents at end of year...........................       $  20,688      $     302       $   1,385
                                                                          =========      =========       =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
   Interest (net of amounts capitalized)...........................       $  61,498      $  63,159       $  71,009
                                                                          =========      =========       =========
   Income taxes....................................................       $   3,561      $  33,210       $  65,553
                                                                          =========      =========       =========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                     THE TOLEDO EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES



For the Years Ended December 31,                                             2002            2001           2000
------------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)
GENERAL TAXES:
Real and personal property.........................................       $ 22,737      $ 23,624        $ 46,302
Ohio kilowatt-hour excise*.........................................         28,046        19,576              --
State gross receipts*..............................................             --        12,789          36,813
Social security and unemployment...................................          1,684         1,128           7,220
Other..............................................................            756           693             502
                                                                          --------      --------        --------
       Total general taxes.........................................       $ 53,223      $ 57,810        $ 90,837
                                                                          ========      ========        ========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.........................................................       $  9,669      $ 25,640        $ 56,631
   State...........................................................          2,957         5,937           1,811
                                                                          --------      --------        --------
                                                                            12,626        31,577          58,442
                                                                          --------      --------        --------
Deferred, net-
   Federal.........................................................         (5,312)       11,736          20,865
   State...........................................................           (556)          161            (489)
                                                                          --------      --------        --------
                                                                            (5,868)       11,897          20,376
                                                                          --------      --------        --------
Investment tax credit amortization.................................         (1,851)       (3,832)         (1,827)
                                                                          --------      --------        --------
       Total provision for income taxes............................       $  4,907      $ 39,642        $ 76,991
                                                                          ========      ========        ========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...................................................       $ (2,745)     $ 31,193        $ 72,394
Other income.......................................................          7,652         8,449           4,597
                                                                          --------      --------        --------
       Total provision for income taxes............................       $  4,907      $ 39,642        $ 76,991
                                                                          ========      ========        ========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes......................       $ 18,244      $102,553        $214,224
                                                                          ========      ========        ========
Federal income tax expense at statutory rate.......................       $  6,385      $ 35,894        $ 74,978
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit...........          1,561         3,964             859
   Amortization of investment tax credits..........................         (1,851)       (3,832)         (1,827)
   Amortization of tax regulatory assets...........................         (1,969)       (2,367)         (1,737)
   Amortization of goodwill........................................             --         4,351           4,334
   Other, net......................................................            781         1,632             384
                                                                          --------      --------        --------
       Total provision for income taxes............................       $  4,907      $ 39,642        $ 76,991
                                                                          ========      ========        ========

ACCUMULATED DEFERRED INCOME TAXES
AT DECEMBER 31:
Property basis differences.........................................       $177,262      $171,976        $163,537
Competitive transition charge......................................        121,392       135,462          70,264
Unamortized investment tax credits.................................        (11,414)      (12,184)        (16,689)
Unused alternative minimum tax credits.............................             --            --          (5,100)
Deferred gain for asset sale to affiliated company.................         14,186        16,305          15,330
Other comprehensive income.........................................        (15,042)           --              --
Other (Note 7).....................................................        (63,297)      (98,414)        (30,398)
                                                                          --------      --------        --------
   Net deferred income tax liability...............................       $223,087      $213,145        $196,944
                                                                          ========      ========        ========



* Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with the financing transactions related to the Bruce Mansfield Plant sale and leaseback (see Note 2). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy holds directly all of the issued and outstanding common shares of its principal electric utility operating subsidiaries, including, the Company, CEI, Ohio Edison Company (OE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). JCP&L, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc. which merged with FirstEnergy on November 7, 2001.

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

     (A) CONSOLIDATION-

           The Company consolidates all majority-owned subsidiaries, after eliminating the effects of intercompany transactions. Non-majority owned investments, including investments in limited liability companies, partnerships and joint ventures, are accounted for under the equity method when the Company is able to influence their financial or operating policies. Investments in corporations resulting in voting control of 20% or more are presumed to be equity method investments. Limited partnerships are evaluated in accordance with SEC Staff D-46, "Accounting for Limited Partnership Investments" and American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 78-9, "Accounting for Investments in Real Estate Ventures," which specify a 3 to 5 percent threshold for the presumption of influence. For all remaining investments (excluding those within the scope of SFAS 115, the Company applies the cost method.

     (B) REVENUES-

           The Company's principal business is providing electric service to customers in northwestern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2002 or 2001, with respect to any particular segment of the Company's customers.

           The Company and CEI sell substantially all of their retail customers' receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust (a SFAS 140 "qualified special purpose entity") under an asset-backed securitization agreement. Transfers are made in return for an interest in the trust (41% as of December 31, 2002), which is stated at fair value, reflecting adjustments for anticipated credit losses. The average collection period for billed receivables is 28 days. Given the short collection period after billing, the fair value of CFC's interest in the trust approximates the stated value of its retained interest in underlying receivables after adjusting for anticipated credit losses. Accordingly, subsequent measurements of the retained interest under SFAS 115 (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected the Company's retained interest in the pool of receivables through the trust. Of the $272 million sold to the trust and outstanding as of December 31, 2002, FirstEnergy had a retained interest in $111 million of the receivables included as other receivables on the Consolidated Balance Sheets. Accordingly, receivables recorded on the Consolidated Balance Sheets were reduced by approximately $161 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2002, totaled approximately $2.2 billion. The Company processed receivables for the trust and received servicing fees of approximately $1.3 million in 2002. Expenses associated with the factoring discount related to the sale of receivables were $4.7 million in 2002.

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

           In July 2000, the PUCO approved FirstEnergy's transition plan for the Company, OE and CEI as modified by a settlement agreement with major parties to the transition plan. The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" to the Company's nonnuclear generation business was discontinued with the issuance of the PUCO transition plan order, as described further below. Major provisions of the settlement agreement consisted of approval of recovery of generation-related transition costs as filed of $0.8 billion net of deferred income taxes and transition costs related to regulatory assets as filed of $0.5 billion net of deferred income taxes, with recovery through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The generation-related transition costs include $0.3 billion of impaired generating assets recognized as regulatory assets as described further below, $1.0 billion, net of deferred income taxes, of above market operating lease costs and $0.3 billion, net of deferred income taxes, of additional plant costs that were reflected on the Company's regulatory financial statements.

           Also as part of the settlement agreement, FirstEnergy is giving preferred access over its subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts (MW) of generation capacity through 2005 at established prices for sales to the Company's retail customers. Customer prices are frozen through the five-year market development period except for certain limited statutory exceptions, including the 5% reduction referred to above. In February 2003, the Company was authorized increases in annual revenues aggregating approximately $5 million to recover its higher tax costs resulting from the Ohio deregulation legislation.

           The Company's customers choosing alternative suppliers receive an additional incentive applied to the shopping credit (generation component) of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive is deferred for future recovery from customers - recovery will be accomplished by extending the transition cost recovery period. If the customer shopping goals established in the agreement had not been achieved by the end of 2005, the transition cost recovery period could have been shortened for the Company to reduce recovery by as much as $80 million. The Company has achieved its required 20% customer shopping goals in 2002. Accordingly, the Company believes that there will be no regulatory action reducing the recoverable transition costs.

           The application of SFAS 71 has been discontinued with respect to the Company's generation operations. The SEC issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, were $559 million as of December 31, 2002.

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

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.9% in 2002, 3.5% in 2001 and 3.4% in 2000.

           Annual depreciation expense includes approximately $28.5 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units (Beaver Valley Unit 2, Davis-Besse Unit 1 and Perry Unit 1). The Company's share of the future obligation to decommission these units is approximately $475 million in current dollars and (using a 4.0% escalation rate) approximately $1.0 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $192 million for decommissioning through its electric rates from customers through December 31, 2002. The Company has also recognized an estimated liability of approximately $4.8 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

           The Company has identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143, asset retirement costs of $123 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $15 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets". No impairment was indicated.

           The asset retirement liability at the date of adoption will be $172 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $181 million, including unrealized gains on decommissioning trust funds of $2 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

           The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $115 million increase to income ($67 million net of tax). The $2 million of unrealized gains ($1 million net of tax) included in the decommissioning liability balances as of December 31, 2002 was offset against as other comprehensive income (OCI) upon adoption of SFAS 143.

           The FASB approved SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. Under SFAS 142, amortization of existing goodwill ceased January 1, 2002. Instead, goodwill is tested for impairment at least on an annual basis - based on the results of the transition analysis and the 2002 annual analysis, no impairment of the Company's goodwill is required. As described above under "Regulatory Plan" the Company recovers transition costs that represent a significant source of cash. The Company is unable to predict how completion of transition cost recovery will affect future goodwill impairment analyses. Prior to the adoption of SFAS 142, the Company amortized about $12.4 million of goodwill annually. The goodwill balance as of December 31, 2002 and 2001 was $446 million.

           The following table shows what net income would have been if goodwill amortization had been excluded from prior periods:

                                            2002          2001          2000
                                            ----          ----          ----
                                                      (In thousands)

Reported net income...................     $13,337        $62,911      $137,233
Add back goodwill amortization........          --         12,432        12,384
                                           -------        -------      --------
Adjusted net income...................     $13,337        $75,343      $149,617
                                           =======        =======      ========


     (E) COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with CEI and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2002 include the following:



                                    Utility          Accumulated         Construction     Ownership/
                                     Plant           Provision for         Work in        Leasehold
 Generating Units                  in Service        Depreciation          Progress        Interest
----------------------------------------------------------------------------------------------------
                                                            (In millions)
 Bruce Mansfield
   Units 2 and 3...............      $ 46.0            $ 16.9                $21.0          18.61%
 Beaver Valley Unit 2..........         3.2               0.2                  8.8          19.91%
 Davis-Besse...................       222.6              48.9                 54.4          48.62%
 Perry.........................       338.7              59.9                  3.6          19.91%
 ---------------------------------------------------------------------------------------------------
   Total.......................      $610.5            $125.9                $87.8
 ====================================================================================================




           The Bruce Mansfield Plant and Beaver Valley Unit 2 are being leased through sale and leaseback transactions (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

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

           If FirstEnergy had accounted for employee stock options under the fair value method, a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:


                                     2002           2001             2000
----------------------------------------------------------------------------
 Valuation assumptions:
   Expected option term (years)...    8.1            8.3               7.6
   Expected volatility............   23.31%         23.45%            21.77%
   Expected dividend yield........    4.36%          5.00%             6.68%
   Risk-free interest rate........    4.60%          4.67%             5.28%
 Fair value per option............   $6.45          $4.97             $2.86
 ---------------------------------------------------------------------------


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

          As a result of the reduced market value of FirstEnergy's pension plan assets, it was required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. FirstEnergy's accumulated benefit obligation of $3.438 billion exceeded the fair value of plan assets ($2,889 billion) resulting in a minimum pension liability of $548.6 million. FirstEnergy eliminated its prepaid pension asset of $286.9 million (Company -$18.7 million) and established a minimum liability of $548.6 million (Company - $25.0 million), recording an intangible asset of $78.5 million (Company - $7.6 million) and reducing OCI by $444.2 million (Company - $21.1 million) (recording a related deferred tax asset of $312.8 million (Company - $15.0 million)). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002, increased due to the lower discount rate and asset returns assumed as of December 31, 2002.

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:



                                                                                Other
                                                Pension Benefits        Postretirement Benefits
                                                ----------------        -----------------------
                                                2002        2001           2002       2001
  ----------------------------------------------------------------------------------------------
                                                               (In millions)
  Change in benefit obligation:
  Benefit obligation as of January 1 .......  $3,547.9    $1,506.1      $1,581.6    $   752.0
  Service cost .............................      58.8        34.9          28.5         18.3
  Interest cost ............................     249.3       133.3         113.6         64.4
  Plan amendments ..........................      --           3.6        (121.1)        --
  Actuarial loss ...........................     268.0       123.1         440.4         73.3
  Voluntary early retirement program .......      --          --            --            2.3
  GPU acquisition ..........................     (11.8)    1,878.3         110.0        716.9
  Benefits paid ............................    (245.8)     (131.4)        (83.0)       (45.6)
  -------------------------------------------------------------------------------------------
  Benefit obligation as of December 31 .....   3,866.4     3,547.9       2,070.0      1,581.6
  -------------------------------------------------------------------------------------------

  Change in fair value of plan assets:
  Fair value of plan assets as of
   January 1 ...............................   3,483.7     1,706.0         535.0         23.0
  Actual return on plan assets .............    (348.9)        8.1         (57.1)        12.7
  Company contribution .....................      --          --            37.9         43.3
  GPU acquisition ..........................      --       1,901.0          --          462.0
  Benefits paid ............................    (245.8)     (131.4)        (42.5)        (6.0)
  -------------------------------------------------------------------------------------------
  Fair value of plan assets as of
   December 31 .............................   2,889.0     3,483.7         473.3        535.0
  -------------------------------------------------------------------------------------------

  Funded status of plan ....................    (977.4)      (64.2)     (1,596.7)    (1,046.6)
  Unrecognized actuarial loss ..............   1,185.8       222.8         751.6        212.8
  Unrecognized prior service cost ..........      78.5        87.9        (106.8)        17.7
  Unrecognized net transition obligation ...      --          --            92.4        101.6
  -------------------------------------------------------------------------------------------
  Net amount recognized ....................  $  286.9    $  246.5      $ (859.5)   $  (714.5)
  ===========================================================================================
  Consolidated Balance Sheets
   classification:
  Prepaid (accrued) benefit cost ...........  $ (548.6)   $  246.5      $ (859.5)   $  (714.5)
  Intangible asset .........................      78.5        --            --           --
  Accumulated other comprehensive loss .....     757.0        --            --           --
  -------------------------------------------------------------------------------------------
  Net amount recognized ....................  $  286.9    $  246.5      $ (859.5)   $  (714.5)
  ===========================================================================================
  Company's share of net amount
   recognized ..............................  $   18.8    $    1.6      $  (56.2)   $  (119.1)
  ============================================================================================
  Assumptions used as of December 31:
  Discount rate.............................      6.75%       7.25%         6.75%        7.25%
  Expected long-term return on plan assets .      9.00%      10.25%         9.00%       10.25%
  Rate of compensation increase.............      3.50%       4.00%         3.50%        4.00%



           FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2002 were computed as follows:


                                                                                           Other
                                                     Pension Benefits             Postretirement Benefits
                                                 ------------------------         ------------------------
                                                 2002      2001      2000         2002      2001     2000
     -----------------------------------------------------------------------------------------------------
                                                                       (In millions)

     Service cost ..........................   $  58.8   $  34.9   $  27.4       $ 28.5     $18.3    $11.3
     Interest cost .........................     249.3     133.3     104.8        113.6      64.4     45.7
     Expected return on plan assets ........    (346.1)   (204.8)   (181.0)       (51.7)     (9.9)    (0.5)
     Amortization of transition obligation
      (asset) ..............................      --        (2.1)     (7.9)         9.2       9.2      9.2
     Amortization of prior service cost ....       9.3       8.8       5.7          3.2       3.2      3.2
     Recognized net actuarial loss (gain) ..      --        --        (9.1)        11.2       4.9     --
     Voluntary early retirement program ....      --         6.1      17.2         --         2.3     --
     -----------------------------------------------------------------------------------------------------
     Net periodic benefit cost (income) ....   $ (28.7)  $(23.8)   $ (42.9)      $114.0     $92.4    $68.9
     =====================================================================================================
     Company's share of net benefit cost....   $   0.7   $ (0.7)   $ (12.7)      $  4.4     $ 3.5    $15.1
     -----------------------------------------------------------------------------------------------------





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

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily CEI, OE, Penn, ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company (FECO). The Ohio transition plan, as discussed in the "Regulatory Plans" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Company, CEI, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Company's transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:



                                        2002         2001         2000
-------------------------------------------------------------------------
                                                  (In millions)
Operating Revenues:
PSA revenues with FES...............    $128.2       $180.9        $ --
Generating units rent with FES......      14.0         14.0          --
Electric sales to CEI...............     104.0         97.0         106.8
Ground lease with ATSI..............       1.7          1.7           1.9

Operating Expenses:
Purchased power under PSA...........     319.0        388.0          --
Transmission expenses (including
   ATSI rent).......................      22.5         17.0           9.4
FirstEnergy support services........      26.2         23.8          36.0

Other Income:
Interest income from ATSI...........       3.0          3.0           1.0
Interest income from FES............       9.7          9.7          --
-------------------------------------------------------------------------


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

           The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $104.0 million, $97.0 million and $104.0 million in 2002, 2001 and 2000, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

     (K) SUPPLEMENTAL CASH FLOWS INFORMATION-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. As of December 31, 2002, cash and cash equivalents included $30 million used to redeem long-term debt in January 2003. Noncash financing and investing activities included capital lease transactions amounting to $1.0 million and $36.1 million in 2001 and 2000, respectively. There were no capital lease transactions in 2002.

           All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:



                                                                 2002                          2001
----------------------------------------------------------------------------------------------------------
                                                          Carrying     Fair             Carrying      Fair
                                                            Value     Value              Value       Value
----------------------------------------------------------------------------------------------------------
                                                                           (In millions)
Long-term debt.......................................       $730       $772               $889        $937
Investments other than cash and cash equivalents:
   Debt securities
   - Maturity (5-10 years)...........................       $123       $127               $123        $127
   - Maturity (more than 10 years)...................        278        303                299         296
   Equity securities.................................          2          2                  2           2
   All other.........................................        175        175                157         157
----------------------------------------------------------------------------------------------------------
                                                            $578       $607               $581        $582
==========================================================================================================





           The fair value of long-term debt reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of the Company, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "All other" in the table above) consist of equity securities, government bonds and corporate bonds. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. In conjunction with the adoption of SFAS 143 on January 1, 2003, unrealized gains or losses were reclassified to OCI in accordance with SFAS 115. Realized gains (losses) are recognized as additions (reductions) to trust asset balances. For the year 2002, net realized losses were approximately $5.0 million and interest and dividend income totaled approximately $5.9 million.

     (L) REGULATORY ASSETS-

           The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations. The Company recognized incremental transition cost recovery aggregating $24 million in 2002 and $37 million in 2001 in accordance with the current Ohio transition plan.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                      2002         2001
-------------------------------------------------------------------------
                                                         (In millions)
Regulatory transition costs......................     $396.5       $394.7
Loss on reacquired debt..........................        3.0          3.2
Other............................................       (6.9)        (9.1)
--------------------------------------------------------------------------
       Total.....................................     $392.6       $388.8
=========================================================================


2.   LEASES:

           The Company leases certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

           The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and CEI continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or any renewal term at a price equal to the fair market value of the facilities.

           As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2002 were approximately $0.2 billion, net of trust cash receipts.)

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2002 are summarized as follows:

                                      2002           2001            2000
----------------------------------------------------------------------------
                                                 (In millions)
 Operating leases
   Interest element...............    $ 52.6        $ 55.7          $ 58.7
   Other..........................      58.6          52.4            46.2
 Capital leases
   Interest element...............      --             2.5             3.9
   Other..........................       0.3          14.1            24.1
--------------------------------------------------------------------------
   Total rentals..................    $111.5        $124.7          $132.9
==========================================================================


           The future minimum lease payments as of December 31, 2002 are:


                                               Operating Leases
                                      -----------------------------------
                                        Lease       Capital
                                      Payments       Trust           Net
-------------------------------------------------------------------------
                                                 (In millions)
 2003.............................    $   111.7      $  36.6    $     75.1
 2004.............................         97.9         24.6          73.3
 2005.............................        104.8         25.3          79.5
 2006.............................        107.8         26.0          81.8
 2007.............................         99.2         22.6          76.6
 Years thereafter.................        908.7        228.2         680.5
 -------------------------------------------------------------------------
 Total minimum lease payments.....     $1,430.1       $363.3      $1,066.8
                                       ========       ======      ========


           The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997.

The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport Capital Trust arrangement effectively reduces lease costs related to that transaction.

3.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           The Company has a provision in its mortgage that requires common stock dividends to be paid out of its total balance of retained earnings.

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

           Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                            2002        2001         2000
--------------------------------------------------------------------------

  Restricted common shares granted ......  36,922     133,162     208,400
  Weighted average market price .........  $36.04      $35.68      $26.63
  Weighted average vesting period
   (years) ..............................     3.2         3.7         3.8
  Dividends restricted ..................   Yes          *            Yes
---------------------------------------------------------------------------
   * FE Plan dividends are paid as restricted stock on 4,500 shares; MYR Plan dividends are paid as unrestricted cash on 128,662 shares


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

           Stock option activities under the FE Programs for the past three years were as follows:

                                           Number of      Weighted Average
      Stock Option Activities                Options          Exercise Price
------------------------------------------------------------------------------
 Balance, January 1, 2000 .............    2,153,369            $25.32
 (159,755 options exercisable) ........                          24.87

   Options granted ....................    3,011,584             23.24
   Options exercised ..................       90,491             26.00
   Options forfeited ..................       52,600             22.20
 Balance,  December 31, 2000 ..........    5,021,862             24.09
 (473,314 options exercisable) ........                          24.11

   Options granted ....................    4,240,273             28.11
   Options exercised ..................      694,403             24.24
   Options forfeited ..................      120,044             28.07
 Balance, December 31, 2001 ...........    8,447,688             26.04
 (1,828,341 options exercisable) ......                          24.83

   Options granted ....................    3,399,579             34.48
   Options exercised ..................    1,018,852             23.56
   Options forfeited ..................      392,929             28.19
 Balance,  December 31, 2002 ..........   10,435,486             28.95
 (1,400,206 options exercisable) ......                          26.07


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

     (C) PREFERRED AND PREFERENCE STOCK-

           Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

           The preferred dividend rates on the Company's Series A and Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rates for both issues averaged 7% in 2002.

           The Company has five million authorized and unissued shares of $25 par value preference stock.

     (D) LONG-TERM DEBT-

           The Company has a first mortgage indenture under which it issues from time to time first mortgage bonds, secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exists cross-default provisions among financing arrangements of FirstEnergy and the Company.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:


                                    (In millions)
     --------------------------------------------
     2003................................. $189.4
     2004.................................  268.7
     2005.................................   31.6
     2006.................................   --
     2007.................................   30.0
     --------------------------------------------


           Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. These amounts are $73 million, $54 million and $32 million in 2003, 2004 and 2005, respectively, which represents the next date at which the debt holders may exercise this provision.

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68.0 million and a noncancelable municipal bond insurance policy of $51.1 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit or policy, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.00% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

           The Company and CEI have unsecured letters of credit of approximately $215.9 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and CEI are jointly and severally liable for the letters of credit (see Note 2).

     (E) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy. As of December 31, 2002, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $21.1 million.

4.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2002, the Company had total short-term borrowings of $149.7 million from its affiliates. The average interest rate on short-term borrowings outstanding as of December 31, 2002 and 2001, were 1.8% and 3.6%, respectively.

5.   COMMITMENTS AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $169 million for property additions and improvements from 2003-2007, of which approximately $54 million is applicable to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $34 million, of which approximately $12 million applies to 2003. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $40 million and $19 million, respectively, as the nuclear fuel is consumed.

     (B) NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77.9 million per incident but not more than $8.8 million in any one year for each incident.

           The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $263.4 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $14.6 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

           As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

           The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has total accrued liabilities aggregating approximately $0.2 million as of December 31, 2002.

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

     (D) OTHER LEGAL PROCEEDINGS-

           Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to the Company are described above.

6.   SALE OF GENERATING ASSETS:

           In November 2001, FirstEnergy reached an agreement to sell four coal-fired power plants totaling 2,535 MW to NRG Energy Inc. The proposed sale had included the 648 MW Bay Shore Plant owned by the Company. On August 8, 2002, FirstEnergy notified NRG that it was canceling the agreement because NRG stated that it could not complete the transaction under the original terms of the agreement. FirstEnergy also notified NRG that FirstEnergy reserves the right to pursue legal action against NRG, its affiliate and its parent, Xcel Energy, for damages, based on the anticipatory breach of the agreement. On February 25, 2003, the U.S. Bankruptcy Court in Minnesota approved FirstEnergy's request for arbitration against NRG.

           In December 2002, FirstEnergy decided to retain ownership of these plants after reviewing other bids it subsequently received from other parties who had expressed interest in purchasing the plants. Since FirstEnergy did not execute a sales agreement by year-end, the Company reflected approximately $13 million ($8 million net of tax) of previously unrecognized depreciation and other transaction costs in the fourth quarter of 2002 related to these plants from November 2001 through December 2002 on its Consolidated Statement of Income.

7.   OTHER INFORMATION:

          The following represents the financial data which includes supplemental unaudited prior years' information as compared to consolidated financial statements and notes previously reported in 2001 and 2000:

(A)  Consolidated Statements of Cash Flows

                                                  2002       2001       2000
                                                  ----       ----       ----
                                                          (In Thousands)
Other Cash Flows from Operating Activities:
Accrued taxes...............................   $ (4,881)   $(17,671)  $    223
Accrued interest............................     (3,541)        (28)    (2,015)
Prepayments and other.......................     11,125      12,571     (1,220)
All other...................................     (8,614)    (46,653)   (34,722)
                                               --------    --------   --------
  Other cash used for operating activities..   $ (5,911)   $(51,781)  $(38,180)
                                               ========    ========   ========


(B)  Consolidated Statements of Taxes

                                                 2002        2001       2000
                                                 ----        ----       ----
                                                          (In Thousands)
Other Accumulated Deferred Income Taxes
  at December 31:
Retirement Benefits.........................   $ (9,768)   $(35,126)  $(28,656)
All other...................................    (53,529)    (63,288)    (1,742)
                                               --------    --------   --------
  Total-Other...............................   $(63,297)   $(98,414)  $(30,398)
                                               ========    ========   ========


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

          We currently have transactions with entities which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. The Company currently consolidates the majority of these entities and believes it will continue to consolidate following the adoption of FIN 46. One of these entities it is currently consolidating is the Shippingport Capital Trust which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of its interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and 0.34 percent equity interest by Toledo Edison Capital Corp., a majority owned subsidiary.

9. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2002 and 2001.


                                                 March 31,      June 30,      September 30,      December 31,
Three Months Ended                                 2002          2002              2002             2002
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $244.1         $250.3           $269.9           $223.3
Operating Expenses and Taxes................       234.5          216.2            244.8            236.9
-------------------------------------------------------------------------------------------------------------
Operating Income (Loss).....................         9.6           34.1             25.1            (13.6)
Other Income (Expense)......................         4.4            3.7              4.0              1.1
Net Interest Charges........................        14.7           14.8             14.5             11.2
-------------------------------------------------------------------------------------------------------------
Net Income (Loss)...........................      $ (0.7)        $ 23.0           $ 14.6           $(23.7)
=============================================================================================================
Earnings (Loss) Applicable to Common Stock..      $  5.4         $ 20.8           $ 12.4           $(25.8)
=============================================================================================================



                                                 March 31,      June 30,      September 30,      December 31,
Three Months Ended                                 2001          2001              2001             2001
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $271.6         $263.0           $306.5           $253.8
Operating Expenses and Taxes................       243.3          229.6            278.9            237.6
-------------------------------------------------------------------------------------------------------------
Operating Income............................        28.3           33.4             27.6             16.2
Other Income................................         3.8            2.2              3.9              5.7
Net Interest Charges........................        15.9           12.6             15.1             14.6
-------------------------------------------------------------------------------------------------------------
Net Income..................................      $ 16.2         $ 23.0           $ 16.4           $  7.3
=============================================================================================================
Earnings on Common Stock....................      $ 12.2         $ 18.9           $ 12.4           $  3.3
=============================================================================================================



Report of Independent Accountants

To the Stockholders and Board of Directors of The Toledo Edison Company:

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Toledo Edison Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of The Toledo Edison Company and subsidiary as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financials statements, before the revisions described in Note 1 to the 2002 consolidated financial statements, in their report dated March 18, 2002.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

As discussed above, the consolidated financial statements of The Toledo Edison Company and subsidiary as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in Note 1 to the consolidated financial statements, revisions have been made to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion the transitional disclosures for 2001 and 2000 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.





PricewaterhouseCoopers LLP

Cleveland, Ohio
February 28, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Toledo Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Toledo Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.