Form 10-K, Exhibit 13
period 2002-12-31
TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2003-03-26
CIK 352049, 20947, 77278, 73960, 1031296, 77227, 65350, 53456

PENNSYLVANIA POWER COMPANY

                       2002 ANNUAL REPORT TO STOCKHOLDERS



          Pennsylvania Power Company (Penn), an electric utility operating company of FirstEnergy Corp. and a wholly owned subsidiary of Ohio Edison Company, provides electric service to approximately 155,000 customers in western Pennsylvania.






Contents                                                                Page
--------                                                                ----

Selected Financial Data.........................................          1
Management's Discussion and Analysis............................         2-10
Statements of Income............................................         11
Balance Sheets..................................................         12
Statements of Capitalization....................................         13
Statements of Common Stockholder's Equity.......................         14
Statements of Preferred Stock...................................         14
Statements of Cash Flows........................................         15
Statements of Taxes.............................................         16
Notes to Financial Statements...................................        17-27
Reports of Independent Accountants..............................        28-29



                                             PENNSYLVANIA POWER COMPANY

                                              SELECTED FINANCIAL DATA


                                                2002            2001            2000          1999            1998
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

Operating Revenues......................       $506,407        $498,401       $383,112     $  329,234        $323,756
                                               ========        ========       ========     ==========        ========

Operating Income........................       $ 60,922        $ 55,178       $ 39,979     $   32,063        $ 58,041
                                               ========        ========       ========     ==========        ========

Income Before Extraordinary Item........       $ 47,717        $ 41,041       $ 22,847     $   12,648        $ 39,748
                                               ========        ========       ========     ==========        ========

Net Income..............................       $ 47,717        $ 41,041       $ 22,847     $   12,648        $  9,226
                                               ========        ========       ========     ==========        ========

Earnings on Common Stock................       $ 44,018        $ 37,338       $ 19,143     $    8,278        $  4,600
                                               ========        ========       ========     ==========        ========

Total Assets............................       $907,748        $960,097       $988,909     $1,015,616        $977,772
                                               ========        ========       ========     ==========        ========

CAPITALIZATION AT DECEMBER 31:
Common Stockholder's Equity.............       $229,374        $223,788       $213,851     $  199,608        $275,281
Preferred Stock-
   Not Subject to Mandatory Redemption..         39,105          39,105         39,105         39,105          50,905
   Subject to Mandatory Redemption......         13,500          14,250         15,000         15,000          15,000
Long-Term Debt..........................        185,499         262,047        270,368        274,821         287,689
                                               --------        --------       --------     ----------        --------
Total Capitalization....................       $467,478        $539,190       $538,324     $  528,534        $628,875
                                               ========        ========       ========     ==========        ========

CAPITALIZATION RATIOS:
Common Stockholder's Equity.............           49.1%           41.5%          39.7%          37.8%           43.8%
Preferred Stock-
   Not Subject to Mandatory Redemption..            8.3             7.3            7.3            7.4             8.1
   Subject to Mandatory Redemption......            2.9             2.6            2.8            2.8             2.4
Long-Term Debt..........................           39.7            48.6           50.2           52.0            45.7
                                                  -----           -----          -----          -----           -----
Total Capitalization....................          100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====          =====          =====           =====

DISTRIBUTION KILOWATT-HOUR DELIVERIES
(Millions):
Residential.............................          1,533           1,391          1,387          1,325           1,278
Commercial..............................          1,268           1,220          1,198          1,105           1,069
Industrial..............................          1,505           1,540          1,665          1,495           1,439
Other...................................              6               6              6              6               6
                                                  -----          ------          -----          -----           -----
Total...................................          4,312           4,157          4,256          3,931           3,792
                                                  =====           =====          =====          =====           =====

CUSTOMERS SERVED:
Residential.............................        136,410         134,956        121,066        117,440         124,304
Commercial..............................         18,397          18,153         16,634         16,307          16,924
Industrial..............................            220             224            177            175             206
Other...................................             85              87             87             87              86
                                                -------         -------        -------        -------         -------
Total...................................        155,112         153,420        137,964        134,009         141,520
                                                =======         =======        =======        =======         =======

NUMBER OF EMPLOYEES.....................            201             256            275            895             888

                                                         1



                           PENNSYLVANIA POWER COMPANY

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

Corporate Separation
--------------------

          In connection with FirstEnergy's Ohio transition plan, FirstEnergy separated its businesses into three distinct units - a competitive services segment, a regulated services segment and a corporate support services segment. Pennsylvania Power Company (Penn) is included in the regulated services segment which continues to deliver power to homes and businesses through its existing distribution system and maintains the "provider of last resort" (PLR) obligation under its rate plan.


          Beginning on January 1, 2001, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, as well as generation from leased fossil generation facilities. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil generating units owned by the EUOC. We are a "full requirements" customer of FES to enable us to meet our PLR responsibilities in our service area.

          The effect on Penn's reported results of operations in 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following table:



    Corporate Restructuring - 2001 Income Statement Effects
    -------------------------------------------------------
    Increase (Decrease)
                                                Corporate
                                                Separation         ATSI             Total
                                                ----------         ----             -----
                                                                (In millions)
    Operating Revenues:
      Power supply agreement with FES........      $151.5         $ --              $151.5
      Generating units rent..................        20.2           --                20.2
      Ground lease with ATSI.................        --             0.6                0.6
    --------------------------------------------------------------------------------------
      Total Operating Revenues Effect........      $171.7         $ 0.6             $172.3
    ======================================================================================
    Operating Expenses and Taxes:
      Fossil fuel costs......................      $(32.6)(a)     $ --              $(32.6)
      Purchased power costs..................       152.7(b)        --               152.7
      Other operating costs..................       (21.1)(a)       4.9 (d)          (16.2)
      Provision for depreciation and
        amortization ........................         --           (2.2)(e)           (2.2)
      General taxes..........................        (2.4)(c)      (0.3)(e)           (2.7)
      Income Taxes...........................        31.1          --                 31.1
    --------------------------------------------------------------------------------------
      Total Operating Expenses Effect........      $127.7         $ 2.4             $130.1
    ======================================================================================
    Other Income.............................      $ --           $ 1.7 (f)         $  1.7
    ======================================================================================



 (a) Transfer of fossil operations to FGCO.
 (b) Purchased power from power supply agreement (PSA).
 (c) Payroll taxes related to employees transferred to FGCO.
 (d) Transmission services received from ATSI.
 (e) Depreciation and property taxes related to transmission assets sold to ATSI.
 (f) Interest on note receivable from ATSI.



Results of Operations
---------------------

          Earnings on common stock in 2002 increased 17.9% to $44.0 million from $37.3 million in 2001. The earnings increase in 2002 primarily resulted from increased operating revenues and lower financing costs, which were partially offset by higher operating expenses and taxes and reduced other income. Excluding the effects shown in the table above, earnings on common stock decreased to $6.6 million in 2001 from 2000, being adversely affected by reduced operating revenues, which were partially offset by lower operating expenses, taxes and net interest charges.

          Operating revenues increased by $8.0 million or 1.6% in 2002 as compared to 2001. The return of customers previously served by alternative generation suppliers contributed to the revenue increase. Retail kilowatt-hour sales increased by 7.8% in 2002 from the prior year, with increases in the residential and commercial sectors contributing to a $15.8 million increase in generation sales revenue. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area decreased to 0.4% in 2002 from 4.1% in 2001. Distribution deliveries increased 3.7% in 2002 as compared to 2001, which increased revenues from electricity throughput by $3.9 million in 2002 from the prior year. The higher distribution deliveries resulted from additional residential and commercial demand due to warmer summer weather that was offset in part by the effect of continued sluggishness in the economy on demand by industrial customers. Sales revenues from wholesale customers decreased by $14.3 million in 2002 compared to 2001, due to a decline in market prices.

          Excluding the effects shown in the table above, operating revenues decreased by $57.0 million or 14.9% in 2001 from 2000. The decrease primarily resulted from a $56.7 million reduction in wholesale revenues (a 93.3% decrease in wholesale kilowatt-hour sales) from the prior year due to the substitution of PSA sales for kilowatt-hour sales to other wholesale customers. Distribution deliveries declined 2.3% in 2001 from 2000 reflecting the influence of a declining national economy on our regional business activity that contributed to lower distribution deliveries to commercial and industrial customers. Partially offsetting the impact of a weaker economy was an increase in retail electric generation revenues reflecting a return of customers previously served by alternative generation suppliers. Retail generation sales increased in all customer categories resulting in an overall 4.8% increase in kilowatt-hour sales in 2001 from the prior year. Electric generation services provided by other suppliers in our service area decreased to 4.1% in 2001 from 10.6% in 2000.


    Changes in KWH Sales                        2002             2001
    -------------------------------------------------------------------
     Increase (Decrease)
    Electric Generation:
      Retail................................     7.8%             4.8%
      Wholesale.............................    12.0%           (93.3)%
    -------------------------------------------------------------------
    Total Electric Generation Sales.........    10.3%           (62.6)%
    ===================================================================
    Distribution Deliveries:
      Residential...........................    10.2%             0.3%
      Commercial and industrial.............     0.5%            (3.6)%
    -------------------------------------------------------------------
    Total Distribution Deliveries...........     3.7%            (2.3)%
    ===================================================================



Operating Expenses and Taxes

           Total operating expenses and taxes increased by $2.3 million in 2002 and by $100.1 million in 2001 from the prior year. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $30.0 million lower than 2000. The following table presents changes from the prior year by expense category excluding the impact of restructuring.


   Operating Expenses and Taxes - Changes            2002         2001
   -------------------------------------------------------------------
    Increase (Decrease)                                (In millions)
   Fuel and purchased power......................   $  6.7       $(12.9)
   Nuclear operating costs.......................    (24.6)         1.9
   Other operating costs.........................      5.4          1.9
   --------------------------------------------------------------------
     Total operation and maintenance expenses....    (12.5)        (9.1)

   Provision for depreciation and amortization...     (0.3)         3.3
   General taxes.................................     10.3         (5.2)
   Income taxes..................................      4.8        (19.0)
   ---------------------------------------------------------------------
     Total operating expenses and taxes..........   $  2.3       $(30.0)
   =====================================================================


          Higher fuel and purchased power costs in 2002 compared with 2001, resulted from a $4.2 million increase in power purchased from FES, reflecting higher kilowatt-hours purchased due to increased kilowatt-hour sales and lower unit prices. Nuclear operating costs decreased $24.6 million, primarily due to one less refueling outage in 2002 compared to 2001. The $5.4 million increase in other operating costs resulted principally from higher employee benefit costs.

          The decrease in fuel and purchased power costs in 2001 compared to 2000, primarily reflects the transfer of fossil operations to FGCO with our power requirements being provided under the PSA. Nuclear operating costs increased slightly in 2001 from the previous year.

          In 2001, depreciation and amortization increased $3.3 million compared with 2000 primarily from the absence in 2001 of an adjustment in 2000 related to decommissioning costs.

          General taxes increased by $10.3 million in 2002 from 2001 as a result of additional property taxes and gross receipt taxes. In 2001, general taxes decreased by $5.2 million in 2001 from 2000 primarily due to a one-time benefit of $3 million resulting from successfully resolving certain pending tax issues and the effect of a reduction to the gross receipts tax rate.

Net Interest Charges

          Net interest charges continued to trend lower, decreasing by $2.2 million in 2002 and by $2.1 million in 2001, compared to the prior year. We continue to redeem and refinance outstanding debt during 2002 - net redemptions and refinancing activities totaled $1.7 million and $14.5 million, respectively, and will result in annualized savings of $523,000.

Capital Resources and Liquidity
-------------------------------

          Through net debt and preferred stock redemptions, we continue to reduce the cost of debt and preferred stock, and improve our financial position in 2002. During 2002, we reduced our total debt by approximately $40.1 million. At the end of 2002, our common equity as a percentage of capitalization stood at 49% compared to 42% at the end of 2001. The higher common equity percentage in 2002 compared to 2001 resulted from net redemptions of preferred stock and long-term debt and the increase in retained earnings.

Changes in Cash Position

          As of December 31, 2002, we had $1.2 million of cash and cash equivalents, compared with $0.1 million as of December 31, 2001. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

          Our net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $105.8 million in 2002 and $93.3 million in 2001. Cash provided from 2002 and 2001 operating activities are as follows:


  Operating Cash Flows                     2002          2001
  -------------------------------------------------------------
                                             (In millions)

  Cash earnings (1)..................     $115.8        $101.6
  Working capital and other..........      (10.0)         (8.3)
  -------------------------------------------------------------

  Total..............................     $105.8         $93.3
  =============================================================

(1) Includes net income, depreciation and amortization, deferred income taxes, investment tax credits and major noncash charges.


Cash Flows From Financing Activities

          In 2002, the net cash used for financing activities of $75.3 million primarily reflects the redemptions of debt and preferred stock shown below. The following table provides details regarding new issues and redemptions during 2002:

  Securities Issued or Redeemed in 2002
  --------------------------------------------------------------
                                                   (In millions)
  New Issues
  ----------
       Pollution Control Notes.....................   $ 14.5

  Redemptions
  -----------
       First Mortgage Bonds........................      1.0
       Pollution Control Notes.....................     14.5
       Capital Fuel Leases.........................     40.7
       Preferred Stock.............................      0.8
       Other, principally redemption premiums......      0.6
  -----------------------------------------------------------
                                                      $ 57.6

          In 2001, net cash flow used for financing activities totaled $50.8 million, primarily due to $51 million of long-term debt redemptions and $31 million of dividend payments.

          We had about $36.5 million of cash and temporary investments and no short-term indebtedness as of December 31, 2002. At the end of 2002, we had the capability to issue $323 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings in 2002 under the earnings coverage test contained in our charter, we could issue $251 million of preferred stock (assuming no additional debt was issued).

Cash Flows From Investing Activities

          Net cash used in investing activities totaled $29.3 million in 2002. The net cash used for investing resulted from loan payments from OE, which were offset in part by an increase in property additions. Expenditures for property additions primarily include expenditures supporting our distribution of electricity.

          In 2001, net cash used in investing activities totaled $45.9 million, principally due to property additions and loans to associated companies, which were offset in part by sales of assets to associated companies.

          Our cash requirements in 2003 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected  to be  met  without  increasing  our  net  debt  and  preferred  stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:



                                                   Less than           1-3             3-5           More than
Contractual Obligations               Total          1 Year           Years           Years           5 Years
---------------------------------------------------------------------------------------------------------------
                                                                  (in millions)
Long-term debt..................      $251             $41             $36             $ 2               $172
Preferred stock (1).............        14               1               2              11                 --
Purchases (2)...................        89              21              17              29                 22
-------------------------------------------------------------------------------------------------------------
   Total........................      $354             $63             $55             $42               $194
=============================================================================================================



(1) Subject to mandatory redemption.
(2) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.


          Our capital spending for the period 2003-2007 is expected to be about $123 million (excluding nuclear fuel) of which approximately $53 million applies to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $42 million, of which about $19 million relates to 2003. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $34 million and $17 million, respectively, as the nuclear fuel is consumed. We had no other material obligations as of December 31, 2002 that have not been recognized on our Balance Sheet.

          On February 22, 2002, Moody's Investor Service changed its credit rating outlook for FirstEnergy from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration its decision on the mechanism for sharing merger savings and reversed the PPUC's decisions regarding rate relief and accounting deferrals rendered in connection with its approval of the GPU merger. On April 4, 2002, Standard & Poor's (S&P) changed its outlook for FirstEnergy's credit ratings from stable to negative citing recent developments including: damage to the Davis-Besse reactor vessel head (the Company has no ownership interest in Davis-Besse), the Pennsylvania Commonwealth Court decision, and deteriorating market conditions for some sales of its remaining non-core assets. On July 31, 2002, Fitch revised its rating outlook for FirstEnergy, negative from stable. The revised outlook reflected the adverse impact of the unplanned Davis-Besse outage, Fitch's judgment about NRG's financial ability to consummate the purchase of four power plants (none owned by the Company) from FirstEnergy and Fitch's expectation of subsequent delays in debt reduction. On August 1, 2002, S&P concluded that while NRG's liquidity position added uncertainty to FirstEnergy's sale of power plants to NRG, its ratings would not be affected. S&P found FirstEnergy's cash flows sufficiently stable to support a continued (although delayed) program of debt and preferred stock redemption. S&P noted that they would continue to closely monitor FirstEnergy's progress on various initiatives. On January 21, 2003, S&P indicated its concern about FirstEnergy's disclosure of noncash charges related to deferred costs in Pennsylvania, pension and other post-retirement benefits, and Emdersa (FirstEnergy's Argentina operations), which were higher than anticipated in the third quarter of 2002. S&P identified the restart of the Davis-Besse nuclear plant "...without significant delay beyond April 2003..." as key to maintaining its current debt ratings. S&P also identified other issues it would continue to monitor including: its deleveraging efforts, free cash generated during 2003, the Jersey Central Power & Light Company rate case, successful hedging of its short power position, and continued capture of projected merger savings. While FirstEnergy anticipates being prepared to restart the Davis-Besse plant in the spring of 2003, the Nuclear Regulatory Commission (NRC) must authorize the unit's restart following a formal inspection process prior to its returning the unit to service. Significant delays in the planned date of Davis-Besse's return to service or other factors (identified above) affecting the speed with which FirstEnergy reduces debt could put additional pressure on Penn's credit ratings.

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



Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-                Fair
                                 2003       2004       2005       2006       2007        after     Total     Value
--------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
--------------------------------------------------------------------------------------------------------------------
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................                          $ 6        $ 1         $ 1        $115       $123      $127
   Average interest rate.....                           7.8%       7.8%        7.8%       5.5%       5.7%
--------------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................     $41        $ 35      $ 1        $ 1         $ 1        $110       $189      $198
   Average interest rate ....      7.6%       6.6%      9.7%       9.7%        9.7%       7.0%       7.1%
Variable rate................                                                            $ 62       $ 62      $ 62
   Average interest rate.....                                                             2.4%       2.4%
Preferred Stock..............     $  1       $  1      $ 1        $ 1         $10                   $ 14      $ 14
   Average dividend rate ....      7.6%        7.6%     7.6%       7.6%        7.6%                  7.6%
-------------------------------------------------------------------------------------------------------------------



Equity Price Risk
-----------------

          Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $38 million and $47 million as of December 31, 2002 and 2001, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $4 million reduction in fair value as of December 31, 2002 (see Note 1 - Supplemental Cash Flows Information).

Outlook
-------

          In 2002, a number of our customers previously electing to be served by alternative energy providers returned to our system for their energy needs. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated.

          As part of our transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of the load in our franchise area. In 2003, the total peak load forecasted for customers electing to stay with us, including the load served by our affiliate is 955 megawatts (MW).

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

Significant Accounting Policies
-------------------------------

          We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. Application of these principles often requires a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are regularly reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting those specific factors. Our more significant accounting policies are described below.

Regulatory Accounting

          We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded -- $157 million as of December 31, 2002. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

          The effect on our SFAS 87 and 106 costs and liabilities from changes in key assumptions are as follows:


Increase in Costs from Adverse Changes in Key Assumptions
-------------------------------------------------------------------------------
Assumption                       Adverse Change      Pension   OPEB    Total
-------------------------------------------------------------------------------
                                                  (In millions)
Discount rate                    Decrease by 0.25%     $0.1    $0.1    $0.2
Long-term return on assets       Decrease by 0.25%      0.1      --     0.1
Health care trend rate           Increase by 1%        na       0.2     0.2

Increase in Minimum Pension Liability
-------------------------------------
Discount rate                    Decrease by 0.25%      2.0     na      2.0
-------------------------------------------------------------------------------


          As a result of the reduced market value of our pension plan assets, we were required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. We eliminated our prepaid pension asset of $8.8 million and established a minimum liability of $11.7 million, recording an intangible asset of $3.6 million and reducing OCI by $9.9 million (recording a related deferred tax benefit of $7.0 million). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002 increased due to the lower discount rate assumed and reduced market value of plan assets as of December 31, 2002. Our non-cash, pre-tax pension and OPEB expense under SFAS 87 and SFAS 106 is expected to increase by $1.1 million and $0.4 million, respectively - a total of $1.5 million in 2003 as compared to 2002.

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

          We have identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143 in January 2003, asset retirement costs of $78 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $9 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS
144. No impairment was indicated. The asset retirement liability at the date of adoption was $121 million. As of December 31, 2002, Penn had recorded decommissioning liabilities of $120 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

          Management expects that substantially all nuclear decommissioning costs for Penn will be recoverable through its regulated rates. Therefore, we recognized a regulatory liability of $69 million upon adoption of SFAS 143 for the transition amounts related to establishing the asset retirement obligations for nuclear decommissioning. The remaining cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities for Penn was a $1.1 million decrease to income ($0.6 million net of tax).

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


                                             PENNSYLVANIA POWER COMPANY

                                                STATEMENTS OF INCOME


For the Years Ended December 31,                                                 2002         2001          2000
-------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)

OPERATING REVENUES (Note 1)...............................................      $506,407     $498,401      $383,112
                                                                                --------     --------      --------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1)......................................       181,968      175,257        68,099
   Nuclear operating costs (Note 1).......................................        90,024      114,623       112,731
   Other operating costs (Note 1).........................................        50,523       45,133        59,389
                                                                                --------     --------      --------
     Total operation and maintenance expenses.............................       322,515      335,013       240,219
   Provision for depreciation and amortization............................        56,763       57,087        55,964
   General taxes..........................................................        24,474       14,214        22,076
   Income taxes...........................................................        41,733       36,909        24,874
                                                                                --------     --------      --------
     Total operating expenses and taxes...................................       445,485      443,223       343,133
                                                                                --------     --------      --------

OPERATING INCOME..........................................................        60,922       55,178        39,979

OTHER INCOME (Note 1).....................................................         1,960        3,185         2,300
                                                                                --------     --------      --------

INCOME BEFORE NET INTEREST CHARGES........................................        62,882       58,363        42,279
                                                                                --------     --------      --------

NET INTEREST CHARGES:
   Interest on long-term debt.............................................        15,521       16,971        18,651
   Interest on nuclear fuel obligations...................................             8          141           364
   Allowance for borrowed funds used during construction..................        (1,509)        (850)       (1,005)
   Other interest expense.................................................         1,145        1,060         1,422
                                                                                --------     --------      --------
     Net interest charges.................................................        15,165       17,322        19,432
                                                                                --------     --------      --------

NET INCOME................................................................        47,717       41,041        22,847

PREFERRED STOCK DIVIDEND REQUIREMENTS.....................................         3,699        3,703         3,704
                                                                                --------     --------      --------

EARNINGS ON COMMON STOCK..................................................      $ 44,018     $ 37,338      $ 19,143
                                                                                ========     ========      ========



The accompanying Notes to Financial Statements are an integral part of these statements.



                                             PENNSYLVANIA POWER COMPANY

                                                   BALANCE SHEETS

As of December 31,                                                                        2002             2001
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                    ASSETS
UTILITY PLANT:
In service........................................................................       $680,729         $664,432
Less-Accumulated provision for depreciation.......................................        316,424          290,216
                                                                                         --------         --------
                                                                                          364,305          374,216
                                                                                         --------         --------
Construction work in progress-
   Electric plant.................................................................         44,696           24,141
   Nuclear fuel...................................................................          8,812            2,921
                                                                                         --------         --------
                                                                                           53,508           27,062
                                                                                         --------         --------
                                                                                          417,813          401,278
                                                                                         --------         --------

OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts (Note 1).....................................        119,401          116,634
Long-term notes receivable from associated companies..............................         38,921           39,290
Other (Note 1H)...................................................................          2,569           21,597
                                                                                         --------         --------
                                                                                          160,891          177,521
                                                                                         --------         --------

CURRENT ASSETS:
Cash and cash equivalents.........................................................          1,222               67
Notes receivable from associated companies........................................         35,317           54,411
Receivables-
   Customers (less accumulated provisions of $702,000 and $619,000,
     respectively, for uncollectible accounts)....................................         44,341           40,890
   Associated companies...........................................................         42,652           36,491
   Other..........................................................................          5,262            4,787
Materials and supplies, at average cost...........................................         30,309           25,598
Prepayments.......................................................................          5,346            5,682
                                                                                         --------         --------
                                                                                          164,449          167,926
                                                                                         --------         --------

DEFERRED CHARGES:
Regulatory assets.................................................................        156,903          208,838
Other.............................................................................          7,692            4,534
                                                                                         --------         --------
                                                                                          164,595          213,372
                                                                                         --------         --------
                                                                                         $907,748         $960,097
                                                                                         ========         ========

                        CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity.......................................................       $229,374         $223,788
Preferred stock-
   Not subject to mandatory redemption............................................         39,105           39,105
   Subject to mandatory redemption................................................         13,500           14,250
Long-term debt-
   Associated companies...........................................................             --           21,064
   Other..........................................................................        185,499          240,983
                                                                                         --------         --------
                                                                                          467,478          539,190
                                                                                         --------         --------
CURRENT LIABILITIES:
Currently payable long-term debt and preferred stock-
   Associated companies...........................................................             --           18,090
   Other..........................................................................         66,556           12,075
Accounts payable-
   Associated companies...........................................................         52,653           50,604
   Other..........................................................................          5,730            1,441
Accrued taxes.....................................................................         12,507           18,853
Accrued interest..................................................................          5,558            5,264
Other.............................................................................         10,479            9,675
                                                                                         --------         --------
                                                                                          153,483          116,002
                                                                                         --------         --------

DEFERRED CREDITS:
Accumulated deferred income taxes.................................................        117,385          136,808
Accumulated deferred investment tax credits.......................................          3,810            4,108
Nuclear plant decommissioning costs...............................................        119,863          117,096
Other.............................................................................         45,729           46,893
                                                                                         --------         --------
                                                                                          286,787          304,905
                                                                                         --------         --------

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5).....................................
                                                                                         --------         --------
                                                                                         $907,748         $960,097
                                                                                         ========         ========


The accompanying Notes to Financial Statements are an integral part of these balance sheets.



                                             PENNSYLVANIA POWER COMPANY

                                            STATEMENTS OF CAPITALIZATION

As of December 31,                                                                             2002       2001
------------------------------------------------------------------------------------------------------------------
                (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding    $188,700   $188,700
   Other paid-in capital................................................................         (310)      (310)
   Accumulated other comprehensive loss (Note 3F).......................................       (9,932)        --
   Retained earnings (Note 3A)..........................................................       50,916     35,398
                                                                                             --------   --------
     Total common stockholder's equity..................................................      229,374    223,788
                                                                                             --------   --------

                                               Number of Shares            Optional
                                                  Outstanding          Redemption Price
                                               ----------------      -------------------
                                               2002        2001      Per Share  Aggregate
                                               ----        ----      ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
   Not Subject to Mandatory Redemption:
     4.24%................................    40,000      40,000     $103.13    $  4,125        4,000      4,000
     4.25%................................    41,049      41,049      105.00       4,310        4,105      4,105
     4.64%................................    60,000      60,000      102.98       6,179        6,000      6,000
     7.75%................................   250,000     250,000          --          --       25,000     25,000
                                             -------     -------                 -------      -------   --------
       Total not subject to mandatory
         redemption.......................   391,049     391,049                 $14,614       39,105     39,105
                                             =======     =======                 =======      -------   --------

   Subject to Mandatory Redemption (Note 3D):
     7.625%...............................   142,500     150,000      103.81     $14,793       14,250     15,000
   Redemption Within One Year.............                                                       (750)      (750)
                                             -------     -------                 -------      -------   --------
       Total subject to mandatory
         redemption                          142,500     150,000                 $14,793       13,500     14,250
                                             =======     =======                 =======      -------   --------

LONG-TERM DEBT (Note 3E):
   First mortgage bonds-
     9.740% due 2003-2019...............................................................       16,591     17,565
     7.500% due 2003....................................................................       40,000     40,000
     6.375% due 2004....................................................................       20,500     20,500
     6.625% due 2004....................................................................       14,000     14,000
     8.500% due 2022....................................................................       27,250     27,250
     7.625% due 2023....................................................................        6,500      6,500
                                                                                             --------   --------
       Total first mortgage bonds.......................................................      124,841    125,815
                                                                                             --------   --------

   Secured notes-
     5.400% due 2013....................................................................        1,000      1,000
     5.400% due 2017....................................................................       10,600     10,600
    *1.350% due 2017....................................................................       17,925     17,925
     5.900% due 2018....................................................................       16,800     16,800
    *1.350% due 2021....................................................................       14,482     14,482
     6.150% due 2023....................................................................       12,700     12,700
    *1.600% due 2027....................................................................       10,300     10,300
     6.450% due 2027....................................................................           --     14,500
     5.375% due 2028....................................................................        1,734      1,734
     5.450% due 2028....................................................................        6,950      6,950
     6.000% due 2028....................................................................       14,250     14,250
     5.950% due 2029....................................................................          238        238
                                                                                             --------   ---------
       Total secured notes..............................................................      106,979    121,479
                                                                                             --------   --------

   Unsecured notes-
    *5.900% due 2033....................................................................        5,200      5,200
    *3.850% due 2029....................................................................       14,500         --
                                                                                             --------   --------
       Total unsecured notes............................................................       19,700      5,200
                                                                                             --------   --------

   Other obligations-
     Nuclear fuel.......................................................................           --     39,154
     Capital leases (Note 2)............................................................           32         95
                                                                                             --------   --------
       Total other obligations..........................................................           32     39,249
                                                                                             --------   --------
   Net unamortized discount on debt.....................................................         (247)      (281)
                                                                                             --------   --------
   Long-term debt due within one year...................................................      (65,806)   (29,415)
                                                                                             --------   --------
       Total long-term debt.............................................................      185,499    262,047
                                                                                             --------   --------
TOTAL CAPITALIZATION....................................................................     $467,478   $539,190
                                                                                             ========   ========

* Denotes variable rate issue with December 31, 2002 interest rate shown.

The accompanying Notes to Financial Statements are an integral part of these statements.




                                             PENNSYLVANIA POWER COMPANY

                                     STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                                                          Accumulated
                                                                                Other        Other
                                         Comprehensive     Number      Par     Paid-In    Comprehensive     Retained
                                            Income        of Shares   Value    Capital    Income (Loss)     Earnings
                                         -------------    ---------   -------   -------   -------------     --------
                                                                 (Dollars in thousands)

Balance, January 1, 2000.............                    6,290,000   $188,700   $(310)       $    --        $ 11,218
   Net income........................       $22,847                                                           22,847
                                            =======
   Cash dividends on common stock....                                                                         (4,900)
   Cash dividends on preferred stock.                                                                         (3,704)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000...........                    6,290,000    188,700    (310)            --          25,461
   Net income........................       $41,041                                                           41,041
                                            =======
   Cash dividends on common stock....                                                                        (27,400)
   Cash dividends on preferred stock.                                                                         (3,704)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001...........                    6,290,000    188,700    (310)            --          35,398
   Net income........................      $ 47,717                                                           47,717
   Minimum liability for unfunded retirement
     benefits, net of $(7,045,000) of
     income taxes....................        (9,932)                                          (9,932)
                                           --------
   Comprehensive income..............      $ 37,785
                                           ========
   Cash dividends on preferred stock.                                                                         (3,699)
   Cash dividends on common stock....                                                                        (28,500)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002...........                    6,290,000   $188,700   $(310)       $(9,932)       $ 50,916
====================================================================================================================




                                           STATEMENTS OF PREFERRED STOCK

                                                        Not Subject to                Subject to
                                                    Mandatory Redemption         Mandatory Redemption
                                                    --------------------         --------------------
                                                     Number         Par           Number         Par
                                                    of Shares      Value         of Shares      Value
                                                                 (Dollars in thousands)

             Balance, January 1, 2000..........      391,049       $39,105       150,000        $15,000
             ---------------------------------------------------------------------------------------------
             Balance, December 31, 2000........      391,049        39,105       150,000         15,000
             ---------------------------------------------------------------------------------------------
             Balance, December 31, 2001........      391,049        39,105       150,000         15,000
              Redemptions-
                7.625% Series..................                                   (7,500)          (750)
             ---------------------------------------------------------------------------------------------
             Balance, December 31, 2002........      391,049       $39,105       142,500        $14,250
             =============================================================================================


The accompanying Notes to Financial Statements are an integral part of these statements.



                                             PENNSYLVANIA POWER COMPANY

                                              STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                             2002            2001           2000
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................................................   $   47,717      $  41,041       $  22,847
Adjustments to reconcile net income to net cash from operating activities:
   Provision for depreciation and amortization........................       56,763         57,087          55,964
   Nuclear fuel and lease amortization................................       19,204         17,323          18,248
   Deferred income taxes, net.........................................       (5,337)       (11,055)         (8,620)
   Investment tax credits, net........................................       (2,595)        (2,775)         (3,051)
   Receivables........................................................       (8,434)         8,345          (8,484)
   Materials and supplies.............................................       (4,711)         3,997           2,888
   Accounts payable...................................................        6,338        (11,413)          8,335
   Other .............................................................       (3,183)        (9,265)         (9,651)
                                                                         ----------      ---------       ---------
     Net cash provided from operating activities......................      105,762         93,285          78,476
                                                                         ----------      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
   Long-term debt.....................................................       14,500         31,626              --
Redemptions and Repayments-
   Preferred stock....................................................         (750)            --              --
   Long-term debt.....................................................      (56,837)       (51,351)        (47,796)
Dividend Payments-
   Common stock.......................................................      (28,500)       (27,400)         (4,900)
   Preferred stock....................................................       (3,699)        (3,704)         (3,704)
                                                                         ----------      ---------       ---------
     Net cash provided from (used for) financing activities...........      (75,286)       (50,829)        (56,400)
                                                                         ----------      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions....................................................      (46,060)       (40,529)        (29,856)
Loans to associated companies.........................................           --        (19,175)        (59,421)
Loan payment from parent..............................................       19,120             --              --
Sale of assets to associated companies................................           --          6,053          67,472
Other ................................................................       (2,381)         7,787          (2,466)
                                                                         ----------      ---------       ---------
     Net cash provided from (used for) investing activities...........      (29,321)       (45,864)        (24,271)
                                                                         ----------      ---------       ---------
Net increase (decrease) in cash and cash equivalents..................        1,155         (3,408)         (2,195)
Cash and cash equivalents at beginning of year........................           67          3,475           5,670
                                                                         ----------      ---------       ---------
Cash and cash equivalents at end of year..............................   $    1,222      $      67       $   3,475
                                                                         ==========      =========       =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
   Interest (net of amounts capitalized)..............................   $   13,771      $  19,286       $  18,804
                                                                         ==========      =========       =========
   Income taxes.......................................................   $   60,078      $  53,527       $  39,704
                                                                         ==========      =========       =========



The accompanying Notes to Financial Statements are an integral part of these statements.


                                                        15




                                             PENNSYLVANIA POWER COMPANY

                                                STATEMENTS OF TAXES


For the Years Ended December 31,                                             2002            2001           2000
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)

GENERAL TAXES:
State gross receipts*................................................     $  18,516      $  12,776       $  14,264
Real and personal property...........................................         3,729             59           4,012
State capital stock..................................................         1,357          1,081           1,598
Social security and unemployment.....................................           750            201           2,137
Other................................................................           122             97              65
                                                                          ---------      ---------       ---------
     Total general taxes.............................................     $  24,474      $  14,214       $  22,076
                                                                          =========      =========       =========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal...........................................................     $  38,972      $  40,948       $  26,712
   State.............................................................        12,004         12,803          11,080
                                                                          ---------      ---------      ----------
                                                                             50,976         53,751          37,792
                                                                          ---------      ---------      ----------
Deferred, net-
   Federal...........................................................        (4,144)        (8,304)         (4,273)
   State.............................................................        (1,193)        (2,751)         (4,347)
                                                                          ---------      ---------       ---------
                                                                             (5,337)       (11,055)         (8,620)
                                                                          ---------      ---------       ---------
Investment tax credit amortization...................................        (2,595)        (2,775)         (3,051)
                                                                          ---------      ---------       ---------
     Total provision for income taxes................................     $  43,044      $  39,921       $  26,121
                                                                          =========      =========       =========

INCOME STATEMENT CLASSIFICATION OF PROVISION FOR
INCOME TAXES:
Operating expenses...................................................     $  41,733      $  36,909       $  24,874
Other income.........................................................         1,311          3,012           1,247
                                                                          ---------      ---------       ---------
     Total provision for income taxes................................     $  43,044      $  39,921       $  26,121
                                                                          =========      =========       =========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes........................     $  90,761      $  80,962       $  48,968
                                                                          =========      =========       =========
Federal income tax expense at statutory rate.........................     $  31,766      $  28,337       $  17,139
Increases (reductions) in taxes resulting from:
   State income taxes, net of federal income tax benefit.............         7,027          6,534           4,376
   Amortization of investment tax credits............................        (2,595)        (2,775)         (3,051)
   Amortization of tax regulatory assets.............................         5,967          6,315           6,899
   Other, net........................................................           879          1,510             758
                                                                          ---------      ---------       ---------
     Total provision for income taxes................................     $  43,044      $  39,921       $  26,121
                                                                          =========      =========       =========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge........................................     $  56,172      $  75,686       $  95,497
Property basis differences...........................................        72,488         65,534          64,348
Allowance for equity funds used during construction..................         1,045          2,608           4,163
Customer receivables for future income taxes.........................         4,249          5,640           7,016
Unamortized investment tax credits...................................        (1,578)        (1,702)         (1,823)
Deferred gain for asset sale to affiliated company...................         8,810          9,943           8,925
Other comprehensive income...........................................        (7,045)            --              --
Other ...............................................................       (16,756)       (20,901)        (17,494)
                                                                          ---------      ---------       ---------
     Net deferred income tax liability...............................     $ 117,385      $ 136,808       $ 160,632
                                                                          =========      =========       =========


* Collected from customers through regulated rates and included in revenue on the Statements of Income.

The accompanying Notes to Financial Statements are an integral part of these statements.

                                                        16

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Pennsylvania Power Company (Company), a wholly owned subsidiary of Ohio Edison Company (OE), follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission
(FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     (A)   REVENUES-

          The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2002 or 2001, with respect to any particular segment of the Company's customers.

     (B)   REGULATORY PLAN-

          Pennsylvania enacted its electric utility competition law in 1996 with the phase in of customer choice for electric generation suppliers completed on January 1, 2001. The Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The
Company's rates have been restructured to itemize (unbundle) the current price of electricity into its component elements - including generation, transmission, distribution and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

          In 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The SEC issued interpretive guidance regarding asset impairment measurement concluding that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through the CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The Company is entitled to recover $236 million of stranded costs through the CTC that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) was discontinued were $82 million as of December 31, 2002.

     (C)   UTILITY PLANT AND DEPRECIATION-

          Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

          The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.9% in 2002 and 2001 and 2.6% in 2000.

          Annual depreciation expense includes approximately $1.6 million for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units (Beaver Valley Units 1 and 2 and Perry Unit 1). The Company's share of the future obligation to decommission these units is approximately $354 million in current dollars and (using a 4.0% escalation rate) approximately $695 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $17 million for decommissioning through its electric rates from customers through December 31, 2002. The Company has also recognized an estimated liability of approximately $5.3 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

          The Company has identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143 in January 2003, asset retirement costs of $78 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $9 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets". No impairment was indicated. The asset retirement liability at the date of adoption will be $121 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $120 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

          Management expects that the ultimate nuclear decommissioning costs for the Company will be recovered through its regulated rates. Therefore, the Company recognized a regulatory liability of $69 million upon adoption of SFAS 143 for the transition amounts related to establishing the asset retirement obligations for nuclear decommissioning for the Company. The remaining cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $1.1 million decrease to income ($0.6 million net of tax).

     (D)   COMMON OWNERSHIP OF GENERATING FACILITIES-

          The Company, together with OE and other affiliated companies, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company
(TE), own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 2002 include the following:


                                                  Utility       Accumulated         Construction    Company's
                                                 Plant in       Provision for          Work in      Ownership
               Generating Units                  Service        Depreciation          Progress       Interest
-------------------------------------------------------------------------------------------------------------
                                                                     (In millions)
      W. H. Sammis #7.......................     $ 64.1            $ 24.4              $ --            20.80%
      Bruce Mansfield
        #1, #2 and #3.......................      185.9             114.8                2.7           16.38%
      Beaver Valley #1 and #2...............       52.6              13.7               32.9           39.37%
      Perry #1..............................        3.7               0.9                1.0            5.24%
      -------------------------------------------------------------------------------------------------------
          Total.............................     $306.3            $153.8              $36.6
=============================================================================================================


     (E)  NUCLEAR FUEL-

          OES Fuel, Incorporated, a wholly owned subsidiary of OE, had been the sole lessor for the Company's nuclear fuel requirements. The Company and OE replaced that lease arrangement with direct ownership and nuclear fuel financing by the Company and OE. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

     (F)  STOCK-BASED COMPENSATION-

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

          If FirstEnergy had accounted for employee stock options under the fair value method, a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:


                                        2002           2001            2000
    ----------------------------------------------------------------------------
    Valuation assumptions:
      Expected option term (years)...  8.1            8.3             7.6
      Expected volatility............  23.31%         23.45%          21.77%
      Expected dividend yield........   4.36%          5.00%           6.68%
      Risk-free interest rate........   4.60%          4.67%           5.28%
    Fair value per option............  $6.45          $4.97           $2.86
    ----------------------------------------------------------------------------


          The effects of applying fair value accounting to FirstEnergy's stock options would not be material to the Company's net income.

     (G)  INCOME TAXES-

          Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

     (H)  RETIREMENT BENEFITS-

          FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the FirstEnergy pension plan was merged with the pension plans of GPU, Inc., which merged with FirstEnergy on November 7, 2001. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2002. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds.

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

          As a result of the reduced market value of FirstEnergy's pension plan assets, it was required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. FirstEnergy's accumulated benefit obligation of $3.438 billion exceeded the fair value of plan assets ($2.889 billion) resulting in a minimum pension liability of $548.6 million. FirstEnergy eliminated its prepaid pension asset of $286.9 million (Company - $8.8 million) and established a minimum liability of $548.6 million (Company - $11.7 million), recording an intangible asset of $78.5 million (Company - $3.6 million) and reducing OCI by $444.2 million (Company - $9.9 million) (recording a related deferred tax asset of $312.8 million (Company - $7.0 million)). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002, increased due to the lower discount rate and asset returns assumed as of December 31, 2002.

          The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                                            Other
                                                            Pension Benefits        Postretirement Benefits
                                                            ----------------        -----------------------
                                                            2002        2001           2002       2001
              --------------------------------------------------------------------------------------------
                                                                           (In millions)
              Change in benefit obligation:
              Benefit obligation as of January 1........  $3,547.9    $1,506.1     $ 1,581.6    $   752.0
              Service cost..............................      58.8        34.9          28.5         18.3
              Interest cost ............................     249.3       133.3         113.6         64.4
              Plan amendments...........................      --           3.6        (121.1)        --
              Actuarial loss............................     268.0       123.1         440.4         73.3
              Voluntary early retirement program........      --          --            --            2.3
              GPU acquisition...........................     (11.8)    1,878.3         110.0        716.9
              Benefits paid.............................    (245.8)     (131.4)        (83.0)       (45.6)
              ---------------------------------------------------------------------------------------------
              Benefit obligation as of December 31......   3,866.4     3,547.9       2,070.0      1,581.6
              ---------------------------------------------------------------------------------------------

              Change in fair value of plan assets:
              Fair value of plan assets as of January 1.   3,483.7     1,706.0         535.0         23.0
              Actual return on plan assets..............  . (348.9)        8.1         (57.1)        12.7
              Company contribution .....................      --          --            37.9         43.3
              GPU acquisition...........................      --       1,901.0          --          462.0
              Benefits paid..............................   (245.8)     (131.4)        (42.5)        (6.0)
              ---------------------------------------------------------------------------------------------
              Fair value of plan assets as of December 31  2,889.0     3,483.7         473.3        535.0
              ---------------------------------------------------------------------------------------------

              Funded status of plan.....................    (977.4)      (64.2)     (1,596.7)    (1,046.6)
              Unrecognized actuarial loss...............   1,185.8       222.8         751.6        212.8
              Unrecognized prior service cost...........      78.5        87.9        (106.8)        17.7
              Unrecognized net transition obligation....      --          --            92.4        101.6
              --------------------------------------------------------------------------------------------
              Net amount recognized.....................  $  286.9    $  246.5     $  (859.5)   $  (714.5)
              =============================================================================================

              Consolidated Balance Sheets classification:
              Prepaid (accrued) benefit cost............  $ (548.6)   $  246.5     $  (859.5)   $  (714.5)
              Intangible asset..........................      78.5        --            --           --
              Accumulated other comprehensive loss......     757.0        --            --           --
              --------------------------------------------------------------------------------------------
              Net amount recognized.....................  $  286.9    $  246.5     $  (859.5)   $  (714.5)
              =============================================================================================
              Company's share of net amount recognized..  $    8.8    $   18.1     $   (26.4)   $   (37.4)
              =============================================================================================
              Assumptions used as of December 31:
              Discount rate.............................      6.75%       7.25%         6.75%       7.25%
              Expected long-term return on plan assets..      9.00%      10.25%         9.00%      10.25%
              Rate of compensation increase.............      3.50%       4.00%         3.50%       4.00%


FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2002 were computed as follows:

                                                                                           Other
                                                       Pension Benefits             Postretirement Benefits
                                                 ------------------------         -------------------------
                                                 2002      2001      2000         2002      2001     2000
     ------------------------------------------------------------------------------------------------------
                                                                      (In millions)

     Service cost                              $  58.8   $  34.9  $  27.4        $ 28.5     $18.3     $11.3
     Interest cost                               249.3     133.3    104.8         113.6      64.4      45.7
     Expected return on plan assets             (346.1)   (204.8)  (181.0)        (51.7)     (9.9)     (0.5)
     Amortization of transition obligation (asset)--        (2.1)    (7.9)          9.2       9.2       9.2
     Amortization of prior service cost            9.3       8.8      5.7           3.2       3.2       3.2
     Recognized net actuarial loss (gain)         --        --       (9.1)         11.2       4.9      --
     Voluntary early retirement program           --         6.1     17.2          --         2.3      --
     ------------------------------------------------------------------------------------------------------
     Net periodic benefit cost (income)        $ (28.7)  $ (23.8) $ (42.9)       $114.0     $92.4     $68.9
     ======================================================================================================
     Company's share of net benefit cost.....  $   0.4   $  (0.7) $  (3.6)       $  2.1     $ 4.0     $ 7.5
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

     (I)  TRANSACTIONS WITH AFFILIATED COMPANIES-

          Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily OE, CEI, TE, American Transmission Systems, Inc. (ATSI), FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company (FECO). The Ohio transition plan resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Company, OE, CEI and TE. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the Company purchases its power from FES to meet its "provider of last resort" obligations. The reduction in revenues for Bruce Mansfield administrative and general charges and costs for FirstEnergy support services in 2001 and 2002 from 2000 levels reflects the transfer of fossil generation operations to FES. In 2002, the Company and OE terminated their nuclear fuel leasing arrangement with OES Fuel and now own their nuclear fuel. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Company's transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:


                                              2002         2001          2000
-------------------------------------------------------------------------------
                                                      (In millions)
Operating Revenues:
PSA revenues with FES.....................   $138.0        $151.5       $  --
Generating units rent with FES............     20.2          20.2          --
Electric sales to affiliated utilitie            --            --        57.6
Bruce Mansfield administrative and
   general charges........................       --            --         2.9
Ground lease with ATSI....................      1.3           1.3         0.7

Operating Expenses:
Nuclear fuel leased from OES Fuel.........      4.8          18.7        20.3
Purchased power from affiliated utilities.       --            --         7.1
Purchased power under PSA.................    157.0         152.7          --
Transmission facilities rentals
   (including ATSI rents).................     13.3           9.9         5.7
Nuclear operations administrative and
   generation charges.....................     20.2          18.6        15.0
FirstEnergy support services..............      8.5          10.1        27.4

Other Income:
Interest income from ATSI..................     2.6           2.6         0.9
Interest income from FES...................     0.5           0.5          --
-------------------------------------------------------------------------------


          FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPU Service, Inc. and FECO, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the 1935 Public Utility Holding Company Act (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; the ratio of each company's amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers and other factors; and specific departmental charge ratios. Management believes that these allocation methods are reasonable.

     (J)  SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $1.5 million, $21.6 million and $21.2 million for the years 2002, 2001 and 2000, respectively.

          All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                                      2002              2001
--------------------------------------------------------------------------------
                                              Carrying    Fair   Carrying   Fair
                                                Value    Value     Value   Value
                                              --------   -----   --------  -----
                                                         (In millions)
Long-term debt..............................    $252     $260      $252    $262
Preferred stock.............................      14       14        15      15
Investments other than cash and
  cash equivalents..........................     161      165       160     162
--------------------------------------------------------------------------------


          The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company's ratings.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. The Company has no securities held for trading purposes.

          The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of the Company, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities, government bonds and corporate bonds. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. In conjunction with the adoption of SFAS 143 on January 1, 2003, unrealized gains or losses were reclassified to OCI in accordance with SFAS 115. Realized gains (losses) are recognized as additions (reductions) to trust asset balances. For the year 2002, net realized gains (losses) were approximately $(0.3) million and interest and dividend income totaled approximately $5.2 million.

     (K)  REGULATORY ASSETS-

          The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's rate restructuring plan. Based on the rate restructuring plan, the Company continues to bill and collect cost-based rates relating to the Company's nongeneration operations and continues the application of SFAS 71 to these operations.

          Net regulatory assets on the Balance Sheets are comprised of the following:

                                                      2002             2001
-----------------------------------------------------------------------------
                                                           (In millions)
Competitive transition charge..................      $135.7            $182.7
Customer receivables for future income taxes...        10.3              13.6
Loss on reacquired debt........................         6.9               6.9
Employee postretirement benefit costs..........         2.8               3.6
Other..........................................         1.2               2.0
-----------------------------------------------------------------------------
     Total.....................................      $156.9            $208.8
=============================================================================


2.   LEASES

          The Company leases office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 2002, are summarized as follows:

                                             2002            2001          2000
   ----------------------------------------------------------------------------
                                                        (In millions)
   Operating leases
      Interest element...................    $0.1           $--            $0.3
      Other..............................     0.2             0.1           0.8
   Capital leases
      Interest element...................    --              --             0.4
      Other..............................     0.1             0.1           0.3
   ----------------------------------------------------------------------------
   Total rentals.........................   $ 0.4           $ 0.2          $1.8
   ============================================================================

          The future minimum lease payments as of December 31, 2002, are:

                                            Capital            Operating
                                            Leases              Leases
  ----------------------------------------------------------------------
                                                   (In millions)
  2003...................................    $0.1               $0.1
  2004...................................     --                 0.1
  2005...................................     --                 0.1
  2006...................................     --                 0.1
  2007...................................     --                 0.1
  Years thereafter.......................     --                 0.7
  ------------------------------------------------------------------
  Total minimum lease payments...........     0.1               $1.2
                                                                ====
  Executory costs........................     0.1
  ------------------------------------------------
  Net minimum lease payments.............     --
  Interest portion.......................     --
  ------------------------------------------------
  Present value of net minimum
    lease payments.......................     --
  Less current portion...................     --
  ------------------------------------------------
  Noncurrent portion.....................    $--
  ================================================


3.   CAPITALIZATION

     (A)  RETAINED EARNINGS-

          Under  the  Company's   Charter,   the  Company's   retained  earnings
unrestricted for payment of cash dividends on the Company's common stock were $41.0 million as of December 31, 2002.

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

          Stock option activities under the FE Programs for the past three years were as follows:

                                              Number of       Weighted Average
            Stock Option Activities            Options         Exercise Price
            --------------------------------------------------------------------
            Balance, January 1, 2002          2,153,369           $25.32
            (159,755 options exercisable)                          24.87

              Options granted                 3,011,584            23.24
              Options exercised                  90,491            26.00
              Options forfeited                  52,600            22.20
            Balance, December 31, 2000        5,021,862            24.09
            (473,314 options exercisable)                          24.11

              Options granted                 4,240,273            28.11
              Options exercised                 694,403            24.24
              Options forfeited                 120,044            28.07
            Balance, December 31, 2001        8,447,688            26.04
            (1,828,341 options exercisable)                        24.83

              Options granted                 3,399,579            34.48
              Options exercised               1,018,852            23.56
              Options forfeited                 392,929            28.19
            Balance, December 31, 2002       10,435,486            28.95
            (1,400,206 options exercisable)                        26.07


          As of December 31, 2002, the weighted average remaining contractual life of outstanding stock options was 7.6 years.

          No material stock-based employee compensation expense is reflected in net income for stock options granted under the above plans since the exercise price was equal to the market value of the underlying common stock on the grant date. The effect of applying fair value accounting to FirstEnergy's stock options is summarized in Note 1F - "Stock-Based Compensation."

     (C)  PREFERRED STOCK-

          The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

     (D)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

          The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares.

     (E)  LONG-TERM DEBT-

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

          Based on the amount of bonds authenticated by the mortgage bond trustee through December 31, 2002, the Company's annual improvement fund requirements for all bonds issued under its first mortgage indenture amounts to $9.2 million. The Company expects to deposit funds with its mortgage bond trustee in 2003 that will then be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $65.8 million in 2003, $40.7 million in 2004 and $1.0 million in each year 2005 through 2007. Included in these amounts are various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. Those amounts are $25 million and $5 million in 2003 and 2004, respectively, which is the next time debt holders may exercise this provision.

          The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $10.4 million and noncancelable municipal bond insurance policies of $32.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit or policies, the Company is entitled to a credit against its obligation to repay the related bond. The Company pays an annual fee of 1.375% of the amount of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

     (F)  COMPREHENSIVE INCOME-

          Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with OE. As of December 31, 2002, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $9.9 million.

4.   SHORT-TERM BORROWINGS:

          The Company may borrow from affiliates on a short-term basis. As of December 31, 2002, the Company had no short-term borrowings.

5.   COMMITMENTS AND CONTINGENCIES:

     (A)  CAPITAL EXPENDITURES-

          The Company's current forecast reflects expenditures of approximately $123 million for property additions and improvements from 2003-2007, of which approximately $53 million is applicable to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $42 million, of which approximately $19 million applies to 2003. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $34 million and $17 million, respectively, as the nuclear fuel is consumed.

     (B)  NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry
Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74.0 million per incident but not more than $8.4 million in any one year for each incident.

          The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $222.1 million of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $13.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

          The Company believes it is in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003.

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

          In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and OE in the U.S. District Court for the Southern District of Ohio, for which hearings began February 3, 2003. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company and OE believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

7.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

          The following summarizes certain operating results by quarter for 2002 and 2001.


                                             March 31,          June 30,        September 30,     December 31,
Three Months Ended                              2002             2002               2002             2002
---------------------------------------------------------------------------------------------------------------
                                                                      (In millions)
Operating Revenues........................   $ 124.3            $ 127.8          $ 131.9            $ 122.4
Operating Expenses and Taxes..............     109.2              106.3            113.1              116.9
---------------------------------------------------------------------------------------------------------------
Operating Income..........................      15.1               21.5             18.8                5.5
Other Income..............................       0.7                0.5              0.7                0.1
Net Interest Charges......................       3.8                4.0              3.7                3.6
---------------------------------------------------------------------------------------------------------------
Net Income................................   $  12.0            $  18.0          $  15.8            $   2.0
===============================================================================================================
Earnings on Common Stock..................   $  11.0            $  17.1          $  14.9            $   1.0
===============================================================================================================


                                             March 31,          June 30,        September 30,     December 31,
Three Months Ended                              2001             2001               2001             2001
---------------------------------------------------------------------------------------------------------------
                                                                      (In millions)
Operating Revenues........................   $ 128.4            $ 124.7          $ 121.3            $ 124.0
Operating Expenses and Taxes..............     112.4              101.8            118.7              110.3
---------------------------------------------------------------------------------------------------------------
Operating Income..........................      16.0               22.9              2.6               13.7
Other Income..............................       0.9                0.7              1.0                0.6
Net Interest Charges......................       4.5                4.6              4.3                4.0
---------------------------------------------------------------------------------------------------------------
Net Income (Loss).........................   $  12.4            $  19.0          $  (0.7)           $  10.3
===============================================================================================================
Earnings (Loss) Applicable to Common Stock   $  11.5            $  18.1          $  (1.7)           $   9.4
===============================================================================================================

Report of Independent Accountants

To the Stockholders and Board of Directors of Pennsylvania Power Company:

In our opinion, the accompanying balance sheet and statement of capitalization and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Power Company (a wholly owned subsidiary of Ohio Edison Company) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of Pennsylvania Power Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financials statements in their report dated March 18, 2002.



PricewaterhouseCoopers LLP

Cleveland, Ohio
February 28, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Pennsylvania Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 2001 and 2000, and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.