Form 10-K, Exhibit 13
period 2002-12-31
TOLEDO EDISON CO; CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2003-03-26
CIK 352049, 20947, 77278, 73960, 1031296, 77227, 65350, 53456

EXHIBIT 13.7


                          PENNSYLVANIA ELECTRIC COMPANY

                       2002 ANNUAL REPORT TO STOCKHOLDERS



        Pennsylvania Electric Company (Penelec) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 17,600 square miles in western Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.6 million. The Company, as lessee of the property of the Waverly Electric Light & Power Company, also serves a population of about 13,400 in Waverly, New York and vicinity.

        In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. Prior to that time, Pennsylvania Electric Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                                Page
--------                                                                ----

Selected Financial Data...........................................       1
Management's Discussion and Analysis..............................      2-11
Consolidated Statements of Income.................................      12
Consolidated Balance Sheets.......................................      13
Consolidated Statements of Capitalization.........................      14
Consolidated Statements of Common Stockholder's Equity............      15
Consolidated Statements of Preferred Stock........................      15
Consolidated Statements of Cash Flows.............................      16
Consolidated Statements of Taxes..................................      17
Notes to Consolidated Financial Statements........................     18-30
Reports of Independent Accountants................................     31-32


                                              PENNSYLVANIA ELECTRIC COMPANY

                                                 SELECTED FINANCIAL DATA

                                                       Nov. 7 -       Jan. 1 -
                                            2002     Dec. 31, 2001  Nov. 6, 2001     2000         1999         1998
------------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)

Operating Revenues.....................  $ 1,027,102  $   140,062  $   834,548 | $   901,881  $  921,965   $ 1,032,226
                                         ===========  ===========   ===========| ===========  ==========   ===========
                                                                               |
Operating Income.......................  $    88,190  $    14,341  $    70,049 | $    80,336  $  140,925   $   125,623
                                         ===========   ==========  =========== | ===========  ==========   ===========
                                                                               |
Income Before Extraordinary Item.......  $    50,910  $    10,795  $    23,718 | $    39,250  $  152,491   $    58,590
                                         ===========  ==========   =========== | ===========  ==========   ===========
                                                                               |
Net Income.............................  $    50,910  $    10,795  $    23,718 | $    39,250  $ 152, 91$   $    39,640
                                         ===========  ===========  =========== | ===========  ===========  ===========
                                                                               |
Earnings on Common Stock...............  $    50,910  $    10,795  $    23,718 | $    39,250  $  151,611   $    38,945
                                         ===========  ===========  =========== | ===========  ==========   ===========
                                                                               |
Total Assets...........................  $ 3,163,254  $ 3,300,269              | $ 2,331,484  $2,463,052   $ 3,565,747
                                         ===========  ===========              | ===========  ==========   ===========
                                                                               |
                                                                               |
Capitalization:                                                                |
   Common Stockholder's Equity.........   $1,353,704   $1,306,576              | $   469,837   $ 461,182   $   767,304
   Cumulative Preferred Stock..........           --           --              |          --          --        16,681
   Company-Obligated Mandatorily                                               |
     Redeemable Preferred Securities...           --           --              |          --          --       105,000
   Company-Obligated Trust Preferred                                           |
     Securities........................       92,214       92,000              |     100,000     100,000            --
   Long-Term Debt......................      470,274      472,400              |     519,481     426,795       629,027
                                          ----------   ----------              |  ----------   ---------    ----------
     Total Capitalization..............   $1,916,192   $1,870,976              |  $1,089,318   $ 987,977    $1,518,012
                                          ==========   ==========              |  ==========   =========    ==========
                                                                               |
                                                                               |
Capitalization Ratios:                                                         |
   Common Stockholder's Equity.........         70.7%        69.8%             |        43.1%       46.7%         50.5%
    Cumulative Preferred Stock.........           --           --              |          --          --           1.1
   Company-Obligated Mandatorily                                               |
     Redeemable Preferred Securities...           --           --              |          --          --           6.9
   Company-Obligated Trust Preferred                                           |
     Securities........................          4.8          4.9              |         9.2        10.1            --
   Long-Term Debt......................         24.5         25.3              |        47.7        43.2          41.5
                                              ------        ------             |      ------      ------        ------
     Total Capitalization..............        100.0%       100.0%             |       100.0%      100.0%        100.0%
                                               =====        =====              |       =====       =====         =====
                                                                               |
                                                                               |
Transmission and Distribution                                                  |
Kilowatt-Hour Deliveries (Millions):                                           |
   Residential.........................        4,196          721        3,264 |       3,949       3,864         3,756
   Commercial..........................        4,753          758        3,733 |       4,509       4,319         4,198
   Industrial..........................        4,336          685        3,658 |       4,698       4,865         4,996
   Other...............................           42            7           34 |          40          43            42
                                              ------        -----        ----- |      ------      ------        ------
   Total Retail........................       13,327        2,171       10,689 |      13,196      13,091        12,992
   Total Wholesale.....................          516          107        1,351 |       2,885       4,219         4,309
                                              ------        -----       ------ |      ------      ------        ------
   Total...............................       13,843        2,278       12,040 |      16,081      17,310        17,301
                                              ======        =====       ====== |      ======      ======        ======
                                                                               |
                                                                               |
Transmission and Distribution Deliveries                                       |
Customers Served:                                                              |
   Residential.........................      503,007      502,901              |     502,052     500,930       499,484
   Commercial..........................       77,125       76,005              |      74,282      73,979        73,014
   Industrial..........................        2,605        2,652              |       2,703       2,844         2,910
   Other...............................        1,081        1,099              |       1,110       1,110         1,111
                                             -------      -------              |     -------      ------       ------
   Total...............................      583,818      582,657              |     580,147     578,863       576,519
                                             =======      =======              |     =======     =======       =======

                                                           1

                          PENNSYLVANIA ELECTRIC COMPANY

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


Results of Operations

        Net income increased by 47.5% to $50.9 million in 2002, compared to $34.5 million in 2001, as a result of higher operating revenues and lower other operating costs. Partially offsetting these favorable results was the absence of deferral accounting for energy costs in 2002 (see Regulatory Matters), as well as higher general taxes. Net income decreased by 12.1% to $34.5 million in 2001 from $39.2 million in 2000. In 2001, earnings were negatively impacted by higher purchased power and other operating costs, as well as lower other income -- partially offset by increased operating revenues.

        Operating revenues increased $52.5 million in 2002, following a $72.7 million increase in 2001. The sources of the changes in operating revenues during 2002 and 2001, as compared to the prior year, are summarized in the following table.

            Sources of Revenue Changes                2002        2001
            -------------------------------------------------------------
                 Increase (Decrease)                   (In millions)

            Increase in kilowatt-hour sales
              due to level of retail customers
              shopping for generation service......  $ 55.1      $134.5
            Change in other retail kilowatt-
              hour sales...........................    43.8       (12.2)
            Decrease in wholesale sales............   (40.8)      (50.6)
            All other changes......................    (5.6)        1.0
            -------------------------------------------------------------

            Net Increase in Operating Revenues.....  $ 52.5     $  72.7
            =============================================================


Electric Sales

        In 2002, further reductions in the number of residential, commercial and industrial customers who received their power from alternate suppliers, and therefore returned to us as full service customers, resulted in increased operating revenues. During 2002, only 6.2% of total kilowatt-hours delivered were to shopping customers, whereas that percentage was 14.1% in 2001 and 37.3% in 2000. In addition to the higher revenues from returning shopping customers, warmer summer weather in 2002 contributed to an increase in retail sales, as did slight increases in the number of residential and commercial customers. A slight decrease in kilowatt-hour sales to industrial customers during 2002 was attributed to a decline in economic conditions. Due to a decrease in kilowatt-hours available for sale to other parties, as well as lower average prices for energy in 2002, revenues from wholesale sales were lower in 2002, as compared to 2001. Residential kilowatt-hour sales remained relatively flat, while commercial sales were slightly lower compared to 2000, primarily due to reduced customer usage. Industrial sales also decreased in 2001 compared to 2000 as a result of a decrease in the number of customers and lower usage by existing customers. Sales to wholesale customers also decreased in 2001 compared to 2000 due to a reduction in our available capacity. Changes in kilowatt-hour sales by customer class in 2002 and 2001 are summarized in the following table:


            Changes in Kilowatt-hour Sales  2002         2001
            --------------------------------------------------
               Increase (Decrease)

            Residential..................   4.4%         0.9%
            Commercial...................   3.5%        (0.4)%
            Industrial...................  (1.8)%       (7.6)%
            --------------------------------------------------

            Total Retail.................   2.0%        (2.5)%
            Wholesale....................  (64.7)%     (49.5)%
            --------------------------------------------------

            Total Sales..................  (4.8)%      (11.0)%
            --------------------------------------------------

Operating Expenses and Taxes

        Total operating expenses and taxes increased $48.7 million in 2002 and $68.7 million in 2001, compared to the preceding year. Increases in purchased power costs and general taxes, offset in part by a decrease in other operating costs, accounted for the majority of the increase in 2002. In 2001, the increase was due primarily to increases in purchased power and other operating costs.

        Purchased power costs increased $50.1 million in 2002, compared to the prior year. The increase was due primarily to energy costs of $32.8 million incurred in 2002 that otherwise would have been deferred absent a Pennsylvania Commonwealth Court decision (see Regulatory Matters). That increase was partially offset by a reduction in power purchased during 2002, as well as by the absence of a one-time $16.0 million pre-tax charge related to the termination of a wholesale energy contract with Allegheny Electric Cooperative in 2001.

        Purchased power costs increased $54.5 million in 2001, compared to 2000. The higher costs resulted from increased quantities of power purchased through the PJM Power Pool due to a large number of customers returning to us in 2001 after receiving their power from alternate suppliers in 2000, as well as higher average prices of power purchased under two-party agreements. Also included in the purchased power costs in 2001 was a $16.0 million pre-tax charge related to the termination of a wholesale energy contract discussed above. Offsetting these increases was the effect of the Pennsylvania Public Utility Commission's (PPUC) June 2001 order that allowed us to defer, for future rate recovery from customers, energy costs in excess of our fixed generation tariff rates, retroactive to January 1, 2001, in connection with our provider of last resort
(PLR) obligation (see Regulatory Matters).

        Other operating costs decreased $25.6 million in 2002, compared to the previous year. The decrease was primarily due to reduced uncollectible accounts, personnel reductions and the absence of employee severance costs accrued in 2001. Other operating costs increased $9.9 million in 2001, compared to 2000, primarily due to the absence of a pension curtailment gain associated with employees who were terminated when we sold our generating assets. This gain was realized in 2000 as a result of the PPUC's Phase II Order. Other operating costs also increased due to costs related to Voluntary Enhanced Retirement Programs offered in 2001 to certain bargaining unit employees.

        General taxes increased $19.5 million in 2002, compared to the prior year, due primarily to an increase in Pennsylvania gross receipts taxes.

Other Income

        Other income increased $5.3 million in 2002, compared to the prior year. The increase was primarily due to the absence of 2001 charges for a sustainable energy fund and renewable energy projects, which were required by the Stipulation of Settlement related to the FirstEnergy/GPU merger, and the absence of 2001 net losses on futures contracts and options. The increase was partially offset by a decrease in interest income. In 2001, other income decreased $10.3 million, compared to 2000, primarily due to charges for the sustainable energy fund and renewable energy projects discussed above, as well as lower interest income.

Net Interest Charges

        Net interest charges decreased $7.3 million in 2002, compared to the previous year, due to reduced short-term borrowing levels and amortization of purchase accounting fair market value adjustments recorded in connection with the merger. Net interest charges decreased $1.5 million in 2001, compared to the prior year. The decrease was due to the absence of prior year expenses related to federal income taxes, higher deferred PLR interest costs, and lower short-term borrowing levels. These decreases were partially offset by interest expense on $93 million of senior notes issued during 2000.

Capital Resources and Liquidity

     Changes in Cash Position

        As of December 31, 2002, we had $10.3 million of cash and cash equivalents compared with $39.0 million as of December 31, 2001. The major sources for changes in these balances are summarized below.

     Cash Flows From Operating Activities

        Cash flows provided from operating activities totaled $39.3 million in 2002, and cash flows used for operating activities totaled $16.0 million in 2001. The sources of these changes are as follows:

            Operating Cash Flows       2002     2001
            ------------------------------------------
                                       (In millions)
            Cash earnings (1).....    $ 97     $(21)
            Working capital.......     (58)       5
            ------------------------------------------

            Total.................    $ 39     $(16)
            ==========================================

        (1) Includes net income, depreciation and amortization, deferred costs recoverable as regulatory assets, deferred income taxes, investment tax credits and major noncash charges.


     Cash Flows From Financing Activities

        In 2002, net cash used for financing activities of $66.2 million reflects redemptions of debt and $29.0 million in common stock dividends payments to FirstEnergy. The following table provides details regarding new issues and redemptions during 2002:


               Securities Issued or Redeemed in 2002
               --------------------------------------------------
                                                  (In millions)
               Redemptions
                  Unsecured notes........................... $50
               --------------------------------------------------

               Short-term Borrowings, net source of cash....  13


        In 2001, net cash provided from financing activities totaled $71.8 million, primarily due to a $50 million contribution from its former parent, GPU Inc.

        We had $90.4 million of short-term indebtedness on December 31, 2002, compared to $77.6 million on December 31, 2001. We may borrow from our affiliates on a short-term basis. We will not issue first mortgage bonds (FMB) other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2002, we had the capability to issue $7 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

        At the end of 2002, our common equity as a percentage of capitalization stood at 71% compared to 70% and 43% at the end of 2001 and 2000, respectively. In 2001 we experienced a significant increase in this ratio due to the allocation of the purchase price in the merger between FirstEnergy and GPU.

     Cash Flows From Investing Activities

        Cash used for investing activities totaled $1.9 million in 2002 and cash used for investing activities totaled $17.4 million in 2001. In both periods, cash outflows for property additions to support the distribution of electricity were offset by proceeds from non-utility generation trusts.

        Our cash requirements in 2003 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Over the next three years, we expect to meet our contractual obligations with cash flows from operations. Thereafter, we expect to use a combination of cash flows from operations and funds from the capital markets.


                                   Less than    1-3         3-5     More than
Contractual Obligations   Total     1 Year      Years      Years     5 Years
------------------------------------------------------------------------------
                                           (In millions)
Long-term debt......... $  469      $ --       $134        $  3      $  332
Short-term borrowings..     90        90         --          --          --
Preferred stock (1)....     92        --         --          --          92
Capital lease (2)......      1         1         --          --          --
Purchases (3)..........  2,761       308        396         399       1,658
-----------------------------------------------------------------------------
   Total............... $3,413      $399       $530        $402      $2,082
-----------------------------------------------------------------------------

(1) Subject to mandatory redemption
(2) See note 3
(3) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing

        Our capital spending for the period 2003-2007 is expected to be about $328 million, of which approximately $54 million applies to 2003.

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

          On February 22, 2002, Moody's Investor Service changed its credit rating outlook for FirstEnergy from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration its decision on the mechanism for sharing merger savings and reversed the PPUC decisions regarding rate relief and accounting deferrals rendered in connection with its approval of the GPU merger. On April 4, 2002, Standard & Poor's (S&P) changed its outlook for FirstEnergy's credit ratings from stable to negative citing recent developments including: damage to the Davis-Besse reactor vessel head, the Pennsylvania Commonwealth Court decision, and deteriorating market conditions for some sales of FirstEnergy's remaining non-core assets. On July 31, 2002, Fitch revised its rating outlook for FirstEnergy to negative from stable. The revised outlook reflected the adverse impact of the unplanned Davis-Besse outage, Fitch's judgment about NRG's financial ability to consummate the purchase of four power plants from FirstEnergy and Fitch's expectation of subsequent delays in debt reduction. On August 1, 2002, S&P concluded that while NRG's liquidity position added uncertainty to FirstEnergy's sale of power plants to NRG, its ratings would not be affected. S&P found FirstEnergy's cash flows sufficiently stable to support a continued (although delayed) program of debt and preferred stock redemption. S&P noted that it would continue to closely monitor FirstEnergy's progress on various initiatives. On January 21, 2003, S&P indicated its concern about FirstEnergy's disclosure of non-cash charges related to deferred costs in Pennsylvania, pension and other post-retirement benefits, and Emdersa (FirstEnergy's Argentina operations), which were higher than anticipated in the third quarter of 2002. S&P identified the restart of the Davis-Besse nuclear plant "...without significant delay beyond April 2003..." as key to maintaining its current debt ratings. S&P also identified other issues it would continue to monitor including: FirstEnergy's deleveraging efforts, free cash generated during 2003, the JCP&L rate case, successful hedging of its short power position, and continued capture of projected merger savings. While FirstEnergy anticipates being prepared to restart the Davis-Besse plant in the spring of 2003 the Nuclear Regulatory Commission (NRC) must authorize the unit's restart following a formal inspection process prior to its returning the unit to service. Significant delays in the planned date of Davis-Besse's return to service or other factors (identified above) affecting the speed with which FirstEnergy reduces debt could put additional pressure on Penelec's credit ratings.

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


Increase (Decrease) in the Fair Value
of Commodity Derivative Contracts
                                                                Non-Hedge     Hedge      Total
                                                                ---------     -----      -----
                                                                          (In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net asset as of January 1, 2002.................        $1.1       $  0.2     $ 1.3
New contract value when entered.............................          --           --        --
Additions/Increase in value of existing contracts...........         7.6          1.5       9.1
Settled contracts...........................................          --         (1.6)     (1.6)
                                                                --------------------------------
Net Assets - Derivatives Contracts as of
  December 31, 2002 (1).....................................        $8.7       $  0.1     $ 8.8
                                                                ================================

Impact of Changes in Commodity Derivative Contracts (2)
Income Statement Effects (Pre-Tax)..........................        $0.4       $  --      $ 0.4
Balance Sheet Effects:
   Other Comprehensive Income (Pre-Tax).....................        $ --       $(0.1)     $(0.1)
   Regulatory Liability.....................................        $7.2       $  --      $ 7.2


Derivatives included on the Consolidated Balance Sheet as of December 31, 2002:

                                                Non-Hedge    Hedge    Total
                                                ---------    -----    -----
                                                         (In millions)
      Current-
            Other Assets...................        $ --      $0.1     $0.1

      Non-Current-
            Other Deferred Credits.........         8.7        --      8.7
                                                   ----      ----     ----

              Net assets...................        $8.7      $0.1     $8.8
                                                   ====      ====     ====

(1) Includes $8.6 million in non-hedge commodity derivative contracts which are offset by a regulatory liability.
(2) Represents the increase in value of existing contracts and settled contracts.

        The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, we rely on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. We utilize these results in developing estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:


Source of Information - Fair Value by Contract Year
---------------------------------------------------

                             2003   2004    2005   2006    Thereafter   Total
                             ----   ----    ----   ----    ----------   -----
                                            (In millions)

Prices based on external
  sources(1)..............   $0.3   $0.3    $0.8   $ --       $  -       $1.4
Prices based on models....     --     --      --    1.1        6.3        7.4
                            -------------------------------------------------

   Total(2)...............   $0.3   $0.3    $0.8   $1.1       $6.3       $8.8
                            =================================================

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



Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------------------------------
                                                                                             There-               Fair
                                      2003       2004       2005       2006        2007      after      Total     Value
------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
Investments other than Cash and Cash

   Equivalents-Fixed Income..           --          --        --         --          --       $157       $157      $157
   Average interest rate.....                                                                  4.5%       4.5%
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................           --        $126        $8         --          $3        $332       $469     $475
   Average interest rate ....                      5.8%      7.5%                   6.1%        6.4%       6.3%
------------------------------------------------------------------------------------------------------------------------
Preferred Stock..............           --          --        --         --          --        $ 92       $ 92     $100
   Average dividend rate ....                                                                   7.3%       7.3%
------------------------------------------------------------------------------------------------------------------------

        We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1 to the consolidated financial statements.

     Equity Price Risk

        Included in nuclear decommissioning trusts, as required by the Nuclear Regulatory Commission, are marketable equity securities carried at their market value of approximately $42 million and $54 million at December 31, 2002 and 2001, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $4 million reduction in fair value at December 31, 2002. (See Note 1 - "Supplemental Cash Flows Information.")

Outlook

        Our industry continues to transition to a more competitive environment. As of January 1, 1999, all of our customers could select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a competitive transition charge (CTC). Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as our PLR obligation.

        Regulatory assets are costs which regulatory agencies have authorized for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory plans as discussed below. Our regulatory assets totaled $600 million and $770 million as of December 31, 2002 and 2001, respectively.

     Regulatory Matters

        Effective  September  1, 2002,  we assigned  our provider of last resort
(PLR) responsibility obligation to our unregulated supply affiliate, FirstEnergy Solutions Corp. (FES), through a wholesale power sale agreement which expires in December 2003 and may be extended for each successive calendar year. Under the terms of the wholesale agreement, FES assumed the supply obligation, and the energy supply profit and loss risk, for the portion of power supply requirements that we do not self-supply under our non-utility generation (NUG) contracts and other existing power contracts with nonaffiliated third party suppliers. This arrangement reduces our exposure to high wholesale power prices by providing power at or below the shopping credit for our uncommitted PLR energy costs during the term of the agreement to FES. We will continue to defer those cost differences between NUG contract rates and the rates reflected in our capped generation rates.

        In its February 21, 2002 decision on Petitions for Review regarding the June 2001 PPUC orders which approved the FirstEnergy/GPU merger and provided us deferral accounting treatment for energy costs, the Commonwealth Court of Pennsylvania affirmed the PPUC merger decision, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding our PLR obligations, and denied us authority to defer for future recovery the difference between our wholesale power costs and the amount we collect from retail customers. We and the PPUC each filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court in March 2002, asking it to review the Commonwealth Court decision. In the first quarter of 2002, we established a $111.1 million reserve against our PLR deferred energy costs incurred prior to our acquisition by FirstEnergy. The reserve reflected the potential adverse impact of a pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of

$65.0 million. On January 17, 2003, the Pennsylvania Supreme Court denied further appeals of the Commonwealth Court's decision, which effectively affirmed the PPUC's order approving the merger between FirstEnergy and GPU, let stand the Commonwealth Court's denial of our request for PLR rate relief and remanded the merger savings issue back to the PPUC.

     FERC Regulatory Matters

        On December 19, 2002 the Federal  Energy  Regulatory  Commission  (FERC)
granted  unconditional   Regional   Transmission   Organization  status  to  PJM
Interconnection, LLC (PJM). We are a transmission owner in PJM.

     Environmental Matters

        We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have total accrued liabilities aggregating approximately $0.3 million as of December 31, 2002. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

     Legal Matters

        Various lawsuits, claims and proceedings related to our normal business operations are pending against us, the most significant of which are described below.

        We have a 25% ownership interest in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), which was damaged during a 1979 accident. As a result of the accident, claims for alleged personal injury against us, Jersey Central Power & Light Company, Metropolitan Edison Company and GPU (the defendants) had been filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial. In January 2002, the District Court granted our motion for summary judgment on the remaining 2,100 pending claims. In February 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 - Other Legal Proceedings). In December 2002, the Court of Appeals for the Third Circuit refused to hear the appeal, which effectively ended further legal action for those claims.

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

     Purchase Accounting

        On November 7, 2001, the merger between FirstEnergy and GPU became effective, and we became a wholly owned subsidiary of FirstEnergy. The merger was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which were finalized in the fourth quarter of 2002, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill. Based on the guidance provided by SFAS 142, "Goodwill and Other Intangible Assets," we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. The forecasts used in our evaluations of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2002, we had recorded goodwill of approximately $898.1 million related to the merger.

     Regulatory Accounting

        We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded - $599.7 million as of December 31, 2002. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

         Our assumed rate of return on pension plan assets considers historical market returns and economic forecasts for the types of investments held by our pension trusts. The market values of our pension assets have been affected by sharp declines in the equity markets since mid-2000. In 2002 plan assets have earned (11.3)%. Our pension costs in 2002 were computed assuming a 10.25% rate of return on plan assets. As of December 31, 2002 the assumed return on plan assets was reduced to 9.00% based upon our projection of future returns and pension trust investment allocation of approximately 60% large cap equities, 10% small cap equities and 30% bonds.

         Based on pension assumptions and pension plan assets as of December 31, 2002, we will not be required to fund our pension plans in 2003. While OPEB plan assets have also been affected by sharp declines in the equity market, the impact is not as significant due to the relative size of the plan assets. However, health care cost trends have significantly increased and will affect future OPEB costs. The 2003 composite health care trend rate assumption is approximately 10%-12% gradually decreasing to 5% in later years, compared to our 2002 assumption of approximately 10% in 2002, gradually decreasing to 4%-6% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates. Our non-cash, pre-tax pension and OPEB expense under SFAS 87 and SFAS 106 is expected to increase by $15 million and $5 million, respectively - a total of $20 million in 2003 as compared to 2002.


  Increase in Costs from Adverse Changes in Key Assumptions
------------------------------------------------------------------------------
  Assumption                      Adverse Change     Pension    OPEB     Total
                                                             (In millions)
  Discount rate................   Decrease by 0.25%    $1.7      $1.1     $2.8
  Long-term return on assets...   Decrease by 0.25%     1.2       0.4      1.6
  Health care trend rate.......   Increase by 1%       na         3.1      3.1


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

         We have identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143, asset retirement costs of $93 million will be recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million.

         The asset retirement liability at the date of adoption will be $99 million. As of December 31, 2002, we had recorded decommissioning liabilities of $130 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

         Management expects that substantially all of our nuclear decommissioning costs will be recoverable through regulated rates. Therefore, we recognized a regulatory liability of $29 million upon adoption of SFAS 143 for the transition amounts related to establishing the asset retirement obligations for nuclear decommissioning. The remaining cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $1.9 million increase to income, or $1.1 million net of tax.

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

         We currently have involvement with entities in connection with the sale of preferred securities, which may fall within the scope of this interpretation, and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. We currently consolidate these entities and believe we will continue to consolidate following the adoption of FIN 46.


                                              PENNSYLVANIA ELECTRIC COMPANY

                                            CONSOLIDATED STATEMENTS OF INCOME


                                                                                 Nov 7 -        Jan. 1 -
                                                                  2002       Dec. 31, 2001    Nov. 6, 2001    2000
----------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES........................................     $1,027,102       $140,062    |   $834,548     $901,881
                                                               ----------       --------    |   --------     --------
                                                                                            |
OPERATING EXPENSES AND TAXES:                                                               |
   Fuel and purchased power...............................        649,725         79,815    |    519,838      545,117
   Other operating costs..................................        132,996         20,015    |    138,543      148,698
                                                               ----------       --------    |   --------     --------
     Total operation and maintenance expenses.............        782,721         99,830    |    658,381      693,815
   Provision for depreciation and amortization............         61,476          8,613    |     49,191       56,505
   General taxes..........................................         65,301          6,281    |     39,532       45,890
   Income taxes...........................................         29,414         10,997    |     17,395       25,335
                                                               ----------       --------    |   --------     --------
     Total operating expenses and taxes...................        938,912        125,721    |    764,499      821,545
                                                               ----------       --------    |   --------     --------
                                                                                            |
OPERATING INCOME..........................................         88,190         14,341    |     70,049       80,336
                                                                                            |
OTHER INCOME (EXPENSE)....................................          1,742          3,049    |     (6,610)       6,716
                                                               ----------       --------    |   --------     --------
                                                                                            |
INCOME BEFORE NET INTEREST CHARGES........................         89,932         17,390    |     63,439       87,052
                                                               ----------       --------    |   --------     --------
                                                                                            |
NET INTEREST CHARGES:                                                                       |
   Interest on long-term debt.............................         31,758          3,972    |     28,751       29,964
   Allowance for borrowed funds used during                                                 |
     construction.........................................            (52)            47    |       (494)        (742)
   Deferred interest .....................................         (3,299)          (504)   |       (783)          --
   Other interest expense ................................          3,061          1,979    |      6,008       11,546
   Subsidiary's preferred stock dividend requirements.....          7,554          1,101    |      6,239        7,034
                                                               ----------       --------    |   --------     --------
     Net interest charges.................................         39,022          6,595    |     39,721       47,802
                                                               ----------       --------    |   --------     --------
                                                                                            |
NET INCOME................................................     $   50,910       $ 10,795    |   $ 23,718     $ 39,250
                                                               ==========       ========    |   ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           12


                                              PENNSYLVANIA ELECTRIC COMPANY

                                               CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2002             2001
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $1,844,999       $1,845,187
   Less-Accumulated provision for depreciation....................................        647,581          630,957
                                                                                       ----------       ----------
                                                                                        1,197,418        1,214,230
   Construction work in progress-
     Electric plant...............................................................         19,200           12,857
                                                                                       -----------      ----------
                                                                                        1,216,618        1,227,087
OTHER PROPERTY AND INVESTMENTS:
   Non-utility generation trusts..................................................        109,881          154,067
   Nuclear plant decommissioning trusts...........................................         88,818           96,610
   Long-term notes receivable from associated companies...........................         15,515           15,515
   Other..........................................................................          9,425            2,265
                                                                                       ----------       ----------
                                                                                          223,639          268,457
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................         10,310           39,033
   Receivables-
     Customers (less accumulated provisions of $6,216,000 and $14,719,000
       respectively, for uncollectible accounts)..................................        128,303          107,170
     Associated companies.........................................................         45,236           40,203
     Other........................................................................         16,184           14,842
   Prepayments and other..........................................................          2,551            8,605
                                                                                       ----------       ----------
                                                                                          202,584          209,853
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets..............................................................        599,663          769,807
   Goodwill.......................................................................        898,086          797,362
   Accumulated deferred income taxes..............................................          1,517               --
   Other..........................................................................         21,147           27,703
                                                                                       -----------      ----------
                                                                                        1,520,413        1,594,872
                                                                                       ----------       ----------
                                                                                       $3,163,254       $3,300,269
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $1,353,704       $1,306,576
   Company-obligated trust preferred securities...................................         92,214           92,000
   Long-term debt.................................................................        470,274          472,400
                                                                                       ----------       ----------
                                                                                        1,916,192        1,870,976
CURRENT LIABILITIES:
   Currently payable long-term debt ..............................................            813           50,756
   Short-term borrowings (Note 5)-
     Associated companies.........................................................         90,427           77,623
   Accounts payable-
     Associated companies.........................................................        129,906          126,390
     Other........................................................................         29,690           38,720
   Accrued  taxes.................................................................         21,271           29,255
   Accrued interest...............................................................         12,695           12,284
   Other..........................................................................          8,409           10,993
                                                                                       ----------       ----------
                                                                                          293,211          346,021
                                                                                       ----------       ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes..............................................             --           21,682
   Accumulated deferred investment tax credits....................................         10,924           11,956
   Nuclear plant decommissioning costs............................................        135,450          135,483
   Nuclear fuel disposal costs....................................................         18,771           18,453
   Power purchase contract loss liability.........................................        765,063          867,046
   Other..........................................................................         23,643           28,652
                                                                                       -----------      ----------
                                                                                          953,851        1,083,272
COMMITMENTS AND CONTINGENCIES
   (Notes 3 and 6)................................................................     ----------       ----------
                                                                                       $3,163,254       $3,300,269
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                                                         13



                                              PENNSYLVANIA ELECTRIC COMPANY

                                        CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,                                                                            2002         2001
-------------------------------------------------------------------------------------------------------------------
                                    (Dollars in thousands, except per share amounts)

COMMON STOCKHOLDER'S EQUITY:
   Common stock, par value $20 per share, authorized 5,400,000 shares
     5,290,596 shares outstanding.....................................................   $   105,812    $   105,812
   Other paid-in capital..............................................................     1,215,256      1,188,190
   Accumulated other comprehensive income/(loss) (Note 4E)............................           (69)         1,779
   Retained earnings (Note 4A)........................................................        32,705         10,795
                                                                                         -----------    -----------
     Total common stockholder's equity................................................     1,353,704      1,306,576
                                                                                         -----------    -----------

   Company obligated TRUST
   Preferred securities
   of subsidiary trust
   (NOTE 4C):
     7.34% due 2039...................................................................        92,214         92,000
                                                                                         -----------    -----------

LONG-TERM DEBT (Note 4D):
   First mortgage bonds:
     6.125% due 2007..................................................................         3,905          4,110
     5.35% due 2010...................................................................        12,310         12,310
     5.35% due 2010...................................................................        12,000         12,000
     5.80% due 2020...................................................................        20,000         20,000
     6.05% due 2025...................................................................        25,000         25,000
                                                                                         ------------   -----------
       Total first mortgage bonds.....................................................        73,215         73,420
                                                                                         -----------    -----------

   Unsecured notes:
     6.42% due 2002...................................................................            --         25,000
     6.47% due 2002...................................................................            --         25,000
     5.75% due 2004...................................................................       125,000        125,000
     7.50% due 2005...................................................................         8,000          8,000
     6.125% due 2009..................................................................       100,000        100,000
     7.77% due 2010...................................................................        35,000         35,000
     6.625% due 2019..................................................................       125,000        125,000
     7.69% due 2039...................................................................         2,984          2,998
                                                                                         -----------    -----------
       Total unsecured notes..........................................................       395,984        445,998
                                                                                         -----------    -----------

   Capital lease obligations (Note 3).................................................         1,132          1,670

   Net unamortized premium on debt....................................................           756          2,068

   Long-term debt due within one year.................................................          (813)       (50,756)
                                                                                         -----------    -----------
     Total long-term debt.............................................................       470,274        472,400
                                                                                         -----------    -----------
TOTAL CAPITALIZATION..................................................................   $ 1,916,192    $ 1,870,976
                                                                                         ===========    ===========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           14


                                              PENNSYLVANIA ELECTRIC COMPANY

                                 CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                                Common Stock                  Accumulated
                                                                ------------       Other        Other
                                               Comprehensive    Number     Par     Paid-In   Comprehensive  Retained
                                                   Income     of Shares   Value    Capital    Income (Loss) Earnings
                                               -------------  ---------  -------  ----------  ------------  ---------
                                                                       (Dollars in thousands)

Balance, January 1, 2000.......................               5,290,596  $105,812 $  285,487    $  10,619   $ 59,265
   Net income..................................      $39,250                                                  39,250
   Net unrealized gain (loss) on investments...      (10,596)                                     (10,596)
                                                     -------
   Comprehensive income........................       28,654
                                                     =======
   Contributions from parent company...........                                       35,000
   Cash dividends on common stock..............                                                              (55,000)
         ------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.....................               5,290,596   105,812    320,487           23     43,515
   Net income..................................       23,718                                                  23,718
   Net unrealized gain on investments..........           12                                           12
   Net unrealized gain (loss) on derivative
     instruments...............................      ( 1,064)                                      (1,064)
                                                     -------
   Comprehensive income........................       22,666
                                                     =======
   Contributions from parent company...........                                       50,000
---------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001......................               5,290,596   105,812    370,487       (1,029)    67,233
   Purchase accounting fair value adjustment...                                      817,703        1,029     67,233)
---------------------------------------------------------------------------------------------------------------------
Balance, November 7, 2001......................               5,290,596   105,812  1,188,190           --         --
   Net income..................................       10,795                                                  10,795
   Net unrealized gain (loss) on investments...           (2)                                          (2)
   Net unrealized gain (loss) on derivative
     instruments...............................        1,781                                        1,781
                                                     -------
   Comprehensive income........................       12,574
                                                     =======
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................               5,290,596   105,812  1,188,190        1,779     10,795
   Net income..................................       50,910                                                  50,910
   Net unrealized gain (loss) on investments...            5                                            5
   Net unrealized gain (loss) on derivative
     instruments...............................       (1,853)                                      (1,853)
                                                    --------
   Comprehensive income........................      $49,062
                                                     =======
   Cash dividends on common stock..............                                                              (29,000)
   Purchase accounting fair value adjustment...                                       27,066
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.....................               5,290,596  $105,812 $1,215,256    $     (69)  $ 32,705
=====================================================================================================================



                       CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                           Subject to
                                                      Mandatory Redemption
                                                   -------------------------
                                                    Number          Carrying
                                                   of Shares          Value
                                                   ---------        --------
                                                     (Dollars in thousands)


             Balance, January 1, 2000..........    4,000,000        $100,000
             ===============================================================
             Balance, December 31, 2000........    4,000,000         100,000
             ===============================================================
               Purchase accounting fair
                 value adjustment..............                      (8,000)
             ---------------------------------------------------------------
             Balance, December 31, 2001........    4,000,000          92,000
             ===============================================================
               Amortization of fair market
                 value adjustment..............                          214
             ---------------------------------------------------------------
             Balance, December 31, 2002........    4,000,000       $  92,214
             ===============================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                              PENNSYLVANIA ELECTRIC COMPANY

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Nov. 7 -      Jan. 1 -
                                                                       2002     Dec. 31, 2001  Nov. 6, 2001   2000
----------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income........................................................  $  50,910     $ 10,795  |  $  23,718   $  39,250
   Adjustments to reconcile net income to net                                               |
   cash from operating activities:                                                          |
     Provision for depreciation and amortization..................     61,476        8,613  |     49,191      56,505
     Other amortization...........................................         94          309  |      1,672         347
     Impact of PPUC rate order, net...............................         --           --  |         --     (21,550)
     Deferred costs recoverable as regulatory assets..............    (58,953)      (7,467) |   (143,462)    (76,957)
     Deferred income taxes, net...................................     11,893      (23,127) |     60,170      15,946
     Investment tax credits, net..................................     (1,032)        (171) |       (970)     (1,142)
     Receivables..................................................    (27,509)     (26,592) |     16,566     (19,089)
     Accounts payable.............................................     (5,514)     (19,382) |     29,462     (20,608)
     Other (Note 7)...............................................      7,947       41,590  |    (36,884)    (89,125)
                                                                    ---------     --------  |  ---------   ---------
       Net cash provided from (used for) operating activities.....     39,312      (15,432) |       (537)   (116,423)
                                                                    ---------     --------  |  ---------   ---------
                                                                                            |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                       |
   New Financing-                                                                           |
     Long-term debt...............................................         --           --  |         --     118,000
     Short-term borrowings, net...................................     12,804        2,623  |     19,200       2,200
     Contributions from parent....................................         --           --  |     50,000      35,000
   Redemptions and Repayments-                                                              |
     Long-term debt...............................................    (49,973)          --  |         --     (25,000)
   Dividend Payments-                                                                       |
     Common stock.................................................    (29,000)          --  |         --     (55,000)
                                                                    ---------     --------  |  ---------   ---------
       Net cash provided from (used for) financing activities.....    (66,169)       2,623  |     69,200      75,200
                                                                    ---------     --------  |  ---------   ---------
                                                                                            |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                       |
   Property additions.............................................    (50,671)      (9,687) |    (50,543)    (73,247)
   Proceeds from non-utility generation trusts....................     49,044       29,944  |     18,339      75,991
   Contributions to decommissioning trusts........................         --           --  |        (15)        (40)
   Other..........................................................       (239)        (246) |     (5,194)      6,617
                                                                    ---------     --------  |  ---------   ---------
       Net cash provided from (used for) investing activities.....     (1,866)      20,011  |    (37,413)      9,321
                                                                    ---------     --------  |  ---------   ---------
                                                                                            |
                                                                                            |
Net increase (decrease) in cash and cash equivalents..............    (28,723)       7,202  |     31,250     (31,902)
Cash and cash equivalents at beginning of period..................     39,033       31,831  |        581      32,483
                                                                    ---------     --------  |  ---------   ----------
Cash and cash equivalents at end of period........................  $  10,310     $ 39,033  |  $  31,831   $     581
                                                                    =========     ========  |  =========   =========
                                                                                            |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                        |
Cash Paid During the Year-                                                                  |
     Interest (net of amounts capitalized)........................  $  32,695    $   2,018  |  $  35,134   $  33,409
                                                                    =========    =========  |  =========   =========
     Income taxes (refund)........................................  $  43,613     $(12,176) |  $ (14,542)  $ 110,395
                                                                    =========     ========  |  =========   =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           16


                                              PENNSYLVANIA ELECTRIC COMPANY

                                            CONSOLIDATED STATEMENTS OF TAXES


                                                                                  Nov. 7 -       Jan. 1 -
                                                                      2002     Dec. 31, 2001   Nov. 6, 2001   2000
---------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
GENERAL TAXES:
Real and personal property......................................  $     1,583   $       (146)| $   1,622   $   1,139
State gross receipts*...........................................       55,505          5,560 |    30,932      37,222
Other...........................................................        8,213            867 |     6,978       7,529
                                                                  -----------   ------------ | ---------   ---------
       Total general taxes......................................  $    65,301   $      6,281 | $  39,532   $  45,890
                                                                  ===========   ============ |  =========   =========
                                                                                             |
PROVISION FOR INCOME TAXES:                                                                  |
Currently payable-                                                                           |
   Federal......................................................  $    17,554   $     23,861 | $ (36,615)  $  11,593
   State........................................................        5,833          7,667 |    (3,183)      3,357
                                                                  ------------  ------------ | ---------   ---------
                                                                       23,387         31,528 |   (39,798)     14,950
                                                                  -----------   ------------ | ---------   ---------
Deferred, net-                                                                               |
   Federal......................................................       10,600        (17,511)|    46,346      11,732
   State........................................................        1,293         (5,616)|    13,824       4,214
                                                                  -----------   ------------ | ---------   ---------
                                                                       11,893        (23,127)|    60,170      15,946
                                                                  -----------   ------------ | ---------   ---------
Investment tax credit amortization..............................       (1,032)          (171)|      (970)     (1,142)
                                                                  -----------   ------------ | ---------   ---------
       Total provision for income taxes.........................  $    34,248   $      8,230 | $  19,402   $  29,754
                                                                  ===========   ============ | =========   =========
                                                                                             |
INCOME STATEMENT CLASSIFICATION                                                              |
OF PROVISION FOR INCOME TAXES:                                                               |
Operating income................................................  $    29,414   $     10,997 | $  17,395   $  25,335
Other income....................................................        4,834         (2,767)|     2,007       4,419
                                                                  -----------   ------------ | ---------   ---------
       Total provision for income taxes.........................  $    34,248   $      8,230 | $  19,402   $  29,754
                                                                  ===========   ============ | =========   =========
                                                                                             |
RECONCILIATION OF FEDERAL INCOME TAX                                                         |
EXPENSE AT STATUTORY RATE TO TOTAL                                                           |
PROVISION FOR INCOME TAXES:                                                                  |
Book income before provision for income taxes                     $    85,158   $     19,025 | $  43,120   $  69,004
                                                                  ===========   ============ | =========   =========
Federal income tax expense at statutory rate....................  $    29,805   $      6,659 | $  15,092   $  24,151
Increases (reductions) in taxes resulting from-                                              |
   Amortization of investment tax credits.......................       (1,032)          (171)|      (969)     (1,140)
   Depreciation.................................................        1,591            555 |     1,407       1,183
   State income tax, net of federal tax.........................        4,702          1,404 |     7,156       3,590
   Allocated share of consolidated tax savings..................           --             -- |    (2,912)         --
   Other, net...................................................         (818)          (217)|      (372)      1,970
                                                                  -----------   ------------ | ---------   ---------
       Total provision for income taxes.........................  $    34,248   $      8,230 | $  19,402   $  29,754
                                                                  ===========   ============ | =========   =========
                                                                                             |
ACCUMULATED DEFERRED INCOME TAXES AT                                                         |
DECEMBER 31:                                                                                 |
Property basis differences......................................  $   242,192   $    256,951 |             $ 250,410
Nuclear decommissioning.........................................      (41,665)       (42,138)|               (35,495)
Non-utility generation costs....................................     (223,644)      (214,492)|              (112,291)
Purchase accounting basis difference............................         (762)       (38,407)|                    --
Sale of generation assets.......................................        7,495          7,495 |                 5,302
Regulatory transition charge....................................           --          9,329 |                (9,329)
Customer receivables for future income taxes....................       52,793         61,493 |                65,506
Other...........................................................      (37,926)       (18,549)|              (139,090)
                                                                  ------------  ------------ |           ---------
       Net deferred income tax liability (asset)................  $    (1,517)  $     21,682 |             $  25,013
                                                                  ============  ============ |             =========


* Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                           17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The consolidated financial statements include Pennsylvania Electric Company (Company) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L) and Metropolitan Edison Company (Met-Ed). The Company, JCP&L and Met-Ed were formerly wholly owned subsidiaries of GPU, Inc., which merged with FirstEnergy on November 7, 2001. Pre-merger and post-merger period financial results are separated by a heavy black line.

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

   (C)   REGULATORY PLAN-

         Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. In 1998, the PPUC authorized a rate restructuring plan for the Company which essentially resulted in the deregulation of the Company's generation business. The Company has a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as the Company's provider of last resort (PLR) obligation. In 2000, the PPUC disallowed a portion of the requested additional stranded costs above those amounts granted in the Company's 1998 rate restructuring plan order. The PPUC required the Company to seek an Internal Revenue Service (IRS) ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to customers. If the IRS ruling ultimately supports returning these tax benefits to customers, there would be no effect to the Company's net income since the contingency existed prior to the merger.

         As a result of its generating asset divestitures, the Company obtains its supply of electricity to meet its PLR obligation almost entirely from contracted and open market purchases. In 2000, the Company filed a petition with the PPUC seeking permission to defer, for future recovery, energy costs in excess of amounts reflected in its capped generation rates; the PPUC subsequently consolidated this petition in January 2001 with the FirstEnergy/GPU merger proceeding (see Note 2 - Merger).

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

         Several parties had filed Petitions for Review in June and July 2001 with the Commonwealth Court of Pennsylvania regarding the June 2001 PPUC orders. On February 21, 2002, the Court affirmed the PPUC decision regarding the FirstEnergy/GPU merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the Company's PLR obligation, and rejected those parts of the settlement that permitted the Company to defer for accounting purposes the difference between its wholesale power costs and the amount that it collects from retail customers. The Company and the PPUC each filed a Petition for Allowance of Appeal with the Pennsylvania Supreme Court on March 25, 2002, asking it to review the Commonwealth Court decision. Also on March 25, 2002, Citizens Power filed a motion seeking an appeal of the Commonwealth Court's decision to affirm the FirstEnergy/GPU merger with the Pennsylvania Supreme Court. In the first quarter of 2002, the Company established a $111.1 million reserve for its PLR deferred energy costs incurred prior to its acquisition by FirstEnergy. The reserve reflected the potential adverse impact of a pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of $65.0 million.

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

         The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.0% in 2002, 2.9% in 2001 and 2.7% in 2000.

         Annual depreciation expense in 2002 included approximately $0.3 million for future decommissioning costs applicable to the Company's ownership in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), a demonstration nuclear reactor (Saxton Nuclear Experimental Facility) owned by a wholly owned subsidiary of the Company (in conjunction with JCP&L and Met-Ed) and decommissioning liabilities for its previously divested nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $131.2 million in current dollars and (using a

4.0% escalation rate) approximately $209.3 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is expected to be completed in 2003; payments for decommissioning of the nuclear generating units are expected to begin in 2014, when actual decommissioning work is expected to begin. The Company has recovered approximately $50.2 million for future decommissioning through its electric rates from customers through December 31, 2002. The Company has also recognized an estimated liability of approximately $1.9 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy
(DOE), as required by the Energy Policy Act of 1992.

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

         The Company has identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning.
Upon adoption of SFAS 143, asset retirement costs of $93 million will be recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million.

         The asset retirement liability at the date of adoption will be $99 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $130 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

         Management expects that the Company's ultimate nuclear decommissioning costs will be tracked and recovered through regulated rates. Therefore, the Company recognized a regulatory liability of $29 million upon adoption of SFAS 143 for the transition amounts related to establishing the asset retirement obligations for nuclear decommissioning. The remaining cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $1.9 million increase to income, or $1.1 million net of tax.

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

         If FirstEnergy had accounted for employee stock options under the fair value method, a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                               2002       2001      2000
-------------------------------------------------------------------------
         Valuation assumptions:
           Expected option term (years).....    8.1        8.3       7.6
           Expected volatility                23.31%     23.45%    21.77%
           Expected dividend yield..........   4.36%      5.00%     6.68%
           Risk-free interest rate..........   4.60%      4.67%     5.28%
         Fair value per option..............  $6.45      $4.97     $2.86
         ----------------------------------------------------------------

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

         The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheet as of December 31:

                                                                                                 Other
                                                                 Pension Benefits        Postretirement Benefits
                                                                 ----------------        -----------------------
                                                                 2002        2001           2002         2001
              --------------------------------------------------------------------------------------------------
                                                                               (In millions)
              Change in benefit obligation:
              Benefit obligation as of January 1..........     $3,547.9    $1,506.1     $ 1,581.6    $   752.0
              Service cost................................         58.8        34.9          28.5         18.3
              Interest cost...............................        249.3       133.3         113.6         64.4
              Plan amendments.............................         --           3.6        (121.1)          --
              Actuarial loss..............................        268.0       123.1         440.4         73.3
              Voluntary early retirement program..........           --          --            --          2.3
              GPU acquisition.............................        (11.8)    1,878.3         110.0        716.9
              Benefits paid...............................       (245.8)     (131.4)        (83.0)       (45.6)
              --------------------------------------------------------------------------------------------------
              Benefit obligation as of December 31........      3,866.4     3,547.9       2,070.0      1,581.6
              --------------------------------------------------------------------------------------------------

              Change in fair value of plan assets:
              Fair value of plan assets as of January 1...      3,483.7     1,706.0         535.0         23.0
              Actual return on plan assets................       (348.9)        8.1         (57.1)        12.7
              Company contribution........................           --          --          37.9         43.3
              GPU acquisition.............................           --     1,901.0            --        462.0
              Benefits paid...............................       (245.8)     (131.4)        (42.5)        (6.0)
              -------------------------------------------------------------------------------------------------
              Fair value of plan assets as of December 31.      2,889.0     3,483.7         473.3        535.0
              -------------------------------------------------------------------------------------------------

              Funded status of plan.......................       (977.4)      (64.2)     (1,596.7)    (1,046.6)
              Unrecognized actuarial loss.................      1,185.8       222.8         751.6        212.8
              Unrecognized prior service cost.............         78.5        87.9        (106.8)        17.7
              Unrecognized net transition obligation......           --          --          92.4        101.6
              -------------------------------------------------------------------------------------------------
              Net amount recognized.......................     $  286.9    $  246.5     $  (859.5)   $  (714.5)
              ========================================================================================------===

              Consolidated Balance Sheets classifications:
              Prepaid (accrued) benefit cost..............     $ (548.6)   $  246.5     $  (859.5)   $  (714.5)
              Intangible asset............................         78.5          --            --           --
              Accumulated other comprehensive loss........        757.0          --            --           --
              --------------------------------------------------------------------------------------------------
              Net amount recognized.......................     $  286.9    $  246.5     $  (859.5)   $  (714.5)
              =======================================================================------=====================

              Assumptions used as of December 31:
              Discount rate...............................         6.75%       7.25%         6.75%        7.25%
              Expected long-term return on plan assets....         9.00%      10.25%         9.00%       10.25%
              Rate of compensation increase...............         3.50%       4.00%         3.50%        4.00%


         Net pension and other  postretirement  benefit costs for the two years ended December 31, 2002 were computed as follows:


                                                                                        Other
                                                     Pension Benefits           Postretirement Benefits
                                                 ----------------------         -----------------------
                                                 2002        2001                 2002        2001
     --------------------------------------------------------------------------------------------------
                                                                     (In millions)

     Service cost...........................  $   58.8    $   34.9               $ 28.5       $18.3
     Interest cost..........................     249.3       133.3                113.6        64.4
     Expected return on plan assets.........    (346.1)     (204.8)               (51.7)       (9.9)
     Amortization of transition obligation
       (asset)                                      --        (2.1)                 9.2         9.2
     Amortization of prior service cost.....       9.3         8.8                  3.2         3.2
     Recognized net actuarial loss (gain)...        --          --                 11.2         4.9
     Voluntary early retirement program.....        --         6.1                   --         2.3
     --------------------------------------------------------------------------------------------------
     Net periodic benefit cost (income).....  $  (28.7)   $  (23.8)              $114.0       $92.4
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

   (H)   TRANSACTIONS WITH AFFILIATED COMPANIES-

         Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily GPUS and FES. During the three years ended December 31, 2002, GPUS provided legal, accounting, financial and other services to the Company. The Company also entered into sale and purchase transactions with affiliates (JCP&L and Met-Ed) during the period. Effective September 1, 2002, the Company assigned its PLR responsibility to FES through a wholesale power sale agreement.

         FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPUS and FECO, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the 1935 Public Utility Holding Company Act ("PUHCA"). The vast majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; the ratio of each company's amount of the FirstEnergy's aggregate total for direct payroll, number of employees, asset balances, revenues, number of customers and other factors; and specific departmental charge ratios. It is management's belief that allocation methods utilized are reasonable.

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


                                       2002                2001
----------------------------------------------------------------------
                                  Carrying  Fair        Carrying Fair
                                    Value   Value         Value  Value
                                  --------  -----       -------- -----
                                              (In millions)
    Long-term debt................  $469    $475         $519    $509
    Preferred stock...............  $ 92    $100         $ 92    $ 90
    Investments other than cash
      and cash equivalents........  $199    $199         $251    $251

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

         The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities, government bonds and corporate bonds. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. Realized gains (losses) are recognized as additions (reductions) to trust asset balances. For the year 2002, net realized gains were approximately $0.2 million and interest and dividend income totaled approximately $2.7 million.

         On January 1, 2001,  the  Company  adopted  SFAS 133,  "Accounting  for
Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an
amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet as of January 1, 2001 in the amount of $26.0 million, with an offsetting amount, net of tax, recorded in Regulatory Assets of $25.9 million. As of January 1, 2001, the Company also recorded derivative liabilities in the amount of $1.0 million as a result of adopting SFAS 133, with a substantially offsetting amount recorded in Accumulated Other Comprehensive Income, of $0.5 million. As of January 1, 2001, a cumulative effect of accounting change was recognized as an expense in Other Income (Deductions), Net on the Consolidated Statement of Income in the amount of $0.8 million.

         The Company is exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of non-derivative and derivative instruments, including options, futures contracts and swaps. These derivatives are used principally for hedging purposes. The Company has a Risk Policy Committee, comprised of FirstEnergy executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

         The Company uses derivatives to hedge the risk of price. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2003. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. There is currently a net deferred loss of $1.9 million included in Accumulated Other Comprehensive Income as of December 31, 2002 related to derivative hedging activity, which will be reclassified to earnings during the next twelve months as hedged transactions occur.

   (J)   REGULATORY ASSETS-

         The Companies recognize, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

         Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                 2002         2001
         ----------------------------------------------------------
                                                   (In millions)

         Regulatory transition charge.........  $434.2       $515.9
         Customer receivables for future
           income taxes.......................   124.5        140.2
         Provider of last resort deferrals....      --         83.5
         Nuclear decommissioning costs........    35.8         24.0
         Loss on reacquired debt..............     5.2          5.8
         Other................................      --          0.4
         ----------------------------------------------------------
           Total..............................  $599.7       $769.8
         ==========================================================

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

          During 2002, certain pre-acquisition contingencies and other final adjustments to the fair values of the assets acquired and liabilities assumed were reflected in the final allocation of the purchase price. These adjustments primarily related to: (1) final actuarial calculations related to pension and postretirement benefit obligations; (2) establishment of a reserve for deferred energy costs recognized prior to the merger; and (3) return to accrual adjustments for income taxes. As a result of these adjustments, goodwill increased by approximately $100.7 million. As of December 31, 2002, the Company had recorded goodwill of approximately $898.1 million related to the merger.

3.  LEASES:

         Consistent with regulatory treatment, the rentals for capital leases are charged to operating expenses on the Consolidated Statements of Income. The Company has a capital lease for an operations building, which expires in 2004. In each of the years 2002, 2001 and 2000, total rentals related to this capital lease were $0.7 million, comprised of an interest element of $0.2 million and other costs of $0.5 million.

         As of December 31, 2002, the future minimum lease payments on the Company's capital lease discussed above are $0.7 million and $0.5 million for the years 2003 and 2004, respectively. The present value of the net minimum lease payments is $1.1 million and the total interest portion is $0.1 million.

4.  CAPITALIZATION:

   (A)   RETAINED EARNINGS-

         The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 7, 2001 merger date.

         In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $10.1 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2002, the Company had retained earnings available to pay common stock dividends of $22.6 million, net of amounts restricted under the Company's FMB indentures.

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

         Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                                2002      2001     2000
--------------------------------------------------------------------------

   Restricted common shares granted.........  36,922    133,162   208,400
   Weighted average market price............  $36.04     $35.68    $26.63
   Weighted average vesting period (years)..     3.2        3.7       3.8
   Dividends restricted.....................  Yes          *      Yes
--------------------------------------------------------------------------

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

         Stock option activities under the FE Programs for the past three years were as follows:

                                              Number of      Weighted Average
        Stock Option Activities                Options        Exercise Price
--------------------------------------------------------------------------------
   Balance, January 1, 2000.............     2,153,369            $25.32
   (159,755 options exercisable)........                           24.87

     Options granted....................     3,011,584             23.24
     Options exercised..................        90,491             26.00
     Options forfeited..................        52,600             22.20
   Balance,  December 31, 2000..........     5,021,862             24.09
   (473,314 options exercisable)........                           24.11

     Options granted....................     4,240,273             28.11
     Options exercised..................       694,403             24.24
     Options forfeited..................       120,044             28.07
   Balance, December 31, 2001...........     8,447,688             26.04
   (1,828,341 options exercisable)......                           24.83

     Options granted....................     3,399,579             34.48
     Options exercised..................     1,018,852             23.56
     Options forfeited..................       392,929             28.19
   Balance,  December 31, 2002..........    10,435,486             28.95
   (1,400,206 options exercisable)......                           26.07


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

   (C)   PREFERRED AND PREFERENCE STOCK-

         The Company's preferred stock authorization consists of 11.435 million shares without par value. No preferred shares are currently outstanding.

   (D) COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY PARTNERSHIP PREFERRED SECURITIES-

         The Company has formed a statutory business trust, Penelec Capital Trust, which is owned through a wholly-owned limited partnership of the Company, Penelec Capital II, L.P., of which a wholly-owned subsidiary of the Company is the sole general partner. In this transaction, Penelec Capital Trust invested the gross proceeds from the sale of $100.0 million of its 7.34% trust preferred securities in the preferred securities of Penelec Capital II, L.P., which in turn invested those proceeds in $103.1 million of 7.34% subordinated debentures of the Company. The sole assets of Penelec Capital Trust are the preferred securities of Penelec Capital II, L.P., whose sole assets are the Company's subordinated debentures with the same rate and maturity date as the preferred securities. The Company has effectively provided a full and unconditional guarantee of its obligations under its trust's preferred securities. The trust preferred securities, which mature in 2039 and have a liquidation value of $25.00 per security, are redeemable at the option of the Company beginning in September 2004 at 100% of their principal amount. The interest on the subordinated debentures (and therefore the distributions on the preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

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

         Based on the amount of bonds authenticated by the Trustee through December 31, 2002, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amount to $0.7 million. The Company expects to fulfill its sinking and improvement fund obligation by providing bondable property additions to the Trustee.

         Sinking  fund  requirements  for  FMBs  and  maturing   long-term  debt
(excluding capital leases) for the next five years are:

                                          (In millions)
                             -------------------------
                              2003..........$  0.2
                              2004.......... 125.2
                              2005..........   8.2
                              2006..........   0.2
                              2007..........   3.1
                             -------------------------

         The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMBs. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $69.3 million to pay principal of, or interest on, the pollution control revenue bonds.

   (F)   COMPREHENSIVE INCOME-

          Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2002, accumulated other comprehensive income consisted of an unrealized gain on investments of $2,700 and an unrealized loss on derivative instruments of $72,000.

5. SHORT-TERM BORROWINGS:

         The Company may borrow from its affiliates on a short-term basis. As of December 31, 2002, the Company had total short-term borrowings of $90.4 million from its affiliates with a weighted average interest rate of approximately 1.8%.

6.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

   (A)   CAPITAL EXPENDITURES-

         The Company's current forecast reflects expenditures of approximately $328 million for property additions and improvements from 2003 through 2007, of which approximately $54 million is applicable to 2003.

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

   (C)   ENVIRONMENTAL MATTERS-

         The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has accrued liabilities aggregating approximately $0.3 million as of December 31, 2002. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

   (D)   OTHER LEGAL PROCEEDINGS-

         Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which is described below.

         The Company has a 25% ownership interest in TMI-2, which was damaged during a 1979 accident. As a result of the accident, claims for alleged personal injury were filed against the Company, JCP&L, Met-Ed, and GPU (the defendants) in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial. In January 2002, the District Court granted the defendants' July 2001 motion for summary judgment on the remaining 2,100 pending claims. In February 2002, the plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In December 2002, the Court of Appeals refused to hear the appeal, which effectively ended further legal action for those claims.

7.  OTHER INFORMATION:

          The following represents the financial data which includes supplemental unaudited prior years' information as compared to consolidated financial statements and notes previously reported in 2001 and 2000.

   (A)   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Nov. 7-      Jan. 1-
                                                              Dec. 31,     Nov. 6,
                                                  2002         2001         2001         2000
                                                  ----         ----         ----         ----


 Other cash flows from operating activities:
 Accrued taxes................................   $(7,984)     $26,337  |   $(21,377)   $  4,994
 All other....................................    15,931       15,253  |    (15,507)    (94,119)
                                                 -------      -------  |   ---------   --------
   Other cash provided from (used for)                                 |
     operating activities.....................   $ 7,947      $41,590  |   $(36,884)   $(89,125)
                                                 =======      =======  |   =========   ========



   (B)   REVENUES - INDEPENDENT SYSTEM OPERATOR (ISO) TRANSACTIONS-

         The  Company  records   purchase  and  sales   transactions   with  PJM
Interconnection ISO, an independent system operator, on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The aggregate purchase and sales transactions for the three years ended December 31, 2002, are summarized as follows:

                                 Nov. 7-Dec. 31, Jan. 1-Nov. 6,
                           2002       2001          2001        2000
            ----------------------------------------------------------
                                       (In millions)

            Sales.......   $34         $1     |      $29         $92
            Purchases...    75          9     |       79          36
            ----------------------------------|-----------------------


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

   (C)   TRANSACTIONS WITH AFFILIATED COMPANIES-

         The primary affiliated companies transactions are as follows:

                                                  Nov. 7-     Jan. 1-
                                                 Dec. 31,     Nov. 6,
                                         2002      2001        2001      2000
------------------------------------------------------------------------------
                                                    (In millions)
Operating Revenues:
Wholesale sales-affiliated companies... $  9.1    $ 1.1  |    $10.0     $ 30.1
                                                         |
Operating Expenses:                                      |
Power purchased from FES...............  188.2     14.6  |      --         --
GPU Service, Inc. support services.....   81.5     17.0  |     93.0      109.0
Power purchased from other affiliates..    9.7      1.5  |      8.8        2.6


   (D)   RETIREMENTS BENEFITS- (1)

         Net pension and other postretirement benefit costs (income) for the three years ended December 31, 2002 are approximately as follows:

                                                 Nov. 7-      Jan. 1-
                                                 Dec. 31,     Nov. 6,
                                         2002      2001        2001      2000
------------------------------------------------------------------------------
                                                    (In millions)
Pension Benefits......................  $(15.8)   $(4.6)  |   $(14.9)   $(9.3)
Other Postretirement Benefits.........     3.2      0.3   |      2.8      8.9

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

                                            Three Months Ended
                                 ---------------------------------------------
                                 March 31,  June 30, September 30,December 31,
                                   2002      2002       2002        2002
------------------------------------------------------------------------------
                                              (In millions)

Operating Revenues............   $242.8     $237.6    $269.4      $277.3
Operating Expenses and Taxes..    214.3      221.7     256.4       246.5
------------------------------------------------------------------------------
Operating Income .............     28.5       15.9      13.0        30.8
Other Income (Expense)........      0.3        0.8       1.0        (0.4)
Net Interest Charges..........     10.0        9.8       9.6         9.6
------------------------------------------------------------------------------
Net Income ...................   $ 18.8     $  6.9    $  4.4      $ 20.8
==============================================================================

                                     Three Months Ended
                               --------------------------------
                               March 31, June 30, September 30,  Oct. 1 - Nov. 6,   Nov. 7 - Dec. 31,
                                  2001    2001        2001            2001               2001
-----------------------------------------------------------------------------------------------------

                                                       (In millions)

Operating Revenues............  $243.8   $230.6     $265.6            $94.5       |      $140.1
Operating Expenses and Taxes..   235.0    212.2      238.8             78.5       |       125.7
----------------------------------------------------------------------------------|------------------
Operating Income..............     8.8     18.4       26.8             16.0       |        14.4
Other Income (Expense)........     0.6      1.4       (1.2)            (7.4)      |         3.0
Net Interest Charges..........    11.5     12.6       11.2              4.4       |         6.6
----------------------------------------------------------------------------------|------------------
Net Income (Loss).............   $(2.1)   $ 7.2     $ 14.4            R 4.2       |      $ 10.8
=====================================================================================================


Report of Independent Accountants


To the Stockholders and Board of Directors of Pennsylvania Electric Company:

In our opinion, the accompanying consolidated balance sheet and consolidated statement of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Electric Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended and the year ended December 31, 2000 (pre-merger) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Pennsylvania Electric Company and subsidiaries as of December 31, 2001 and for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger) were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financials statements in their report dated March 18, 2002.


PricewaterhouseCoopers LLP

Cleveland, Ohio
February 28, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.


Report of Previous Independent Public Accountants


To the Stockholders and Board of Directors of Pennsylvania Electric Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Pennsylvania Electric Company (a Pennsylvania
corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 (post-merger), and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Pennsylvania Electric Company and subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 (pre-merger), were audited by other auditors whose report dated January 31, 2001, expressed an unqualified opinion on those statements.

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

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Electric Company and subsidiaries as of December 31, 2001 (post-merger), and the results of their operations and their cash flows for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP

Cleveland, Ohio,
  March 18, 2002.